As filed with the Securities and Exchange Commission on April 6, 1999

                                                     Registration No. 333-71123
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                ---------------


                                Amendment No. 2

                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                ---------------


                                  iTurf Inc.
            (Exact name of registrant as specified in its charter)

              Delaware                          5961                              13-3963754
(State or other jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer Identification No.)
 incorporation or organization)      Classification Code Number)

                               435 Hudson Street
                            New York, New York 10014
                                (212) 741-7785
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                               ---------------

                                STEPHEN I. KAHN
                               435 Hudson Street
                            New York, New York 10014
                                (212) 807-9060
                    (Name, address, including zip code, and
         telephone number, including area code, of agent for service)
                                ---------------

                         Copies of Communications to:

      RONALD R. PAPA, ESQ.                   ROBERT A. SCHWED, ESQ.
        Proskauer Rose LLP                   OTHON A. PROUNIS, ESQ.
           1585 Broadway          Reboul, MacMurray, Hewitt, Maynard & Kristol
New York, New York 10036-8299                 45 Rockefeller Plaza
           (212) 969-3000                   New York, New York 10111
                                                 (212) 841-5700

                               ---------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                                        Proposed Maximum
             Title Of Each Class Of                  Amount to be           Aggregate              Amount of
           Securities To Be Registered              Registered (1)     Offering Price (2)     Registration Fee (3)
------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per share        4,830,000            $86,940,000              $24,169
------------------------------------------------------------------------------------------------------------------



(1) Includes 630,000 shares of Class A common stock which the Underwriters have an option to purchase to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.

(3) Includes $14,195 previously paid.

                               ---------------

     We will amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                                          Subject to Completion
                                                                  April 6, 1999


                                4,200,000 Shares



                                  [iTurf Logo]


                              Class A Common Stock

                                 --------------

This is the initial public offering of iTurf Inc., and we are offering 4,200,000 shares of our Class A common stock. We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.


Our Class A common stock has been approved for listing on the Nasdaq National Market under the symbol "TURF."



Investing in the Class A common stock involves risks. See "Risk Factors" beginning on page 7.


                                                       Per Share        Total
                                                      -----------   ------------
  Public offering price ...........................   $              $
  Underwriting discounts and commissions ..........   $              $
  Proceeds to iTurf Inc. ..........................   $              $

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


We have granted the underwriters the right to purchase up to 630,000 additional shares of Class A common stock to cover any over-allotments.


                          Joint Book-Running Managers


                    BT Alex. Brown        Hambrecht & Quist




                                --------------


J.P. Morgan & Co.
                                CIBC Oppenheimer
                                                         Wit Capital Corporation
                                                             as e-Manager[TM]




                                        , 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

 * United States Census Bureau, 1997
** Based on sales and traffic


     The information on our Web sites is not a part of this prospectus. iTurf, the iTurf logo and gURL are some of our service marks. dELiA*s, Contents and Discount Domain are registered trademarks of dELiA*s Inc., and Droog and dot dot dash are trademarks of dELiA*s Properties Inc. This prospectus also includes trademarks and trade names of other companies. Each trade name, trademark or service mark of any other company appearing in this prospectus is the property of its owner.

     This prospectus includes statistical data regarding the Internet industry and the Generation Y market. This data was obtained from industry publications and reports which we believe to be reliable sources. However, the accuracy and completeness of this data are not guaranteed. We have not independently verified this data nor sought the consent of every organization to refer to their reports in this prospectus.

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.


Our Business

     iTurf is a leading provider of Internet community and commerce services focused primarily on Generation Y, based on sales and online traffic. Generation Y is comprised of 56 million people between the ages of 10 and 24 and accounts for over $278 billion of disposable income. iTurf is an online destination, or "home turf," where Generation Y members can interact and shop in a domain of their own, away from the pressures of parents and school. Our network of Web sites offers interactive magazines, or web/zines, with proprietary content, chat rooms, posting boards, personal homepages, e-mail, and online shopping. Our gURL community sites provide interactive features and regularly updated articles on topics of interest to Generation Y girls and young women. Our electronic commerce, or e-commerce, sites offer a wide range of apparel, accessories, footwear, athletic gear and home furnishings for Generation Y.

     We are a subsidiary of dELiA*s Inc., the leading direct marketer to Generation Y. Our relationship with our parent provides the following advantages:

     o exclusive online use of leading brand names including dELiA*s and TSI Soccer;

     o a proprietary ten million-name database that includes six million individuals who have made catalog purchases;

     o advertising space in our parent's catalog publications that collectively have circulation in excess of 60 million;

     o substantial merchandising expertise and strong relationships with hundreds of vendors; and

     o sophisticated services from our parent's distribution center to fill our product orders.

     Our Internet traffic and sales have grown rapidly over the last year. We estimate that the number of page views per month on our Web sites has grown from approximately 800,000 in February 1998 to approximately 35 million in February 1999. Our revenues have increased from $48,000 in the quarter ended January 31, 1998 to $2.1 million in the quarter ended January 31, 1999. By selling a selection of branded and proprietary products, we have been able to achieve higher gross profits per order on merchandise sales than many other e-commerce companies. In the quarter ended January 31, 1999, our gross margin on merchandise sales was approximately 50%.

     We currently generate a substantial majority of our revenue from e-commerce sales, but expect to further develop our other revenue streams in the future. Our four primary sources of revenue are:

     o e-commerce sales through our dELiAs.cOm, TSISoccer.com, contentsonline.com, discountdomain.com, droog.com and dotdotdash.com sites;

     o fees paid for advertising on our sites;

     o fees from licensing our gURL brand name and online content; and

     o subscription fees paid by members of our discountdomain.com discount shopping service.


Our Market Opportunity

     Generation Y is an increasingly important demographic group on the Internet. Jupiter Communications estimates that e-commerce sales to teens and college students will increase from $600 million in 1998 to $3.8 billion in 2002, while spending on advertising to this group will increase from $500 million in 1998 to $2.1 billion in 2002. However, Generation Y is difficult to reach for traditional retailers, advertisers and e-commerce providers. Members of Generation Y desire entertainment, communication, and advice focused on their particular needs. They demand engaging content that does not speak down to them. Major Internet sites generally do not exclusively address teen issues of peer, parental and school-related pressures, friendship, sexuality and competition. Accordingly, we believe there is a need for a Generation Y online destination consisting of an integrated network of community and commerce in a trusted environment.

     We may not enjoy the same growth rates as the recent rates of growth of e-commerce spending by or advertising targeting Generation Y.


Our Strategy

     Our goal is to build iTurf into the most heavily-trafficked Generation Y destination online. The key elements of our strategy are to:

     o strengthen the recognition of the iTurf brand and each brand in our network;

     o enhance our online offerings to drive traffic to our sites and increase revenue; and

     o expand site infrastructure to enhance functionality and support growth.

     Our commerce and community sites will be linked by iTurf.com. We intend to develop iTurf.com as the online meeting place and community for Generation Y. We will promote and drive traffic to this site through all of the properties in our network. We believe that iTurf.com will be able to generate advertising and sponsorship revenue from advertisers and retailers seeking targeted access to Generation Y.


Our Parent

     Our parent is currently a reporting company under the Securities Exchange Act of 1934. Our parent owns all of the shares of our Class B common stock as of the date hereof. The Class B common stock entitles our parent to six votes per share, as compared to one vote per share of the Class A common stock. Following this offering, our parent will continue to beneficially own all of the outstanding shares of the Class B common stock, and therefore, will hold approximately 95% of the voting power of our outstanding capital stock. See "Risk Factors--Our parent and its principal stockholder may exert control over our business."


     Our principal offices are located at 435 Hudson Street, New York, New York 10014, and our telephone number is (212) 741-7785.

     Unless we otherwise state, the information in this prospectus does not take into account any exercise of the underwriters' over-allotment option. Any reference in this prospectus to a particular fiscal year is to the year ended January 31 following the corresponding calendar year. For example, "fiscal 1998" means the period from February 1, 1998 to January 31, 1999.

                                  The Offering


Class A common stock offered by iTurf.....   4,200,000 shares


Common stock to be outstanding
after the offering:

  Class A common stock....................   4,201,471 shares(1)

  Class B common stock....................   12,500,000 shares

Use of proceeds...........................   Marketing activities, capital
                                             expenditures, repayment of
                                             indebtedness due to our parent,
                                             purchase of common stock of our
                                             parent and other general corporate
                                             purposes, including working
                                             capital. For a more detailed
                                             explanation of the intended use of
                                             proceeds of this offering,
                                             including the purchase of our
                                             parent's common stock, see "Use of
                                             Proceeds."


Nasdaq National Market symbol.............   TURF


----------


(1) Excludes a total of 1,419,688 shares of Class A common stock issuable upon exercise of options outstanding as of January 31, 1999, with a weighted average exercise price of $9.36 per share, and 2,630,312 additional shares of Class A common stock reserved for issuance under our stock incentive plan. Includes 1,471 shares, assuming an initial public offering price per share of $17.00, to be issued to another subsidiary of our parent concurrently with this offering as consideration in connection with the transfer to iTurf of the TSISoccer.com domain name.

                            Summary Financial Data

     The following tables summarize our financial results and should be read in conjunction with the "Selected Financial Data," the iTurf Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The historical financial statements include allocations for administrative, distribution and other expenses incurred by our parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as an independent company.

     The accompanying financial data include the Internet operations of TSI Soccer Corporation, that was acquired by our parent in a transaction accounted for in a pooling of interests, from March 14, 1995, its date of inception. It also includes the operations of gURL, Interactive Inc. from December 17, 1997, the date of its acquisition, and additional Internet operations developed since December 17, 1997, including the dELiAs.cOm Web site, which was launched in May 1998.


                                                      Period from
                                                    March 14, 1995
                                                  (date of inception)
                                                        through                  Year ended January 31
                                                      January 31        ----------------------------------------
                                                         1996                1997          1998          1999
                                                 --------------------   -------------   ----------   -----------
                                                              (in thousands, except per share data)
Statement of Operations Data:
Revenues .....................................         $     6             $    13      $   134      $ 4,014
Gross profit .................................               4                   7           65        2,327
Income (loss) from operations ................              (2)                 (7)         (49)         860
Net income (loss) ............................         $    (1)            $    (4)     $   (40)     $   464
                                                       =======             =======      =======      =======
Basic and diluted net income (loss)
 per share(1) ................................         $ (0.00)            $ (0.00)     $ (0.00)     $  0.04
                                                       =======             =======      =======      =======
Shares used to compute basic net income (loss)
 per share(1) ................................          12,500              12,500       12,500       12,500
                                                       =======             =======      =======      =======
Shares used to compute diluted net income
 (loss) per share(1) .........................          12,500              12,500       12,500       12,518
                                                       =======             =======      =======      =======



                                              January 31, 1999
                                         --------------------------
                                          Actual     As Adjusted(2)
                                         --------   ---------------
                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents ............    $  375        $55,204
Working capital (deficiency) .........      (461)        54,941
Total assets .........................     1,255         56,109
Due to parent ........................       573             --
Total stockholder's equity ...........       419         55,846


----------
(1) Based on the number of shares actually outstanding as of January 31, 1999 after giving effect to the reclassification of 100 shares of common stock outstanding at January 31, 1999 into 12,500,000 shares of Class B common stock. See Notes to iTurf Financial Statements for information concerning the computation of basic and diluted net income (loss) per share.


(2) As adjusted to reflect (A) the sale of 4,200,000 shares of Class A common stock in this offering at an assumed initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of the estimated proceeds therefrom, including our purchase of shares of common stock of our parent and the repayment of an amount due to our parent, and
    (B) the acquisition of the TSISoccer.com domain name from TSI Soccer Corporation for $25,000 of Class A common stock valued at the initial public offering price. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS


     You should consider carefully the following risks before you decide to buy our Class A common stock. We have described these risks and uncertainties under the following general categories: "Risks Related to Our Business," "Risks Related to Our Relationship with Our Parent," "Risks Related to the Internet Industry" and "Risks Related to this Offering." The risks and uncertainties described below are not the only ones facing our company and our securityholders. Additional risks and uncertainties may also adversely impair our business operations. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of the money you paid to buy our Class A common stock.



Risks Related to Our Business

   We have a limited operating history on which an investor can evaluate our business

     We have a limited operating history on which an investor can evaluate our business. Our TSISoccer.com operations began in 1995, and the gURL.com Web site was launched in 1996. However, we did not begin selling merchandise from the dELiA*s catalog on the Internet until May 1998. As a result, we have generated substantially all of our revenues since May 1998. You must consider the risks and difficulties we encounter as an early-stage company in the new and rapidly evolving Internet, e-commerce and online advertising markets. These risks include our ability to:

     o sustain historical revenue growth rates;

     o implement our business model;

     o manage our expanding operations;

     o attract, retain and motivate qualified personnel;

     o anticipate and adapt to rapid changes in our markets;

     o attract and retain a large number of advertisers;

     o maintain and enhance our systems to support growth of operations and increasing user traffic;

     o retain existing customers, attract new customers and maintain customer satisfaction;

     o introduce new and enhanced Web pages, services, products and alliances;

     o maintain our profit margins in the face of price competition or rising wholesale prices;

     o minimize technical difficulties, system downtime and the effect of Internet brown-outs;

     o manage the timing of iTurf promotions and sales programs; and

     o respond to changes in government regulation.

If we do not successfully manage these risks, our business, results of operations and financial condition will be materially adversely affected. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.


   We have no history as an independent company

     Prior to the closing of this offering, we have operated as a wholly-owned subsidiary of our parent. We do not have an operating history as an independent company. We rely on our parent to provide merchandising, inventory management, creative, technical, marketing, customer service, human resources, finance, accounting, administrative, legal and other services and will continue to receive such services pursuant to intercompany agreements between us and our parent. We intend to develop the operational, administrative and other systems and infrastructure necessary to support our current and future business on an independent basis. However, our business could be materially adversely affected if our parent fails to adequately provide such services or if we fail to develop systems of our own.

     The historical financial statements contained in this prospectus include allocations for administrative, distribution and other expenses incurred by our parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as a separate, stand-alone company. We have also relied on our parent to provide financing for our operations. Therefore, investors should not rely on our cash flows to date as indicative of the cash flows that would have resulted had iTurf been operating as an independent company during the periods presented.

  We expect to incur substantial net losses for the foreseeable future

     We expect to record substantial net losses for the foreseeable future. We believe that our continued growth will depend in large part on our ability to:

     o increase awareness of our brand names;

     o provide our customers with superior Internet community and e-commerce experiences; and

     o continue to enhance our systems and technology to support increased traffic to our Web sites.


Accordingly, we intend to dramatically increase our level of marketing and promotional expenditures. We also expect to invest heavily to further develop our Web sites, technology and operating systems. We will incur increased expenses in connection with fees payable to our parent pursuant to intercompany agreements with our parent. Slower revenue growth than we anticipate or operating expenses that exceed our expectations would have a material adverse effect on our business.


  We must successfully anticipate and respond to fashion trends

     We derive the majority of our revenues from the online sale of apparel, accessories and footwear, particularly those featured in the dELiA*s catalog. Accordingly, our success depends, in part, on our ability and our parent's ability to anticipate the frequently changing fashion tastes of our customers, and to offer merchandise that appeals to their preferences on a timely and affordable basis. Poor customer reaction to our parent's products or a failure by our parent to source these products effectively would have a material adverse effect on iTurf.

     Our failure to successfully anticipate, identify or react to changes in styles, trends or brand preferences of our customers may result in lower revenue from reduced sales and promotional pricing. If we misjudge merchandise selection, our image with our customers would be materially adversely affected.

  We must retain and integrate our key personnel to operate our business, and we may not be able to hire and retain qualified personnel as our business grows

     Our success depends on the continued service of our key technical, sales and senior management personnel. Loss of the services of Stephen I. Kahn, our President, Chief Executive Officer and Chairman of our board of directors, Dennis Goldstein, our Chief Financial Officer, Alex S. Navarro, our Chief Operating Officer, Oliver Sharp, our Chief Technology Officer, or other key employees would have a material adverse effect on our business. Furthermore, several members of our senior management joined us in January 1999, including our Chief Financial Officer and our Senior Vice President--Marketing. Our Chief Technology Officer joined us in February 1999. As a result of these recent additions, our senior managers may not perform effectively as individuals or work together as a team.

     Our success also depends on our ability to continue to attract, retain and motivate skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other qualified employees in the future. We have in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining skilled employees with appropriate qualifications. Our business will be materially adversely affected if we fail to attract and retain key employees.

  Our quarterly operating results are subject to significant fluctuations and seasonality

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Many of these factors are outside our control and include:

     o seasonal fluctuations in consumer purchasing patterns and advertising spending;

     o timing of, response to and quantity of our parent's catalog mailings;

     o changes in the growth rate of Internet usage and online user traffic levels;

     o actions of our competitors;

     o the timing and amount of costs relating to the expansion of our operations and acquisitions of technology or businesses; and

     o general economic and market conditions.

     As a result, our future revenues are difficult to forecast. Any shortfall in revenues may have a material adverse effect on our business and would likely affect the market price of our Class A common stock in a manner unrelated to our long-term operating performance.

     Our limited operating history and the new and rapidly evolving Internet markets make it difficult to ascertain the effects of seasonality on our business. If seasonal and cyclical patterns emerge in Internet consumer purchasing or in Internet advertising spending, our results of operations from quarter to quarter will be less comparable. Sales of apparel, accessories and footwear are generally lower in the first half of each year. Similarly, advertising sales in traditional media, such as television and radio, are generally lower in the first calendar quarter of each year. We may experience similar seasonality in our business.

     You should not rely on quarter-to-quarter comparisons of our results of operations as indicative of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our Class A common stock may fall.

  Our success depends on our ability to expand our capacity, systems and features

     A key element of our strategy is to generate a high volume of traffic on our Web sites. However, growth in the number of users accessing our sites may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe that we will therefore need to continually improve and enhance the functionality and performance of our e-commerce, customer tracking and other technical systems. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate increased traffic may cause decreased levels of customer service and satisfaction. We believe our present systems will not be adequate to accommodate rapid growth in user demand. As a result, we intend to upgrade our existing systems and implement new systems. Failure to implement these systems effectively or within a reasonable period of time would have a material adverse effect on our business, results of operations and financial condition.

     We must also introduce additional or enhanced features and services to retain current users and attract new users to our sites. If a new service is not favorably received, our current users may visit our Web sites less frequently. These new services or features may contain errors, and we may need to significantly modify the design of these services to correct errors. If users encounter difficulty with or do not accept our services or features, our business would be materially adversely affected.

     Any growth of our business may strain our management systems and resources and will require us to implement new operational and financial systems, procedures and controls. We expect that we will need to continue to expand, train and manage our workforce. Our inability to accomplish any of these goals could adversely affect our business.

  Our computer systems and equipment may fail or experience delays

     Our operations depend on our ability to maintain our computer systems and equipment in effective working order. We must also protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Most of our Web sites reside on a computer system located at our New York City office. This system's continuing and uninterrupted performance is critical to our success.

     Our customers may become dissatisfied as a result of any system failure. Any sustained or repeated system failure or interruption would reduce the attractiveness of our Web sites to customers and advertisers. In addition, interruptions in our systems could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the timeframe we require. Unanticipated problems affecting our systems have caused from time to time in the past, and in the future could cause, interruptions in our services. Any damage or failure that interrupts or delays our operations could have a material adverse effect on our business.

  We will increasingly rely upon online and traditional advertising to generate sales

     We expect to increasingly rely on online and traditional advertising and strategic alliances to attract users to our Web sites. We intend to commit substantial resources to promoting our Web sites and our brand name through online advertising and advertising in our parent's catalogs. Our inability to develop and maintain effective advertising campaigns may have a material adverse effect on our business. Pursuant to the intercompany services agreement, we will commit to purchase substantial amounts of advertising in our parent's print catalogs. These amounts of advertising are materially greater than we have used in the past. We cannot assure you that this advertising will effectively attract users to our Web sites or lead to a substantial amount of sales.

     To date, we have not done a substantial amount of advertising other than in our parent's catalogs. We intend to use a substantial portion of the proceeds of this offering for online and traditional advertising. Our online advertising may include strategic alliances that require large, long-term commitments. We cannot assure you that we will be able to identify and secure sufficient online and offline advertising opportunities or that such spending will effectively attract users to our Web sites or lead to a substantial amount of sales.

  We currently lack advertising sales personnel

     We intend to develop a sales team for advertising on our Internet community sites, which advertising has not generated substantial revenues to date. Establishing our sales team involves a number of risks, including:

     o we have not previously employed dedicated advertising sales personnel;

     o we may be unable to hire, retain, integrate and motivate sales and sales support personnel; and

     o new sales personnel may require a substantial period of time to become productive.


Failure to develop and maintain an effective sales force would have a material adverse effect on our business.

  We depend on third party shippers, communications providers and vendors to operate our business

     iTurf depends upon a number of third parties to deliver goods and services to it and its customers. For example, iTurf relies on third-party shippers including the United States Postal Service, United Parcel Service and Federal Express to ship merchandise to its customers. Strikes or other service interruptions affecting our shippers would have a material adverse effect on our ability to deliver merchandise on a timely basis. Our Web sites could experience disruptions or interruptions in service due to failures by these providers. We also depend on communications providers including Cable & Wireless plc and AT&T to provide our Internet users with access to our Web sites. In addition, our users depend on Internet service providers and Web site operators for access to our Web sites. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to stop using our services.

     A third party hosts and manages two of our community Web sites, gURLpages.com and gURLmAIL.com, and also sells advertisements on such sites. System failures by this third party have in the past and could in the future lead to disruption in service on these sites. Such system disruptions or the failure by this third party to successfully sell advertisements on these Web sites could have a material adverse effect on our business.

     Our business depends on the ability of third-party vendors to provide us and our parent with current-season brand-name apparel and merchandise at competitive prices in sufficient quantities and of acceptable quality. No vendor accounted for more than 9% of sales generated by the dELiA*s catalog in fiscal 1997. However, two vendors accounted for approximately 56% of retail and catalog sales of TSI Soccer Corporation in fiscal 1997. One of those vendors, adidas, accounted for approximately 13% of our parent's sales in fiscal 1997. Our parent does not have long-term contracts with adidas or any other supplier. In addition, many of the smaller vendors used by our parent have limited resources, production capacities and operating histories. If any of the following events occurred, our business could be materially adversely affected:

     o if our key vendors failed to expand with us and our parent;

     o if we lost one or more key vendors, including adidas;

     o if our parent's current vendor terms were changed; or

     o if our parent's ability to procure products were limited.

  We may be unable to identify or successfully integrate potential acquisitions and investments

     We may acquire or make investments in complementary businesses, products, services or technologies. However, we have no present understanding or agreement relating to any such acquisition or investment. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. If we buy a business, we could have difficulty in assimilating that company's personnel, operations, products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

  We have limited protection of our intellectual property, and others could infringe on or misappropriate our proprietary rights

     We regard our service marks, trademarks, trade secrets and similar intellectual property as critical to our success. The steps taken by us to protect our intellectual property may not be adequate, and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. We rely on trademark and copyright law, trade secret protection and confidentiality, license and other agreements with employees, customers, strategic partners and others to protect our proprietary rights. We have pursued and applied for the registration of our trademarks and service marks in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online. We also use our parent's trademarks in connection with the sale of many of our goods and services and rely on our parent's ability to adequately protect its trademarks and proprietary rights.

     We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. We attempt to ensure that the quality of our brands is maintained by such licensees. Such licensees may take or omit to take actions that would materially adversely affect the value of our proprietary rights or reputation, which actions would have a material adverse effect on our business, financial condition and results of operations.

  We face intense competition from Internet- and retail-based businesses

     Many Web sites compete for consumers' and advertisers' attention and spending. We expect such competition to continue to increase because of the relative ease with which new Web sites can be developed. We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business. We believe that our ability to compete depends upon many factors, including the following:

     o the market acceptance of our Web sites and online services;

     o the success of our brand building and sales and marketing efforts;

     o the performance, price and reliability of services developed by us or our competitors; and

     o the effectiveness of our customer service and support efforts.

Our competitors may develop products or services that are equal or superior to our solutions or achieve greater market acceptance than ours. In addition, our competitors may have cooperative relationships among themselves or with third parties that increase the ability of their products or services to address the needs of our prospective advertisers. Increased competition could cause price reductions, reduced gross margins and loss of market share.

     Our e-commerce operations in the highly competitive apparel, accessories, footwear and home furnishings industries and the athletic goods and soccer specialty markets face competition from store-based retailers, direct marketers and apparel manufacturers. Our dELiA*s, TSI Soccer, Contents, Droog and dot dot dash online catalogs compete with traditional department store retailers, as well as specialty and catalog apparel, accessory, and footwear retailers, for Generation Y customers. Our TSI Soccer online catalog also competes with several soccer specialty direct marketers, soccer specialty retailers and general athletic merchandise retailers. Our discountdomain.com offerings compete with traditional discount retailers and direct marketers. Many of our competitors are larger than and have substantially greater financial, distribution and marketing resources than us.

     There are few barriers to entry in the teen apparel, accessories, footwear, home furnishings and soccer specialty markets. We believe that our and our parent's recent success in these markets has attracted the attention of other direct marketers, catalogers, store-based retailers and apparel manufacturers some of which have entered or are likely to enter these markets. In addition, our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to the vendors' products. We may experience pricing pressures, increased marketing expenditures and loss of market share due to increased competition. These factors may materially adversely affect our business.

     Our online advertising business competes with television, radio, cable and print for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. Moreover, advertisers may, over time, determine that advertisements placed on our Web sites have not been effective. Consequently our advertising revenues may decline.

  We may expand our business internationally and become subject to currency, political, tax and other uncertainties

     Our international business is subject to a number of risks of doing business abroad, including:

     o fluctuations in currency exchange rates, the impact of recessions in economies outside the United States and regulatory and political changes in foreign markets;

     o reduced protection for intellectual property rights in some countries;

     o potential limits on the use of some of our vendors' trademarks outside the United States;

     o exposure to potentially adverse tax consequences or import/export quotas;

     o opening and managing distribution centers abroad;

     o inconsistent quality of merchandise and disruptions or delays in shipping; and

     o developing customer lists and marketing channels.

Although less than one percent of our sales is to customers who live outside the United States, we intend to market our sites globally. In addition, certain of our parent's vendors procure products from outside the United States. Approximately 48% of our parent's sales in fiscal 1997 were of products we believe were manufactured outside the United States. We purchase from our parent merchandise manufactured outside the United States. Furthermore, expansion into new international markets may present competitive and merchandising challenges different from those we currently face. We cannot assure you that we will expand internationally or that any such expansion will result in profitable operations.

  Failure of our computer systems to recognize Year 2000 could negatively affect our business

     We depend upon complex computer software and systems for all phases of our operations, including our parent's computer systems. We have not yet begun performing tests on all of our material operating software and systems to assess and ensure Year 2000 compliance. We cannot assure you that all of iTurf's material operating software and systems will be Year 2000 compliant. Many existing computer programs and systems use only two digits to identify a year in the date field. These programs and systems were designed and developed without considering the impact of the upcoming turn of the century. If not corrected, such computer applications could fail or create erroneous results by or at the Year 2000.

     The failure of any of our software or systems to be Year 2000 compliant could prevent us from being able to process or fulfill orders from our customers or could disrupt our financial and management controls and reporting systems. Any such failure, if not quickly remedied, would have a material adverse effect on our business, results of operations and financial condition.

     In addition to the systems and software that we use directly, our operations also depend on the performance of software and systems of our third party service providers. These include providers of financial, telecommunications and parcel delivery services. We also cannot assure you that our service providers have, or will have, operating software and systems that are Year 2000 compliant.

     In addition, a significant portion of purchases of merchandise from iTurf are made with credit cards. Our business, results of operations and financial condition may be materially adversely affected to the extent our customers are unable to use their credit cards due to Year 2000 issues.


Risks Related to Our Relationship with Our Parent

  Our parent and its principal stockholder may exert control over our business

     We are currently a wholly-owned subsidiary of our parent. After the closing of this offering, our parent will own all of our Class B shares of common stock, which will represent approximately 95% of the voting power of our common stock. As a result of its share ownership and the other rights described in this prospectus, our parent will be able to elect a majority of the members of our board of directors. This concentration of ownership and other rights could also delay or prevent a change of control. Also, Stephen I. Kahn, Chief Executive Officer and Chairman of the board of directors of our parent and iTurf, was, as of January 31, 1999, the beneficial owner of approximately 45% of the outstanding common stock of our parent and, accordingly, may be deemed to be the beneficial owner of all of the iTurf common stock owned by our parent. As a result, Mr. Kahn will be able to control iTurf in the same manner that our parent is able to control iTurf.

     Our parent could elect to sell all or a substantial portion of its equity interest in iTurf to a third party. In the event of a sale of our parent's interest to a third party, that third party may be able to control iTurf in the same manner that our parent is able to control iTurf. Such a sale may adversely affect the market price of the Class A common stock and may adversely affect iTurf's business, financial condition and results of operations.

     Under our parent's credit agreement, all of our common stock owned by our parent has been pledged as security for our parent's obligations. If our parent were to default under this credit agreement, its lender could take ownership of all the common stock of iTurf now owned by our parent. In that case, the lender would be able to control iTurf in the same manner as our parent.

  Overlapping management and boards of directors could cause conflicts of interest between us and our parent

     Several of iTurf's officers and directors serve as officers and directors of our parent. Service as both a director or officer of iTurf and a director or officer of our parent could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for iTurf and our parent. Such decisions may relate to potential acquisitions of businesses, the intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by iTurf and other matters.

     Stephen I. Kahn, who is the President, Chief Executive Officer and Chairman of the board of directors of iTurf, is the Chief Executive Officer and Chairman of the board of directors of our parent. Alex S. Navarro is the Chief Operating Officer and Secretary of iTurf and also the Secretary and Chief Legal Officer of our parent. Christopher C. Edgar is a Vice President of iTurf and a member of iTurf's board of directors and is the Chief Operating Officer and Vice Chairman of the board of directors of our parent. Evan Guillemin is a Vice President of iTurf and a member of iTurf's board of directors and is the President and Chief Financial Officer of our parent.

     Messrs. Kahn, Edgar, Guillemin and Navarro will be employed by both our parent and iTurf and will spend a substantial part of their professional time and effort on behalf of our parent. In many instances, such efforts for our parent will involve activities that are unrelated, and in some circumstances may be adverse, to the interests of iTurf. iTurf has not established any minimum time that Messrs. Kahn, Edgar, Guillemin and Navarro will be required to spend on iTurf matters.

     Messrs. Kahn, Edgar, Guillemin and Navarro will continue to hold shares of and/or options to purchase shares of common stock of our parent acquired or granted prior to such employee's transfer to iTurf. Such employees may not yet have received comparable interests under our stock incentive plan. In addition, following the closing of this offering, employees of iTurf may be eligible to participate in other benefit plans of our parent that provide opportunities to receive additional shares of common stock of our parent. These substantial equity interests in our parent may present these officers and employees with incentives potentially adverse to iTurf's stockholders.

  We depend on our parent's brands, goods and services

     Prior to the closing of this offering, we will enter into a series of intercompany agreements with our parent. Under these agreements, we will depend on our parent to provide us with trademark rights, goods and services that are key to the success of our business. The termination of the intercompany agreements on the failure of our parent to satisfactorily perform its obligations under these agreements would have a material adverse effect on our business. In addition, we anticipate making material payments to our parent each year for the foreseeable future under the intercompany agreements. See "Transactions with Our Parent--Intercompany Agreements."

     We depend on our parent as a trademark licensor. Pursuant to the trademark license and customer list agreement, we license the dELiA*s logo and name, other valuable trademarks, and online content from our parent and its other subsidiaries on an exclusive basis for Internet use. If our trademark license and customer list agreement with our parent were terminated, we would need to change the domain names of most of our Web sites and devote substantial resources towards building new brand names. Our parent may terminate the trademark license and customer list agreement if any person other than our parent, its affiliates or strategic partners acquire 20% or more of the voting power of iTurf and under other circumstances.

     In addition, the trademark license and customer list agreement contains restrictions that may prevent us from marketing our products and services in the same way we would if we owned these trademarks ourself. Our parent can:

     o demand that we remove from our Web sites any online content that bears one of our parent's trademarks that our parent determines conflicts with, interferes with or is detrimental to its reputation or business or for certain other reasons;

     o require us to conform to our parent's guidelines for the use of its trademarks;

     o approve all materials, such as marketing materials, that include any of our parent's trademarks; and

     o control the visual and editorial presentation of content on our Web sites that use our parent's trademarks.

     We depend on our parent for advertising. Pursuant to the intercompany services agreement, our parent has agreed to provide us with advertising and promotional space in its catalogs and retail stores. In addition, we are required to purchase from our parent minimum amounts of advertising space in at least 50% of all of our parent's catalogs distributed each year. However, our parent controls the timing and placement of these advertisements and promotions. Our parent could discontinue promoting iTurf in its current manner. Our parent also makes no guarantee to us as to the demographic composition of the target audience. This advertising and promotion is an important element of our strategy to increase awareness of our brands and increase sales. If we were not able to advertise in our parent's catalog and retail stores, we would make substantially fewer sales on our Web sites. The advertising obligations can be terminated by our parent under the same circumstances as the trademark license and customer list agreement.

     We depend on our parent for services. Pursuant to the intercompany services agreement, our parent will provide us with services, such as merchandising, inventory management, creative, marketing, technical, human resources, finance, accounting, administrative, legal and other services. If our parent fails to provide these services satisfactorily, we would be required to perform these services or obtain these services from another provider. In such case, we may incur additional costs in order to obtain these services and we may be unable to obtain these services on commercially reasonable terms. If we choose to perform these services ourself, we may not be able to perform them adequately, and, as a result, we could lose a substantial number of customers. The service obligations can be terminated by our parent under the same circumstances as the trademark license and customer list agreement.

     Substantially all of our sales orders are currently processed and fulfilled through our parent's systems. Our parent is generally obligated to provide fulfillment services to us at a level at least equal to the quality of services being provided by our parent prior to the date of this prospectus. As a result, our future revenue depends on our parent's ability to fulfill our e-commerce sales in an accurate and timely manner.

     We depend on our parent as a supplier. Pursuant to the intercompany services agreement, we may purchase products from our parent for resale on the Internet. We anticipate that, for the foreseeable future, a majority of our revenue will be derived from the online sale of merchandise under our parent's trademarks. Accordingly, iTurf's future revenues and business success depend on our parent's ability to maintain and renew relationships with its existing vendors and to establish relationships with additional vendors. We do not have direct contractual relationships with our parent's suppliers relating to our parent's merchandise sold on our Web sites. As such, we cannot obtain the same merchandise directly and are restricted pursuant to the trademark license and customer list agreement from having such relationships without our parent's consent. Furthermore, our parent does not have long-term contracts with any of its suppliers. In addition, many of the smaller vendors used by our parent have limited resources, production capacities and operating histories. The supply obligations can be terminated by our parent under the same circumstances as the trademark license and customer list agreement.

  We may be contingently liable for our parent's tax and pension obligations

     For so long as our parent continues to own 80% of the vote and value of our capital stock, we will be included in our parent's consolidated group for federal income tax purposes. If our parent or other members of its consolidated group fail to make any federal income tax payments required by law, we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states.

     Under the tax allocation agreement, for so long as iTurf is included in our parent's consolidated group, we will pay our parent our proportionate share of our parent's income tax liability computed as if we were a separate taxpayer. By virtue of its controlling ownership and the tax allocation agreement, our parent will effectively control all of our tax decisions. Under the tax allocation agreement, for so long as iTurf is included in our parent's consolidated group, our parent will have sole authority to respond to and conduct all tax proceedings, including tax audits, relating to us, to file all income tax returns on our behalf and to determine the amount of our liability to, or entitlement to payment from, our parent under the tax allocation agreement. Notwithstanding the tax allocation agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation.

     For so long as our parent continues to own at least 80% of the voting and economic power or value of iTurf's capital stock, we will also be jointly and severally liable, together with all other members of our parent's "control group", for pension funding, termination and excise taxes and for other pension-related matters in the event our parent fails to fully satisfy its legally required pension obligations. Because the Class B common stock held by our parent is entitled to six votes per share, we expect that our parent will retain its 80% voting interest for the foreseeable future. We believe there were no such liabilities outstanding as of January 31, 1999.

     The intercompany indemnification agreement provides that our parent will indemnify iTurf for certain tax and pension liabilities resulting from our relationship with our parent, including the costs of defending against any assertion of claims against iTurf. We cannot assure you that our parent will be able to fulfill its obligations under such agreement. Therefore, we may be liable for payments in such instance.

  We face potential competition from our parent

     Any of the following events could have a material adverse effect on our business or our stockholders:

     o any competition from our parent that results in a loss of a corporate opportunity by iTurf to our parent;

     o any engagement by our parent in any activity that is similar to the businesses of iTurf; or

     o the early termination of the trademark license and customer list agreement.

However, our parent has agreed in the trademark license and customer list agreement to refrain from competing with us in the Generation Y Internet business. Our parent is under no other obligation to refrain from competing with us or to share with us any future business opportunities available to it. iTurf's Restated Certificate of Incorporation will include provisions that may permit our parent to compete with us in areas unrelated to the Generation Y Internet business.

  The fluctuation in the price of our parent's common stock could adversely affect the price of our Class A common stock and our business

     We intend to use a portion of the proceeds of this offering to purchase shares of our parent's common stock from our parent. These securities will constitute a substantial portion of our assets. Our parent's common stock has fluctuated significantly in the past and may fluctuate significantly in the future. A decline in the price of our common stock could reduce the value of our investment in our parent's common stock and could adversely affect the price of our Class A common stock and our business. If the price of our Class A common stock declines, the price of our parent's common stock could decline, which could cause the price of our Class A common stock to decline further. We believe it is likely that we will have to sell shares of our parent's common stock within 12 months of the closing of this offering. The price of our parent's common stock may be lower than we paid. We, therefore, may not fully realize our investment in such stock. See "Use of Proceeds."

     In addition, there are limits on our ability to sell shares of our parent's common stock. As a result, our parent's common stock price could decline for a considerable period after we have decided to sell such securities. The shares of our parent's common stock are "restricted securities" under Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or qualified for an exemption from registration. Although we have registration rights on the shares of our parent's common stock, we may not be able to demand registration of such shares for 180 days following this offering. In addition, our parent's ability to block registration may impede our ability to sell these shares in a timely manner. In addition, through its control of our board of directors, our parent may be able to control our ability to sell such securities.

Risks Related to the Internet Industry

  We depend on continued growth in use of the Web

     Our industry is new and rapidly evolving. A decrease in the growth of Web usage would adversely affect our business. The following factors may inhibit growth in Web usage:

     o inadequate Internet infrastructure;

     o security and privacy concerns;

     o inconsistent quality of service; and

     o unavailability of cost-effective, high-speed service.

     Our success depends upon the ability of the Internet infrastructure to support increased use. The performance and reliability of the Web may decline as the number of users increases or the bandwidth requirements of users increase. The Web has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays frequently occur in the future, Web usage, including usage of our Web sites, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

  We depend on continued growth of online commerce

     Our future revenue and profits depend upon the widespread acceptance and use of the Web as an effective medium of commerce. Rapid growth in the use of the Web and commercial online services is a recent phenomenon. We cannot assure you that a large base of consumers will adopt and continue to use the Web as a medium of commerce. Demand for recently introduced services and products over the Web and online services is subject to a high level of uncertainty. The successful development of the Web and online services is subject to a number of factors, including:

     o continued growth in the number of users of such services;

     o concerns about transaction security;

     o continued development of the necessary technological infrastructure; and

     o the development of complementary services and products.

     Failure of the Web and online services to become a viable commercial marketplace would materially adversely affect our business.

  We depend on an unproven Internet community business model

     The Internet community business model is an unproven business model. Our ability to generate significant revenues from advertisers and sponsors will depend, in part, on our ability to generate sufficient user traffic with demographic characteristics attractive to our advertisers. The intense competition among Web sites that sell online advertising has led to the creation of a number of pricing alternatives for online advertising. It is difficult for us to project future levels of advertising revenue and applicable gross margin that can be sustained by us or the online advertising industry in general. Although we do not currently derive a substantial portion of our revenue from advertising, our business model depends in part on increasing the amount of such revenue. No standards have been widely accepted for measuring the effectiveness of online advertising. Failure of the market for online advertising to develop or slower development than expected would materially adversely affect our business.

  We depend on the storage of personal information about our users

     Web sites typically place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. iTurf and other Web sites use cookies for a variety of reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Furthermore, the European Union recently adopted a directive addressing data privacy that may limit the collection and use of information regarding Internet users. This directive may limit our ability to target advertising or collect and use information in European countries.

  We may be sued regarding privacy concerns

     Despite the display of our privacy policy on our Web sites, any penetration of our network security or misappropriation of our users' personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The Federal Trade Commission has not yet promulgated regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the promulgation of regulations under this act will make it more difficult for us to collect personal information from some of our customers. We could incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices were investigated. See "Business--Legal."

  Government regulation and legal uncertainties could add additional burdens to doing business on the Internet

     Laws and regulations applicable to Internet communications, commerce and advertising are becoming more prevalent. The most recent session of the U.S. Congress passed laws regarding online children's privacy, copyrights and taxation. The law governing the Internet, however, remains largely unsettled. New laws may impose burdens on companies conducting business over the Internet. The adoption or modification of laws or regulations applicable to the Internet could adversely affect our business.

     Although our online transmissions generally originate in New York, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. It may take years to determine whether and how existing laws governing intellectual property, privacy, libel and taxation apply to the Internet and online advertising. In addition, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers.

  Web security concerns could hinder e-commerce and online advertising

     The need to securely transmit confidential information such as credit card and other personal information over the Internet has been a significant barrier to e-commerce and online communications. Any publicized compromise of security could deter people from accessing the Web or from using it to transmit confidential information. Furthermore, decreased online traffic and e-commerce sales as a result of general security concerns could cause advertisers to reduce their amount of online spending. Such security concerns could reduce our market for e-commerce and indirectly influence our ability to sell online advertising. We may also incur significant costs to protect iTurf against the threat of problems caused by such security breaches.

  We may be liable for information displayed on and communication through our Web sites

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other theories relating to the information we publish on our Web sites. These claims have been brought against Internet companies as well as print publications in the past. Based on links we provide to other Web sites, we could also be subjected to claims based upon the online content we do not control that is accessible from our Web sites. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms.

  Changes in registration of domain names may adversely affect our business

     The regulation of domain names in the United States and in foreign countries is expected to change in the near future. As a result, we cannot assure you that we will be able to acquire or maintain relevant domain names in all countries in which iTurf conducts business. iTurf holds various Web domain names relating to its brands, including the iTurf.com, dELiAs.cOm and gURL.com domain names. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. In the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. We expect future changes in the United States to include a transition from the current system to a system controlled by a non-profit corporation and the creation of additional top-level domains. Requirements for holding domain names also are expected to be affected. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, results of operations and financial condition.

  We may be unable to respond to rapid technological change in our industry

     The Internet, e-commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer preferences. Our success will depend on our ability to adapt to rapidly changing technologies and address our customers' changing preferences. We may experience difficulties that delay or prevent our being able to do so. Material delays in introducing new technologies and enhancements to our services may cause customers and advertisers to make purchases from or visit the Web sites of our competitors.


Risks Related to this Offering


  Our shares eligible for public sale after this offering may adversely affect our stock price

     Any sale by our parent of our common stock could cause our stock price to fall because it will increase the number of shares traded in the market. After the closing of this offering, our parent will own all of the outstanding shares of Class B common stock. Our parent will not have any restrictions on selling any of our securities held by it in the public market, other than as provided in an agreement with BT Alex. Brown Incorporated and Hambrecht & Quist LLC and under applicable securities laws. The shares held by our parent will be "restricted securities" and will become eligible for sale subject to the limitations of Rule 144 under the Securities Act. In addition, our parent can require us to register the shares of Class B common stock it owns for public sale pursuant to the dELiA*s common stock registration rights agreement.


     After the closing of this offering, there will be 4,201,471 shares of Class A common stock outstanding. Of the outstanding shares, the 4,200,000 shares sold in this offering will be freely tradeable, except for any shares purchased by our "affiliates" as defined in Rule 144. Several of our officers intend to purchase up to an aggregate 130,000 shares of our Class A common stock from the underwriters in this offering. These shares will be restricted securities and will become eligible for sale subject to the limitations of Rule
144. Additionally, 1,471 shares of Class A common stock, valued at the assumed initial offering price of $17.00, will be issued to TSI Soccer Corporation as consideration in connection with the transfer to iTurf of the TSISoccer.com domain name. Sales of a large number of shares held by affiliates could have an adverse effect on the market price for our Class A common stock.


     As of January 1, 1999, 4,050,000 shares of Class A common stock were reserved for issuance under our stock incentive plan, of which options to purchase 1,419,688 shares were then outstanding and of which no options were then exercisable. iTurf intends to file, within 180 days after the date of this prospectus, a Form S-8 registration statement under the Securities Act to register shares issued and reserved for issuance under the stock incentive plan. Beginning 180 days after the date of this prospectus, approximately 186,775 shares of Class A common stock issuable upon the exercise of vested options will become eligible for sale. Shares of Class A common stock issued under our stock incentive plan or upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations and certain lock-up agreements with the representatives of the underwriters. The possible sale of a significant number of these shares may cause the price of our Class A common stock to fall.

  Our Class A common stock price could be extremely volatile

     We cannot assure you that a trading market in our Class A common stock will develop or how liquid that market might become. The initial public offering price for our shares to be sold in this offering will be determined solely by negotiations between iTurf and the representatives of the underwriters and may not be indicative of prices in the trading market. The stock market has experienced significant price and volume fluctuations, and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Investors in our stock may not be able to resell their shares of Class A common stock at or above the initial public offering price due to the possible volatility of our Class A common stock after this offering.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. The institution of such litigation against us could result in substantial costs to us and a diversion of our management's attention and resources.

  Our management has broad discretion in use of proceeds of this offering

     Our management can spend most of the proceeds from this offering in ways with which our stockholders may not agree. iTurf intends to use a portion of the net proceeds from the offering for marketing, capital expenditures and to purchase shares of our parent's common stock. The remaining net proceeds will be available for general corporate purposes, including working capital. See "Use of Proceeds."

  Our charter documents and Delaware law may inhibit a takeover

     Provisions of Delaware law, our Restated Certificate of Incorporation, or our bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock--Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Bylaws."


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about iTurf and our industry. These forward-looking statements involve risks and uncertainties. iTurf's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. iTurf undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS


     We estimate that the net proceeds from the sale of the 4,200,000 shares of Class A common stock will be approximately $65.4 million, at an assumed initial public offering price of $17.00 per share and after deducting the estimated underwriting discounts and offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that such net proceeds will be approximately $75.4 million.


     We intend to use the net proceeds of this offering as follows:

     o at least $6.0 million for marketing activities during fiscal 1999;

     o approximately $4.0 million for capital expenditures, including investments in technology and physical infrastructure, and the acquisition of online content and distribution relationships; and

     o to repay an amount due to our parent ($573,000 at January 31, 1999).

     Additionally, we intend to use $10.0 million of the net proceeds of this offering to purchase shares of common stock of our parent from our parent. In addition, if the underwriters exercise their over-allotment option, we intend to use 60% of the net proceeds therefrom to purchase additional shares of our parent's common stock from our parent. We will purchase such shares from our parent at a price equal to the average closing price of our parent's common stock on the five preceding trading days. While providing financing to our parent, this mechanism returns an asset of tangible value to iTurf-- shares of our parent's common stock. See "Risk Factors--The fluctuation in the price of our parent's common stock could adversely affect the price of our Class A common stock and our business."

     We expect to use the remainder of the net proceeds for other general corporate purposes, including working capital. The amounts actually expended for such working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such acquisition. Pending such uses, we will invest the net proceeds of this offering in interest-bearing, investment grade securities through a wholly-owned subsidiary.


                                DIVIDEND POLICY

     We currently intend to retain all of our earnings to finance our operations and we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so.

                                 CAPITALIZATION

     The following table sets forth the capitalization of iTurf as of January 31, 1999 on an actual basis based on our audited financial statements, and as adjusted to give effect to:

     o the reclassification of 100 shares of common stock outstanding at January 31, 1999 into 12,500,000 shares of Class B common stock;

     o the authorization of 67,500,000 shares of Class A common stock;

     o the authorization of 1,000,000 shares of preferred stock;


     o the sale of 4,200,000 shares of Class A common stock in this offering at an assumed initial public offering price of $17.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses;


     o the purchase of parent company stock for $10,000,000;

     o repayment of an amount due to our parent ($573,000 at January 31, 1999); and


     o the acquisition of the TSISoccer.com domain name from TSI Soccer Corporation for $25,000 of Class A common stock valued at the initial public offering price, assumed to be $17.00 per share.



                                                                               January 31, 1999
                                                                          ---------------------------
                                                                             Actual       As Adjusted
                                                                          ------------   ------------
                                                                                (in thousands)
   Due to parent ......................................................      $  573       $      --
                                                                             ------       ---------
   Stockholders' equity:
    Preferred stock, $.01 par value; 1,000,000 shares authorized;
      no shares issued and outstanding actual and as adjusted .........          --              --
    Class A common stock, $.01 par value; 67,500,000 shares
      authorized; no shares issued and outstanding actual;
      4,201,471 shares issued and outstanding as adjusted(1) ..........          --              42
    Class B common stock, $.01 par value; 12,500,000 shares
      authorized; 12,500,000 shares issued and outstanding actual
      and as adjusted .................................................         125             125
    Additional paid-in capital ........................................          --          65,260
    Investment in common stock of parent ..............................          --         (10,000)
    Retained earnings .................................................         294             419
                                                                             ------       ---------
     Total stockholders' equity .......................................         419          55,846
                                                                             ------       ---------
      Total capitalization ............................................      $  992       $  55,846
                                                                             ======       =========


----------

(1) Excludes (a) 1,419,688 shares of Class A common stock issuable upon the exercise of options outstanding with a weighted average exercise price of $9.36 per share, and (b) an aggregate of 2,630,312 additional shares reserved for issuance under our stock incentive plan. See "Management--1999 Stock Incentive Plan" and Note 9 of Notes to iTurf Financial Statements.

                                   DILUTION

     The net tangible book value of iTurf as of January 31, 1999 was approximately $63,000, or $.01 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of January 31, 1999. The pro forma net tangible book value of iTurf as of January 31, 1999, after giving effect to:


     o the issuance and sale of the 4,200,000 shares of Class A common stock offered hereby at an assumed initial public offering price of $17.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses;


     o the purchase of the common stock of our parent for $10.0 million, accounted for as a reduction of stockholders' equity; and


     o the acquisition of the TSISoccer.com domain name from TSI Soccer Corporation for $25,000 of Class A common stock valued at the initial public offering price, assumed to be $17.00 per share;

would have been $55.5 million, or $3.32 per share.

     This represents an immediate increase in pro forma net tangible book value per share of $3.31 to existing stockholders and an immediate dilution per share of $13.68 to new investors. The following table illustrates this per share dilution:



   Assumed initial public offering price per share ...........................                $  17.00
      Net tangible book value per share before this offering .................    $  .01
      Increase in pro forma net tangible book value per share attributable to
       new investors .........................................................      3.31
                                                                                  ------
   Pro forma net tangible book value per share after offering ................                    3.32
                                                                                              --------
   Dilution per share to new investors .......................................                $  13.68
                                                                                              ========


     The following table summarizes, on a pro forma basis, as of January 31, 1999, the number of shares of Class A common stock purchased in this offering, the aggregate cash consideration paid and the average price per share paid by existing stockholders for Class B common stock and by new investors purchasing shares of Class A common stock in this offering:


                                        Shares Purchased          Total Consideration
                                    ------------------------   -------------------------   Average Price
                                       Number       Percent        Amount       Percent       Per Share
                                    ------------   ---------   -------------   ---------   --------------
   Existing Stockholder .........   12,500,000        74.9%    $        --          --%        $   --
   New investors ................    4,200,000        25.1      71,400,000       100.0          17.00
                                    ----------       -----     -----------       -----
      Total .....................   16,700,000       100.0%    $71,400,000       100.0%
                                    ==========       =====     ===========       =====


     The foregoing discussion and tables assume no exercise of any stock options. As of January 31, 1999, there were options outstanding to purchase a total of 1,419,688 shares of Class A common stock with a weighted average exercise price of $9.36 per share. To the extent that any of these options are exercised, there may be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data are qualified by reference to, and should be read in conjunction with, the Financial Statements of iTurf, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data of iTurf presented below for the years ended January 31, 1997, 1998 and 1999, and the balance sheet data as of January 31, 1998 and 1999 are derived from financial statements of iTurf that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The selected statement of operations data presented below for the period from March 14, 1995, date of inception, through January 31, 1996 and the balance sheet data as of January 31, 1996 and 1997 are derived from audited financial statements not included in this prospectus. The historical financial statements include allocations for administrative, distribution and other expenses incurred by our parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as an independent company.

     The accompanying financial data include the Internet operations of TSI Soccer Corporation, which was acquired by our parent in a transaction accounted for as a pooling of interests, from March 14, 1995, its date of inception, the operations of gURL Interactive from December 17, 1997, the date of its acquisition, and additional Internet operations of iTurf developed since December 17, 1997, including the dELiAs.cOm Web site which was launched in May 1998.

                                                               Period from
                                                             March 14, 1995
                                                           (date of inception)           Year Ended January 31
                                                           through January 31  -----------------------------------------
                                                                  1996              1997           1998          1999
                                                          -------------------- -------------   -----------   -----------
                                                                      (in thousands, except per share data)
Statement of Operations Data:
Revenues ................................................       $     6           $    13         $   134      $  4,014
Cost of product sales ...................................             2                 6              69         1,687
                                                                -------           -------         -------      --------
Gross profit ............................................             4                 7              65         2,327
Selling, general and administrative expenses ............             6                14             114         1,467
                                                                -------           -------         -------      --------
Income (loss) from operations ...........................            (2)               (7)            (49)          860
Interest expense ........................................            --                --              20            41
                                                                -------           -------         -------      --------
Income (loss) before income tax (benefit) provision .....            (2)               (7)            (69)          819
                                                                -------           -------         -------      --------
Income tax (benefit) provision ..........................            (1)               (3)            (29)          355
                                                                -------           -------         -------      --------
Net income (loss) .......................................       $    (1)          $    (4)        $   (40)     $    464
                                                                =======           =======         =======      ========
Basic and diluted net income (loss) per share(1) ........       $ (0.00)          $ (0.00)        $ (0.00)     $   0.04
                                                                =======           =======         =======      ========
Shares used to compute basic net income (loss) per
 share(1) ...............................................        12,500            12,500          12,500        12,500
                                                                =======           =======         =======      ========
Shares used to compute diluted net income (loss) per
 share ..................................................        12,500            12,500          12,500        12,518
                                                                =======           =======         =======      ========


                                                                   January 31
                                                 -----------------------------------------------
                                                    1996         1997         1998        1999
                                                 ----------   ----------   ---------   ---------
                                                                 (in thousands)
Balance Sheet Data:
Cash and cash equivalents ....................      $ --         $ --       $   31      $  375
Working capital (deficiency) .................        (1)          (5)        (481)       (461)
Total assets .................................        --           --          467       1,255
Due to parent ................................         1            5          512         573
Total stockholder's (deficit) equity .........        (1)          (5)         (45)        419

----------

(1) Based on the number of shares actually outstanding as of January 31, 1999 after giving effect to the reclassification of 100 shares of common stock outstanding at January 31, 1999 into 12,500,000 shares of Class B common stock. See Notes to iTurf Financial Statements for information concerning the computation of net income (loss) per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Investors should read the following discussion in conjunction with the financial statements and related notes thereto of iTurf which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect iTurf's plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."


Overview

     iTurf is a leading provider of Internet community and e-commerce services focused primarily on Generation Y, based on sales and traffic on our Web sites. We provide Generation Y with an online destination that encompasses a network of Web sites that addresses this demographic group's concerns, interests, tastes and needs. Our sites offer interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages and e-mail, as well as online shopping opportunities.

     iTurf is a subsidiary of dELiA*s Inc. and was incorporated on August 7, 1997. Prior to the closing of this offering, our parent has owned all of the outstanding capital stock of iTurf. iTurf's results of operations include the following:

     o the Internet operations of TSI Soccer Corporation, a wholly-owned subsidiary of our parent, which was acquired by our parent in December 1997. The acquisition was accounted for as a pooling of interests. Concurrently with the closing of this offering, iTurf will acquire the TSISoccer.com domain name from TSI Soccer for $25,000 of Class A common stock, valued at the initial public offering price per share. Therefore, the financial statements of iTurf reflect the Internet operations of TSI from March 14, 1995, when TSI began Internet operations;

     o the operations of gURL Interactive, which was acquired by iTurf on December 17, 1997; and

     o the Internet operations of iTurf, which were developed since December 17, 1997, including the dELiAs.cOm Web site which was launched in May 1998.

     Following the acquisition of gURL Interactive, we launched the dELiAs.cOm and discountdomain.com sites in May 1998, the contentsonline.com and droog.com sites in November 1998 and, most recently, the dotdotdash.com site in March 1999. We sell products from these sites, each of which shares merchandise and branding with catalog offerings of our parent. In addition, we expanded our Web community features during the same periods. We launched gURLmAIL.com in February 1998 and gURLpages.com in June 1998. In December 1998, we also began to add additional third party content to our gURL.com Web site, such as music news and film trailers. See "Business--The iTurf Network" and "Business--iTurf E-Commerce."

     We generate revenue from four primary sources:

     o sales of apparel, accessories, footwear, athletic gear, home furnishings and other merchandise through our e-commerce sites;

     o fees paid for advertising on our sites;

     o fees from licensing the gURL brand and content; and

     o subscription fees paid by members of our discount shopping service, discountdomain.com.

Sales of apparel, accessories and footwear for Generation Y girls and young women on our dELiAs.cOm site accounted for a substantial majority of our revenue in the year ended January 31, 1999 and is expected to account for the majority of our revenue for at least the next twelve months. Sales of athletic gear on our TSISoccer.com site, primarily soccer merchandise sold to Generation Y boys and young men, was our second largest source of product revenue in that period. We expect this trend to continue and for sales of apparel, accessories, footwear and other products to grow more rapidly than revenue from advertising over the next twelve months. Because advertising sales are generally higher-margin than merchandise sales, we expect our gross margin to decline in the near future.

     The historical financial statements contained elsewhere in this prospectus include allocations for administrative, distribution and other expenses incurred by our parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as an independent company.

     Following the closing of this offering, the provision of services and other matters between the two companies, including use of our parent's trademarks, will be governed by the intercompany agreements. We believe that the intercompany agreements, had they been in effect during the historical periods presented, would not have had a material effect on our net income
(loss), given the level of benefits received from our parent. Expenses would have increased marginally in connection with fees to be paid to our parent pursuant to the trademark license and customer list agreement. However, the effect of the trademark license and customer list agreement would have been substantially offset by iTurf's ability under the supply arrangements of the intercompany services agreement to purchase clearance inventory from our parent at lower costs. We do not expect this offset to continue to the same degree following the closing of this offering. We expect selling, general and administrative expenses to increase as a percentage of sales due to fees associated with higher levels of advertising provided by our parent and with increased sales made under trademarks licensed from our parent. See "Transactions with Our Parent--Intercompany Agreements."


     We have also relied on our parent to provide financing for our operations. Therefore, our cash flows to date are not necessarily indicative of the cash flows that would have resulted had we been operating as an independent company during the periods presented.


     Since the inception of iTurf's business in 1995 through the fiscal year ended January 31, 1998, iTurf incurred net losses of approximately $45,000. For the year ended January 31, 1999, iTurf's operations resulted in net income of approximately $464,000. We believe that our continued growth will depend in large part on our ability to increase our brand awareness, provide our customers with superior Internet community and e-commerce experiences and continue to enhance our systems and technology to support increased traffic to our Web sites. We intend to invest heavily in marketing and promotion, including advertising in our parent's print catalogs, and to further develop our Web sites, technology and operating infrastructure. As a result, we expect to record substantial net losses for the foreseeable future.

     In view of the rapidly changing nature of iTurf's business and its limited operating history, as well as the expected seasonality, iTurf believes that period-to-period comparisons of its operating results, including iTurf's gross profit margin and operating expenses as a percentage of sales, are not necessarily meaningful. You should not rely on this information as an indication of future performance.

Results of Operations

     The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

                                                                       Fiscal Year
                                                                    Ended January 31,
                                                         ---------------------------------------
                                                             1997          1998          1999
                                                         -----------   -----------   -----------
Revenues .............................................      100.0%        100.0%         100.0%
Cost of product sales ................................       46.2          51.5           42.0
                                                            -----         -----          -----
Gross profit .........................................       53.8          48.5           58.0
Selling, general and administrative expenses .........      107.7          85.1           36.6
Interest expense, net ................................         --          14.9            1.0
                                                            -----         -----          -----
Income (loss) before income tax
 (benefit) provision .................................      (53.9)        (51.5)          20.4
Income tax (benefit) provision .......................      (23.1)        (21.6)           8.8
                                                            -----         -----          -----
Net income (loss) ....................................      (30.8)%       (29.9)%         11.6%
                                                            =====         =====          =====

Comparison of Fiscal Years 1997 and 1998

     Revenues. Revenues increased from $134,000 in fiscal 1997 to $4,014,000 in fiscal 1998. The increase was primarily due to the launch of the dELiAs.cOm Web site in May 1998 and advertising revenue of approximately $444,000 during fiscal 1998. iTurf did not sell any advertising in fiscal 1997. Subscription fees and licensing revenue was approximately $218,000 for fiscal 1998; we did not have any such revenue for fiscal 1997.


     Gross Profit. Gross profit increased from $65,000 in fiscal 1997 to $2,327,000 in fiscal 1998 as a result of both increased sales and a higher gross margin. Gross margin increased from 48.5% in fiscal 1997 to 58.0% in fiscal 1998. This increase was due to both the increased sales of higher-margin apparel and accessories on the dELiAs.cOm Web site, which was launched in May 1998, as well as revenue from advertising, licensing and subscriptions during the second, third and fourth quarters of fiscal 1998. These new revenue sources improve gross margins because they have no direct cost of sales. The indirect expenses incurred in connection with such revenue sources are included in selling, general and administrative expenses.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses are comprised of sales and marketing expense, which includes advertising costs, credit card fees and distribution costs, product development and operations expense, which includes site development, editorial content and systems costs, and general and administrative expenses. Total selling, general and administrative expenses, including direct expenses and expenses allocated from our parent, increased from $114,000, or 85.1% of revenues, in fiscal 1997 to $1,467,000, or 36.6% of revenues, in fiscal 1998 due to a substantial increase in advertising, product development and overhead costs to support the continued expansion of iTurf.

     In 1998, selling, general and administrative expenses were comprised of selling and marketing expense of $633,000, product development expense of $341,000 and general and administrative cost of $493,000. In 1997 selling, general and administrative expenses were comprised substantially of general and administrative expenses with the primary components being payroll and telephone expenses. A significant portion of these expenses, $45,000 in fiscal 1997 and $219,000 in fiscal 1998, were allocated from our parent.


Comparison of Fiscal Years 1996 and 1997

     Revenues. Revenues in fiscal 1996 and fiscal 1997 were substantially from soccer merchandise. Revenues increased from $13,000 in fiscal 1996 to $134,000 in fiscal 1997. This increase was primarily due to an enhancement of TSISoccer.com and additional customer awareness of the site, as well as a general increase in the use of the Web for electronic commerce.

     Gross Profit. Gross profit increased from $7,000 in fiscal 1996 to $65,000 in fiscal 1997, primarily due to an increase in net sales. Gross margin decreased from 53.8% in fiscal 1996 to 48.5% in fiscal 1997, primarily due to a change in the mix of TSI Soccer merchandise sold from year to year.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $14,000 for the year ended January 31, 1997 to $114,000 in fiscal 1997 with the primary components being payroll and telephone expenses. Of these totals, $13,000 and $45,000 for fiscal 1996 and fiscal 1997, respectively, were allocations from our parent. The increases in total selling, general and administrative expenses and parent allocations correspond with our growth in revenues. As a percentage of revenues, however, such expenses decreased from 107.7% to 85.1%, primarily due to the leveraging of fixed costs over a larger revenue base.

Quarterly Results of Operations

     The following table sets forth certain unaudited quarterly statement of operations data for the eight quarters ended January 31, 1999. This unaudited quarterly information has been derived from unaudited financial statements of iTurf and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with the iTurf Financial Statements and the notes thereto. The operating results for the quarters are not necessarily indicative of the operating results for any future period.

                                                                           Three Months Ended
                                         --------------------------------------------------------------------------------------
                                          Apr. 30,   July 31,   Oct. 31,   Jan. 31,   Apr. 30,   July 31,   Oct. 31,   Jan. 31,
                                            1997       1997       1997       1998       1998       1998       1998       1999
                                         ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------
                                                                             (in thousands)
                                         --------------------------------------------------------------------------------------
Revenues ...............................   $  9       $ 24         $53      $   48     $   69     $  760     $1,064    $2,121
Cost of product sales ..................      5         13          27          24         35        339        359       954
                                           ----       ----         ---      ------     ------     ------     ------    ------
Gross profit ...........................      4         11          26          24         34        421        705     1,167
Selling, general and
 administrative expenses ...............      6         18          18          72        100        436        505       426
Interest expense, net ..................     --         --          --          20         11         11          9        10
                                           ----       ----         ---      ------     ------     ------     ------    ------
Income (loss) before income tax
 (benefit) provision ...................     (2)        (7)          8         (68)       (77)       (26)       191       731
Income tax (benefit) provision .........     (1)        (3)          3         (28)       (33)       (11)        83       316
                                           -----    -------        ---      ------     ------     ------     ------    ------
Net income (loss) ......................   $ (1)    $   (4)        $ 5      $  (40)    $  (44)    $  (15)    $  108    $  415
                                           ====     ======         ===      ======     ======     ======     ======    ======


                                                  Percentage of Revenues
                                     -------------------------------------------------
Revenues ...........................    100.0%      100.0%       100.0%       100.0%
Cost of product sales ..............     55.6        54.2         50.9         50.0
                                        -----       -----        -----       ------
Gross profit .......................     44.4        45.8         49.1         50.0
Selling, general and
 administrative expenses ...........     66.6        75.0         34.0        150.0
Interest expense, net ..............       --          --           --         41.7
                                        -----       -----        -----       ------
Income (loss) before income tax
 (benefit) provision ...............    (22.2)      (29.2)        15.1       (141.7)
Income tax (benefit) provision .....    (11.1)      (12.5)         5.7        (58.4)
                                        -----       -----        -----       ------
Net income (loss) ..................    (11.1)%     (16.7)%        9.4%       (83.3)%
                                        =====       =====        =====       ======



                                                  Percentage of Revenues
                                     -------------------------------------------------
Revenues ...........................      100.0%      100.0%       100.0%      100.0%
Cost of product sales ..............       50.7        44.6         33.7        45.0
                                         ------       -----        -----       -----
Gross profit .......................       49.3        55.4         66.3        55.0
Selling, general and
 administrative expenses ...........      144.9        57.4         47.4        20.0
Interest expense, net ..............       16.0         1.5          0.9         0.5
                                         ------       -----        -----       -----
Income (loss) before income tax
 (benefit) provision ...............     (111.6)       (3.5)        18.0        34.5
Income tax (benefit) provision .....      (47.8)       (1.5)         7.8        14.9
                                         ------       -----        -----       -----
Net income (loss) ..................      (63.8)%      (2.0)%       10.2%       19.6%
                                         ======       =====        =====       =====


     Revenues. Revenues have generally increased from quarter to quarter due to the launch of new Web sites, notably dELiAs.cOm in the second quarter of fiscal 1998, as well as enhanced design elements, broader product offerings and increases in the customer awareness of our sites and in consumer use of the Web for electronic commerce. In the second and third quarters of fiscal 1998, revenues also increased due to the sale of advertising by iTurf.


     Gross Profit. Gross profit has generally increased quarter over quarter since the first quarter of fiscal 1998 due to the sale of higher-margin apparel and accessories following the launch of the dELiAs.cOm Web site and the sale of advertising in the second and third quarters of fiscal 1998. In the fourth quarter of 1998, gross profit decreased as advertising represented a smaller percentage of revenues than in the prior two quarters.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses have increased from quarter to quarter due to higher allocation of expenses from our parent and higher direct expenses. Selling, general and administrative expenses as a percentage of revenues have decreased from quarter to quarter over the five most recent quarters primarily because we have been able to leverage our fixed costs over a larger revenue base. The significant increase in selling, general and administrative expenses from the third quarter to the fourth quarter of fiscal 1997 reflects the costs associated with the development of our Web sites and the purchase and integration of gURL.com, while the increase from the first quarter to the second quarter of fiscal 1998 reflects the startup of dELiAs.cOm and related marketing costs.

Seasonality

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

     o seasonal fluctuations in consumer purchasing patterns and advertising spending;

     o timing of, response to and quantity of our parent's catalog mailings;

     o changes in the growth rate of Internet usage;

     o actions of competitors;

     o the timing and amount of costs relating to the expansion of our operations and acquisitions of technology or businesses; and

     o general economic and market conditions.

     Our limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on our business. We believe that period-to-period comparisons of our historical results are not necessarily meaningful and should not be relied upon as an indication of future results.

Income Taxes

     Pursuant to the tax allocation agreement, if our parent continues to file a consolidated tax return including iTurf, we will pay our proportionate share of such tax liability computed as if iTurf were filing a separate return.


     So long as we are consolidated with our parent's taxpayer group, any tax loss benefits attributable to us that we are unable to use at that time will be used by our parent. To the extent that our parent uses our tax benefits, it will establish a receivable for our benefit. Our parent will be required to repay us for the use of any such benefit. Repayment is due in cash at the time and to the extent we are required to pay income taxes and we are no longer consolidated in our parent's tax group, or at the close of the fifth calendar year following the creation of the benefit. Such repayment by our parent will be offset by any amount that we are required to pay our parent under the tax allocation agreement.

     If we are no longer consolidated with our parent's taxpayer group, we may not be able to realize the tax benefit of future losses. Losses generated subsequent to deconsolidation will be available to us to offset any future taxable income for twenty years. Deferred tax assets normally recorded to reflect such future benefit may or may not be recorded depending on our ability to demonstrate the likelihood of future profitability. See "Transactions with Our Parent--Income Taxes."


Liquidity and Capital Resources

     Net cash flows provided by operating activities of $646,000 for fiscal 1998 were primarily due to a $104,000 increase in accounts payable and other current liabilities and $464,000 of net income. Net cash flows used in operating activities for fiscal 1997 of $34,000 relate primarily to a net loss of $40,000. The net cash flow effect of operating activities was insignificant for fiscal 1996.

     Net cash used in investing activities of $265,000 for fiscal 1998 related to purchases of property and equipment. Investing activities in fiscal 1997 used $224,000, which relates to cash paid for the gURL acquisition and purchases of property and equipment. The net cash flow effect of investing activities was insignificant for fiscal 1996. We expect to make capital expenditures of at least $4.0 million in fiscal 1999, including investments in technology and physical infrastructure and the acquisition of content and distribution relationships.

     Financing activities used net cash of $37,000 for fiscal 1998 and provided net cash of $289,000 for fiscal 1997. The net cash flow effect of financing activities was insignificant for fiscal 1996. Financing activities primarily relate to loans from our parent.

     We have historically relied on our parent for financing capital expenditures. Our capital requirements depend on numerous factors, including:


     o the rate of market acceptance of iTurf's online presence;

     o the ability to expand iTurf's customer base;

     o the cost of upgrades to its online presence; and

     o the level of expenditures for sales and marketing.


     The timing and amount of such capital requirements cannot accurately be predicted. Additionally, we will continue to evaluate possible investments in businesses, products and system technologies and plans to expand our sales and marketing programs and conduct more aggressive brand promotions. We believe that the net proceeds from this offering, together with our operating revenue, will be sufficient to meet anticipated cash needs for at least the next 24 months.

     We are currently a borrower under our parent's bank credit facility, which prohibits dividends other than to our parent. We expect to terminate our participation in the bank credit facility concurrent with the closing of this offering.

     Concurrent with the closing of this offering, we intend to use $10 million of the gross proceeds of this offering to purchase shares of our parent's common stock. We will purchase such shares, through a wholly-owned subsidiary, at a price equal to the average closing price of our parent's common stock on the five preceding trading days. We will record this transaction as a reduction to stockholders' equity. In addition, we have registration rights on such shares of our parent's common stock. See "Transactions with Our Parent--Intercompany Agreements--dELiA*s Common Stock Registration Rights Agreement."


Year 2000 Compliance

     We are heavily dependent upon complex computer software and systems for our operations, including, to a significant extent, our parent's computer systems. Many existing computer programs and systems use only two digits to identify a year in the date field. These programs and systems were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.


State of Readiness

     All of iTurf's material operating software and our information technology systems and other systems, including telecommunications and warehouse systems, were developed by and are supported by third party vendors. Each of the third party vendors of iTurf's mission-critical operating software have provided written warranties or assurances to iTurf or its parent that such software will not be affected by the change in the century. The majority of the third party vendors of iTurf's other material operating software and systems have also provided warranties or assurances that such software and systems would be compliant by December 31, 1998. iTurf has prepared a Year 2000 compliance program, which involves:


     o identifying the material operating software and systems on which iTurf depends, whether used by iTurf or by iTurf's service providers;

     o obtaining written warranties or assurances from third party software and systems vendors and service providers;

     o monitoring the compliance efforts of such vendors and service providers; and

     o testing its material operating software and systems.


     We expect to begin performing tests in the first quarter of fiscal 1999 of all of our material operating software and systems to verify the assurances given by these third party vendors and ensure Year 2000 compliance. To date, we have not identified any material software or systems as requiring remediation or replacement. However, we cannot assure you that all of our material operating software and systems will be Year 2000 compliant.

     In addition to the operating systems and software iTurf uses directly, iTurf's operations are also dependent upon the performance of operating software and systems used by our significant service providers, including its parent and providers of financial, telecommunications and parcel delivery services. Our parent has provided us with assurance that its Year 2000 compliance programs is consistent with ours and the status of its efforts is the same as ours. We have contacted each of iTurf's other significant service providers and have obtained written assurances from the majority of such providers that the providers' relevant operating software and systems are in Year 2000 compliance or would be by December 31, 1998. We are monitoring the status of all iTurf's significant service providers' Year 2000 compliance efforts to minimize the risk of any material adverse effect on iTurf's operations resulting from compliance failures. However, there can be no assurance that iTurf's service providers have, or will have, operating software and systems that are Year 2000 compliant.


Risks

     The failure of our software or systems to be Year 2000 compliant could prevent us from being able to process or fulfill orders from our customers, could cause users of our Web sites to consider alternative Web community and content providers, or could disrupt our financial and management controls and reporting systems. Any such worst-case scenario, if not quickly remedied, would have a material adverse effect on iTurf. Therefore, we are developing contingency plans with respect to such systems and software. We expect our contingency plans to be completed by the end of the second quarter of fiscal 1999.


     In addition, a significant portion of purchases of merchandise from iTurf are made with credit cards, and iTurf's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to Year 2000 issues that are not rectified by the customers' credit card vendors.


     iTurf has not identified significant exposure to Year 2000 problems outside of the information technology issues identified above.

Costs

     To date, iTurf has spent an immaterial amount on Year 2000 compliance. iTurf does not expect our costs of addressing Year 2000 issues in fiscal 1999 or beyond to be significant. We believe that proceeds of this offering budgeted for investment in technology infrastructure and maintenance will be sufficient to fund our Year 2000 compliance program and contingency plan. However, given iTurf's dependence on third party software and system vendors and service providers and on our customers' vendors, there can be no assurance to that effect.


Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income. The adoption of SFAS No. 130 as of February 1, 1998 did not have an effect on the iTurf's financial statements or disclosure as iTurf has no reconciling items. Therefore net income (loss) and comprehensive income (loss) are the same.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that public companies report certain information about operating segments in their annual financial statements and in subsequent condensed financial statements of interim periods issued to shareholders. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers. iTurf has determined that the adoption of this new standard did not have a material effect on its disclosure for all periods presented because iTurf currently operates in one segment.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which is effective for fiscal years beginning after June 15, 1999, requires iTurf to recognize all derivatives on the balance sheet at fair value. iTurf has determined that the adoption of this new standard will not have a material effect on its financial statements or disclosure for all periods presented.

                                   BUSINESS

Our Business

     iTurf is a leading provider of Internet community and e-commerce services focused primarily on Generation Y, based on sales and traffic on our Web sites. Generation Y is comprised of 56 million people between the ages of 10 and 24 and accounts for over $278 billion of disposable income. iTurf is an online destination, or "home turf," that addresses Generation Y's concerns, interests, tastes and needs. iTurf combines the style and editorial flair of Generation Y-focused media with core direct marketing and e-commerce competencies. Our network of sites offers interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages and e-mail, as well as online shopping opportunities. Our network is currently comprised of our gURL community sites and the following e-commerce sites that offer a wide range of apparel, accessories, footwear, athletic gear and home furnishings:

     o dELiA*s.cOm             o discountdomain.com
     o TSISoccer.com           o droog.com
     o contentsonline.com      o dotdotdash.com

     We are a subsidiary of dELiA*s Inc., a leading catalog marketer targeting the Generation Y market. Our relationship with our parent provides the following advantages:

     o exclusive online use of leading brand names including dELiA*s and TSI Soccer;

     o a proprietary ten million-name database and access to six million individuals who have made catalog purchases;

     o advertising space in our parent's catalog publications that collectively have circulation in excess of 60 million;

     o substantial merchandising expertise and strong relationships with hundreds of vendors; and

     o sophisticated services from our parent's distribution center to fill our product orders.

     Our Internet traffic and sales have grown rapidly over the last year. We estimate that the number of page views per month on our Web sites has grown from approximately 800,000 in February 1998 to approximately 35 million in January 1999. Our revenues have increased from $48,000 in the quarter ended January 31, 1998 to $2.1 million in the quarter ended January 31, 1999. By selling a selection of branded and proprietary products, we achieved higher gross profits per order on merchandise sales than many other e-commerce companies. In the quarter ended January 31, 1999, our gross margin on merchandise sales was approximately 50%.

Industry Background

     Growth of the Internet and E-Commerce

     The Internet has emerged as a global medium, enabling millions of people to share information, communicate and conduct business electronically. International Data Corporation, a market research firm, estimates that the number of Web users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This rapid adoption represents a significant opportunity for businesses to advertise and sell products. According to IDC, e-commerce transactions to the home are expected to increase from approximately $5 million in 1997 to approximately $94 billion in 2002. At the same time, Jupiter Communications projects that Internet advertising will increase from approximately $1.9 billion in 1998 to $7.7 billion in 2002.

     Growth of Online Communities

     As the Internet grows, we believe that users seek the same opportunity for compelling content, information, expression, interaction, support and recognition that they seek in the everyday world. The major navigational sites typically provide general information and search services. These sites are not dedicated to publishing proprietary content and aggregating user-generated content. Often, the most relevant content for a user is generated by others who share an interest in what is published. Multi-faceted online communities linking related Web sites provide users with the ability to access unique, proprietary content and to interact directly with the authors of personalized content.

     Generation Y's Increasing Importance to the Internet

     The United States Census Bureau projects that Generation Y will grow from
56.3 million in 1998 to 63.1 million in 2010. This growth rate is estimated to outpace growth of the general popuation by 19.5%. Generation Y also possesses substantial disposable income. Based upon Census Bureau estimates, we believe that 10-24 year olds generated disposable income in excess of $278 billion in 1997.

     At the same time, Generation Y is becoming increasingly involved in the Internet. E-marketer estimates that the number of teens and college students who regularly access the Internet will rise from 12 million in 1998 to over 22 million by 2000. Their increased activity creates a significant opportunity for both selling products and advertising to Generation Y online. Jupiter Communications projects that e-commerce sales to teens and college students will increase from $600 million in 1998 to $3.8 billion in 2002 and advertising to Generation Y will increase from $500 million in 1998 to $2.1 billion in 2002.

     We may not enjoy the same growth rates as the recent rates of growth of Generation Y or Web users, e-commerce growth or spending by Generation Y.

The Need for a Generation Y Online Destination

     We believe Generation Y is a large and underserved audience that desires entertainment, communication, content and advice in an environment focused on their particular needs. Members of Generation Y are influenced by new media and information sources and demand fresh and engaging content that speaks to them without speaking down to them. The major Internet navigational sites are generally:

     o designed to appeal to a broad audience and therefore have not created an environment focused on the specific programming needs and buying habits of Generation Y;

     o do not exclusively address the issues that are relevant to teens, such as peer, parental and school-related pressures, and issues revolving around friendship, sexuality and competition; and

     o do not provide the kind of interactivity and services that this group seeks, such as communication with their peers through chat and e-mail, away from the adults in their lives, as well as news, online games and personal home page building.

     We believe that creating an online destination that caters exclusively to Generation Y is essential to marketing to this group. From a marketing perspective, Generation Y is difficult to reach and has demonstrated a resistance to traditional marketing techniques. We believe marketing products and services indirectly in the context of demographically appropriate editorial information, rather than traditional advertising methods, is a more effective way to reach this audience. Accordingly, we believe there is a need for a Generation Y online destination consisting of an integrated network of community and commerce in a trusted environment.

The iTurf Solution

     iTurf is an online destination where this group can congregate in an environment that caters exclusively to its interests and promotes its participation and personal growth. iTurf integrates community and commerce through a network of sites focused primarily on Generation Y, providing compelling and topical content as well as forums for interactive communication.

     Our network is currently comprised of our gURL branded community sites and multiple e-commerce sites. The gURL sites provide a place where girls and young women can find peer support and advice from like-minded users through community resources such as chat rooms, posting boards, home-page hosting services and Web-based e-mail services. Our gURL sites provide interactive features and regularly updated articles on topics of interest to Generation Y girls and young women, such as shopping, fashion and beauty, peer pressure, entertainment, music, relationships, emotions, gossip and news. iTurf's gURL.com site has received various awards including a 1998 Webby award for best site in the "living" category.

     Our commerce sites include a wide range of apparel, accessories, footwear, athletic gear and home furnishing products for both teen girls and boys. Our most prominent online store, dELiA.cOm, offers apparel, cosmetics, accessories, footwear and other products for Generation Y girls and young women. Our other commerce sites include:

     o TSISoccer.com, offering soccer and other sports related products;

     o contentsonline.com, offering home furnishings, light furniture and household articles;

     o discountdomain.com, a membership-based discount shopping service;

     o droog.com, a site that offers apparel, accessories and footwear for Generation Y boys and young men; and

     o dotdotdash.com, a site that offers similar products to girls under age
       13.

We intend to leverage the traffic and brand name recognition generated from these sites to develop and expand existing and additional sites on our network.

     Our commerce and community sites are linked by iTurf.com. We intend to develop iTurf.com as the online meeting place and community for young men and women of Generation Y. We will promote and drive traffic to this site through all of the properties in our network. We will promote iTurf.com to Generation Y girls and young women through gURL.com, dELiAs.cOm and other female-targeted offerings. We will promote iTurf to Generation Y boys and young men through our male-focused offerings as well as the prospect of interaction with the members of the gURL community. In addition to our e-commerce efforts, we believe we may be able to generate significant advertising and sponsorship revenue from advertisers and retailers seeking targeted access to Generation Y.

The iTurf Advantage

     We believe we are one of the few online networks to focus primarily on the Generation Y market, and that our relationship with our parent, the leading direct marketer to Generation Y, provides us with the following advantages:

     Ability to Attract Customers and Users to Web Sites.

     o Access to Proprietary Database of Over Ten Million Names. We have the exclusive online right to our parent's database of catalog buyers and requesters. This database has grown rapidly from 198,000 names as of January 31, 1996 to over ten million names today and is growing by over 100,000 names each month. In excess of 500,000 customer records in the database have e-mail addresses. This database includes six million buyers of direct mail products and contains extensive individual purchasing histories. We believe this proprietary database would be difficult for competitors to replicate and creates a significant competitive advantage in targeting Generation Y.

     o Compelling, Topical Content. Compelling, topical and regularly-updated online content is critical to driving repeat customers and users to our Web sites. We obtain content from both our internal staff and our parent. This content consists of engaging editorial copy from direct marketing products, and content from the gURL web/zine and community, which presents regularly-updated articles, series and games as well as thousands of pages of user-generated content. Accordingly, we believe we have the editorial assets necessary to keep our content fresh and updated and to continue to attract and retain new customers and users.

     o iTurf Trade Names. We have the exclusive online right to our parent's licensed trade names, including dELiA*s, contentsonline, TSI Soccer, discountdomain and Droog, and our gURL trade name. We believe these trade names have been a strong motivating factor in attracting customers, especially with regard to consumers who have not yet made a purchase online. We believe that a significant portion of our success has been attributable to the goodwill and trust earned by our brands among Generation Y consumers and their parents. Very few online marketers have successfully penetrated the teen market in this manner.

     o Exclusive Advertising and Promotional Space in the Largest Publication Directed at Our Target Market. To date, we have advertised our Web sites primarily through our parent's catalogs, which have an annual circulation in excess of 60 million. The dELiA*s catalog has the largest domestic circulation of any publication directed at Generation Y. Following this offering, we will have certain exclusive rights to purchase promotional and advertising space in our parent's catalog titles, including dELiA*s, Contents, TSI Soccer and Droog. We intend to increase the amount of advertising we place in these titles.

     Ability to Deliver Superior E-Commerce Solutions.

     o Sophisticated Fulfillment Capability. We are able to fill orders through our parent's 354,000 square foot distribution center. This access enables us to retain significantly greater control over the quality, timeliness and cost of fulfilling our product orders than other online marketers who outsource fulfillment services to unrelated contractors that serve several direct marketers. In addition, the scale of our parent's operation enables us to deliver a large number of products over a range of categories. Customers generally have access to real-time product availability information prior to ordering and are shipped products within 48 hours of credit approval. We also supplement our customer service staff with support from our parent's three call centers with a total of 400 stations, two of which call centers are staffed 24 hours per day, 7 days per week.

     o Superior Inventory Management and Merchandising Opportunities. Our relationship with our parent enables us to offer a large selection of merchandise without the investment in inventory and the ongoing expense related to the management of such inventory. In addition, we do not take ownership of the inventory until the customer order is taken, eliminating the risk of inventory obsolescence and mark-downs. We also take advantage of our parent's relationships with a diverse group of hundreds of vendors as well as the purchasing economies enjoyed by our parent as a result of both its scale and proprietary private label products. As a result, we believe we are well positioned to continue to enjoy gross profit margins that are superior to many other online retailers while being able to provide our customers with a compelling selection of recognized merchandise.

     o Direct Marketing Knowledge and Expertise. We expect to benefit from the direct marketing knowledge and expertise of our management team and of our parent. We are transferring to the Web the contextual selling model as well as the use of editorial and graphical elements pioneered by our parent and various members of our management. We believe that this strategy is directly transferable to the Web and can be enhanced by including interactive capabilities such as chat and personal home pages. In addition, our parent possesses considerable experience in gathering and mining data on Generation Y that we believe is key to our success. Accordingly, we believe that we will be able to effectively target and satisfy the needs of the Generation Y community.

Strategy

     Our goal is to build iTurf into the most heavily-trafficked Generation Y online destination. We intend to realize superior revenue growth opportunities based upon expanded e-commerce offerings and, eventually, advertising opportunities including sponsorship, promotion and distribution agreements with leading brand marketers and media companies. We expect to fund our future expansion with the proceeds from this offering. We intend to reach the above goal by implementing the following interconnected strategies:

     Strengthen Brand Recognition. We believe that building brand recognition for our sites is critical to attracting and expanding our global user base and customer loyalty. Our strategy is to enhance the recognition of the iTurf brand name as well as to independently build each brand in the iTurf network, including dELiA*s, gURL, TSI Soccer, discountdomain, contentsonline, Droog and dot dot dash, each of which is designed to appeal to a specific customer segment within Generation Y. By building each brand individually, we expect to reach specific customer groups with product offerings and formats designed to cater to their tastes and purchasing patterns. In doing so, we believe we can avoid relying on one brand or segment within Generation Y and instead can maximize our reach to all segments of Generation Y. In the near term, we will devote substantial resources to building the leadership positions of gURL and dELiAs.cOm.

     We seek to build brand recognition and traffic through multiple methods, such as:

     o Promotion in our Parent's Marketing Channels. To date, we have marketed our sites and products and services in our parent's catalogs, which have a combined circulation of more than 60 million. We intend to continue to advertise in our parent's family of catalogs and our parent's retail stores. To date, these marketing channels have been the principal marketing mechanism to reach our target audience.

     o Traditional and Internet Advertising. We intend to use traditional advertising, which may include print, radio and event-based promotions. Our sites have been advertised in such teen and fashion magazines as Seventeen and YM. We believe that promotion in such publications is particularly effective in reaching our target audience. We also intend to use targeted online advertising to promote our brand name and specific merchandising opportunities. We have purchased banner advertising on the AngelfireMail, ChickClick and HotBot Web sites.

     o Direct Marketing. The Internet allows rapid and effective marketing experimentation and analysis, instant user feedback and personalization. We intend to use direct marketing techniques to effectively target and retain customers. Currently we send regular broadcast e-mails to our users promoting special discounts and offers. We intend to include more targeted personalized electronic messages based on prior purchasing behavior and online activity. We also send out regular electronic newsletters to gURLmAIL registered users regarding events affecting the Generation Y community. We may also use traditional direct mail channels to target our customers and individuals on our parent's database.

     o Strategic Alliances. We believe iTurf can enhance its brand names and increase its customer base through alliances with community, content and e-commerce providers. We have created satellite dELiAs.cOm stores on Yahoo! Shopping and CatalogCity.com and have tenancy positions in the shopping area on AOL.com and Fashionmall.com. We are the exclusive provider of soccer merchandise on Fogdog.com. We intend to enter into additional alliances with other sites to build traffic and gain customers.

     o Affiliate Network. We recently created the dELiA*s Affiliate Network, a marketing tool that increases exposure on the Internet and directly generates sales. We offer affiliates 5% of net sales on purchases by customers referred to our network of sites.

     Enhance Online Offerings. We will aggressively seek to develop our content, community and e-commerce product offerings to drive traffic to our Web sites and increase revenue.

     o Continue to Increase Community Functionality. We believe our success to date has been, in part, a result of building customer loyalty by coupling community with commerce. We believe our target audience places great value on opportunities to interact with their peers through interactive services that we currently offer, including e-mail, chat rooms, home pages and other services. In the near term, we intend to add services such as buddy lists, instant messaging, shared calendars and organizers to further increase the community functionality of our sites. We are continually looking for innovative and exciting interactive services and new technologies to offer our users and customers.

     o Enhance Content to Deepen Penetration of Markets. We intend to provide new content offerings targeted at additional customer groups within Generation Y, such as offerings directed at young men and content designed to facilitate interaction between male and female members of Generation Y. Our offerings for males may include online games and sports news, among other things. We plan to drive traffic to these offerings through our droog.com and TSISoccer.com sites. We also intend to develop iTurf.com as the online meeting place and community for young men and women of Generation Y.

     o Expand Range of E-Commerce Products and Services. We believe that we can further expand our product offerings to include additional products and services targeted at and particularly attractive to Generation Y consumers. Our product offerings have consisted principally of apparel, accessories, footwear, and cosmetics for Generation Y females and athletic gear for Generation Y males. We have recently expanded our offerings to include home furnishings for Generation Y females and apparel and accessories for Generation Y males. In the future, we may offer magazines, software, a full array of music and videos, as well as other apparel and athletic gear.

     Expand Site Infrastructure to Support Growth. We intend to continue to invest in technologies and site infrastructure and to enhance the functionality of our sites. This will enable us to better serve existing users and to provide robust platforms to support growth. In the near term, we expect to make substantial investments in the integration of Web and database technologies to:

     o allow increased customization and personalization of the online shopping and community experience;

     o employ basket analysis and other cross-selling strategies; and

     o enable broadcast e-mails to customers based on purchasing histories and demographic characteristics and other valuable database-driven techniques for increasing revenue per customer.

The iTurf Network

     The iTurf network is currently composed of the iTurf.com home page and the ten sites described below:


Community Sites


[gURL Logo]             gURL.com offers Web/zines and community features
                        targeting teen girls and featuring chat, posting boards and other interactive functionality.

[gURLnet Logo]          gURLnet.com is a network of third-party Web sites
                        featuring content designed for Generation Y females.

[gURLpages Logo]        gURLpages.com is a free home-page hosting service that
                        offers users disk space and publishing tools to create their own sites quickly and easily in one of 23 topically organized sub-communities.

[gURLmAIL Logo]         gURLmAIL.com is a free Web-based e-mail service that is
                        open to users who register and provide certain demographic information.


E-commerce Sites


[dELiA*s Logo]          dELiAs.cOm is an e-commerce site based on the dELiA*s
                        print catalog selling apparel, accessories, footwear and cosmetics to Generation Y girls and young women.

[TSI Soccer Logo]       TSISoccer.com is an e-commerce site based on the TSI
                        Soccer print catalog selling soccer merchandise, including footwear, apparel and equipment.

[DiscountDomain Logo]   discountdomain.com is an e-commerce site selling
                        discounted merchandise (primarily apparel) to Generation
                        Y girls and young women who pay a monthly subscription fee.

[ContentsOnline Logo]   contentsonline.com is an e-commerce site based on the
                        Contents print catalog selling home furnishings, light furniture and household articles for a Generation Y female's bedroom or dorm room.


[Droog Logo]            droog.com is an e-commerce site based on the Droog print
                        catalog selling apparel, accessories and footwear to Generation Y boys and young men.

[dotdotdash Logo]       dotdotdash.com is an e-commerce site based on the dot
                        dot dash print catalog selling apparel, accessories and footwear to girls under age 13.

iTurf Community

     Our current community offerings are built around the gURL brand. Our gURL sites serve hundreds of thousands of registered Generation Y users. We believe that we have built a cultural environment in which our users feel comfortable, safe and secure. These traits are critical for attracting and retaining visitors. Our gURL sites collectively accounted for less than five percent of our revenues in fiscal 1998.

[gURL Logo]

     gURL Web/zine. The gURL web/zine is our flagship editorial product. gURL presents a different approach to the experience of being a teen girl. It is committed to discussing issues that affect the lives of Generation Y females in a non-judgmental, personal way. Through honest writing, visuals and liberal sense of humor, gURL seeks to provide its audience a new way of looking at subjects that are crucial to their lives. gURL chooses the subjects it covers carefully and deals frankly with issues such as sexuality, emotions and body image.

     The gURL web/zine presents regularly-updated articles, series and games in five principal departments:

     o Looks Aren't Everything--a love/hate look at beauty culture, including signature feature series such as "On Being Hairy," "The Boob Files," and "Virtual Makeover;"

     o Deal With It--getting through the day, the date and the rest of the hard stuff...a whole new take on your body, brain and life as a teen gURL;

     o Where Do I Go From Here?--decisions, directions and different ways of getting a life;

     o Ha!--real girl comics...the sad but true funny pages; and

     o Exhibitionist--where we show off art, poetry and prose by girls, for girls and stuff that matters to girls and see what they have to say about it.

The gURL site offers content from three resources:

     o proprietary content developed by our staff writers and designers as well as free-lancers operating under work-for-hire or exclusive license arrangements;

     o user-generated content, such as postings and poetry submissions; and

     o licensed third party content, such as music news from SonicNet and film trailers from Film.Com.


     We attract traffic to our sites by offering compelling, topical and regularly-updated content. The gURL site has received a number of awards for its content and community services, including a 1998 Webby award for best site in the "living" category and a 1997 I.D. Magazine Interactive Media Design award. The quality and increasing recognition of content from the gURL Web site and of the gURL brand have created ancillary licensing opportunities for iTurf. We expect to publish a book in the fall of 1999 for teen girls based upon editorial content drawn from and inspired by the gURL.com site. We are currently in negotiations with two major book publishers, and expect to title the book "DEAL WITH IT: A whole new approach to your body, brain and life as a teenage gURL." In addition, Andrews McMeel, the leading publisher of calendars in the U.S., will publish gURL-branded engagement and wall calendars in the fall of 1999.


     gURL Connection Chat and Posting Boards. gURL Connection is the password-protected members-only area of gURL.Com that offers a safe environment for teen girls to interact freely with their peers. Our Web sites provide both text-based and graphical-based Palace[TM] chat services to a membership base of well over 140,000 members. Chat is a critical part of establishing a place for gURL's users to "hang out" and transforming gURL into a premier destination for Generation Y.

     gURL's signature "Shout Out" posting boards provide intensely personal and compelling media for members of the gURL community to share ideas, express themselves and learn about others. The posting boards provide the gURL community with a continual source of user-generated content. Most recently, we have begun to leverage that content into another web/zine, "Mouthpiece," consisting of user-generated content drawn from the "Shout Out" boards.

[gURLnet Logo]

     gURLnet is a gURL-branded network of third-party sites featuring content designed for, and, in many cases, created by Generation Y females. gURLnet offers the gURL community a selection of engaging content from diverse sources across the Internet. gURLnet is the product of an alliance between iTurf and ChickClick, a network of third party sites featuring content primarily for women in their 20's and 30's. gURLnet is featured as the "teen channel" of ChickClick.com. Each site links to and from the gURLnet home page and identifies itself as a member of the gURLnet. In addition, each gURLnet member site promotes the gURL Connection as the community of gURLnet.

[gURLpages Logo]

     gURLpages is one of the world's largest communities of personal teen sites. We provide users with free disk space and publishing tools to create their own sites quickly and easily. The sites are organized into 23 topically organized sub-communities. These communities include entertainment-oriented topical groupings such as "Movies," "Music" and "TV;" more expressionist areas such as "Activism," "Comix" and "Ranting and Raving;" and for the users for whom community means anarchy, "I Am Uncategorizable." Users are encouraged to become and remain active participants in the gURL community by updating their sites and communicating with others through the free e-mail, chat and bulletin-board services we provide. We offer links from the gURL web/zine to particularly compelling gURLpages for users seeking greater involvement and recognition within the community. With hundreds of new gURLpages being created each day, gURLpages has grown quickly since its launch in June 1998, and had approximately 135,000 registered page owners as of March 1, 1999. gURLpages is hosted by Lycos, Inc.

[gURLmAIL Logo]

     gURLmAIL offers free Web-based e-mail accounts to users who register by providing certain demographic information. Participants can register for and receive e-mail addresses at gURLmAIL.com that enable them to send and check their e-mail from anywhere in the world via the Internet. gURLmAIL has grown quickly since its launch in February 1998, and had approximately 343,000 registered users as of March 1, 1999. gURLmAIL is hosted by Lycos, Inc.

iTurf E-commerce

     Each of our e-commerce sites, other than discountdomain.com, is based on a print catalog published by our Parent. These sites translate the distinctive look and editorial voice of the corresponding print catalog onto the Internet, adding interactive functionality to make shopping an entertaining experience. Each site is designed to be intuitive and easy to use, enabling the ordering process to be completed with a minimum of customer effort. All of these sites offer real-time product availability information, with the exception of TSISoccer.com, which we expect will offer real-time availability information in the future.

[dELiA*s Logo]

     We have generated a substantial majority of our revenue from the sale of apparel, accessories and footwear on the dELiAs.cOm site, which was launched in May 1998. Product sales and advertising on dELiAs.cOm accounted for approximately 74% of our revenues in fiscal 1998. Apparel ranges from basics, such as jeans, shorts and t-shirts to more fashion-oriented apparel, such as woven and knit junior dresses and swimwear. Our footwear selections include sneakers, sandals, boots, flats and platforms.

Accessories include sunglasses, watches, costume jewelry and cosmetics. In August 1998, we also began selling a limited selection of music compact discs.

     dELiAs.cOm features branded merchandise from a diverse group of more than 90 vendors, at any one time, complemented by our parent's private label products. We believe the strong customer acceptance of the dELiA*s brand helps make the dELiA*s catalog and, by extension, our dELiAs.cOm site, preferred outlets for certain vendors, some of which occasionally provide merchandise on an exclusive basis. Brands currently offered through dELiAs.cOm include nationally recognized names such as Vans, Paris Blues and Roxy (Quicksilver), as well as brands focused on the Generation Y market, including Dawls, Free People (Urban Outfitters), Greed Girl (kikwear), Tag Rag, 26 Red Sugar and Yak Pak. We also offer brands from emerging designers that differentiate dELiAs.cOm from other retailers and help to establish dELiAs.cOm as a fashion resource for girls and young women. Emerging brands currently featured on dELiAs.cOm include Buggirl, Girl Star, Itsus, Malibu, New Breed, Paul Frank, Starlette, TO2 and Tractor.

     We organize products into 11 categories, each divided into styles. For example, the "Dresses" category is divided into "Casual" and "Fancy" styles. Most products are shown both in a still photograph and on teen models, whose expressions and poses convey the dELiA*s attitude. At any one time, the site presents graphical depictions of 180 to 300 product styles offered in more than 1,000 stock keeping units. In addition, customers can purchase products from an older dELiA*s catalog by entering an item number from the catalog.

     dELiAs.cOm also offers a gift registry, an e-mail mailing list and links to content on gURL.com. We believe these features increase the frequency with which customers return to our site and make purchases. Additionally, we will continue to explore other technology-based aids that enhance the shopping experience such as basket analysis, other cross-selling strategies and high-resolution graphics systems.

[TSI Soccer Logo]

     TSISoccer.com is our second largest source of merchandise sales, accounting for approximately 11% of our revenues in fiscal 1998. The site offers a full range of soccer merchandise, including footwear, apparel and equipment, almost all of which consists of products from the leading suppliers of athletic footwear and apparel, including adidas, Nike, Reebok and Puma, as well as manufacturers of well-known specialty brands, such as Umbro and Mitre. Our parent's relationships with these suppliers enable us to offer an exceptionally broad and deep product selection, including premier branded products, which typically have limited distribution.

     TSISoccer.com offers over 7,000 stock keeping units, including men's, women's and children's styles, as well as difficult-to-find sizes, special team colors and product color combinations. We believe that few other direct marketers currently offer as complete a line of soccer footwear, apparel and equipment as that offered by TSISoccer.com.

     TSISoccer.com, like the TSI Soccer catalog, positions itself as more than an online store; it is also an online soccer resource with links to soccer-related sites on the Web.

[DiscountDomain Logo]

     discountdomain.com is a subscription site that offers access to close-out merchandise at discount prices from the dELiA*s catalog and vendor closeouts of other products. discountdomain.com accounted for approximately 8% of our revenues in fiscal 1998. In exchange for a $5.00 fee charged automatically each month, members can access a password-protected area where discounted merchandise can be purchased online.

     discountdomain.com organizes merchandise into "closets" of four characters with wardrobes that fit their distinctive personalities:

     o cORdELiA--"She's into shooting stars in more ways than one. When she is not starting on the court, she's staring into space, outer space. She's torn between basketball and astrophysics, but she's set on her sport-infused look. She's been wearing track pants to school before it was cool. Luckily her fashion persona is versatile enough to span both worlds (who has time to make major fashion changes with two major life ambitions to fulfill?)."

     o CeciLiA--"More of a boy magnet than a priss. She dresses girly cuz she knows the boys dig it. Maybe she's the good seed in the evil Heathers clique - la Winona. Other girls may want to hate her for her popularity, but she is so gosh-darn nice, they just can't. Her charms extend beyond the social, too. She can turn a public speaking assignment into a comedy monologue and the cafeteria into a one-woman cabaret."

     o oPheLiA--"She's all about individuality and wears whatever she wants. She even kinda likes freakin people out a little bit. 'Funky' girl, can dip into the hippy thing but in a glammy non-granola way. She's one of those 'old soul' types (like, deep), but she's also the kinda girl who would wear pj's to school just because she felt like it. Eventually, she intends to make her own clothes."

     o aMeLiA--"She's the tomboy, best friend of all boys who will later in life lament not making the moves on her when they had the chance. She's of the vaguely but unthreateningly tough wallet-on-a-chain breed. She could either be a totally grounded psychological extension of her wardrobe or just prefer to cloak her insane self in 'classic' styles in order to provide some kind of anchor."

Each closet holds 12 to 24 products that are available in 200 to 400 stock keeping units. The closets are updated weekly and a majority of the inventory turns over monthly.

[ContentsOnline Logo]

     contentsonline.com offers home furnishings, light furniture and household articles targeted at Generation Y females. The merchandise is drawn from the Contents print catalog. Such items include sheets and other bedding, lamps, organizers and other products designed with a Generation Y girl's bedroom or dorm room in mind. We believe that few, if any, retailers, online or off-line, target this market.

     contentsonline.com presents products in a variety of ways, including "design-your-room" editorial features, presentations of stylized, decorated rooms, still shots of individual products, and a "Gizmos and Gifts" area that suggests gift products in particular price ranges. contentsonline.com typically presents approximately 60 products and allows customers to order additional products if they have a Contents catalog and enter an item number.

[Droog Logo]

     droog.com offers apparel, footwear and accessories for Generation Y males from our parent's new Droog print catalog. The site captures the stylized character of the Droog catalog through a distinctive font and a terse editorial voice that speaks to its target market. Users can order from approximately 125 products comprising over 450 stock keeping units. Our parent mailed the first issue of the catalog in October 1998 and we launched the droog.com site in November 1998.

[dot dot dash Logo]

     dotdotdash.com offers apparel, footwear and accessories for girls under age 13 from our parent's new dot dot dash catalog. The site's playful graphics and icons are designed to appeal the sense of fun of its young target market. Users can order approximately 125 products, comprising over 500 stock keeping units. Currently, users need a dot dot dash print catalog to place an order. Our parent mailed the first issue of dot dot dash in March 1999 and we launched the dotdotdash.com Web site that month.

Marketing and Promotion

     To date we have done little advertising and marketing apart from advertising in our parent's print catalogs. We intend to expand our advertising and marketing efforts following the closing of this offering. Our marketing strategy will be to promote, advertise and increase the visibility of our brands and acquire new customers through multiple channels, including:

     o traditional and Internet advertising;

     o direct marketing to existing and potential customers;

     o expanding and strengthening strategic alliances with our Web sites; and

     o expanding our affiliate network and linking programs.

     We believe that the use of multiple marketing channels reduces reliance on any one source of customers, lowers customer acquisition costs and maximizes brand awareness.

     Traditional and Internet Advertising. We advertise our sites in our parent's retail and catalog properties. Our Web site addresses can now be found on the cover and on nearly every page of our parent's catalogs, as well as on point-of-sale displays at our parent's retail stores. In addition, we have found bind-in cards inserted in our parent's catalog to be a significant driver of traffic to the dELiAs.cOm and gURL.com sites. iTurf will be the exclusive e-commerce and community based Internet advertiser in our parent's catalogs following this offering. We may also pursue a targeted, traditional media-based advertising campaign that may include television, radio, print and event-based advertising. We may pursue advertising in the teen fashion and lifestyle magazines in which our parent has advertised successfully. Following the closing of this offering, we intend to expand our activities to include targeted online advertising to promote both our brand names and specific merchandising opportunities. We also intend to test online banner advertising and sponsorship opportunities on sites specifically targeted to Generation Y.

     Direct Marketing. We use direct marketing techniques to attract and retain customers. Our parent's proprietary database of catalog requesters contains in excess of 500,000 e-mail addresses. We send regular broadcast e-mails to these addresses as well as to our own customers. We intend to expand our use of broadcast e-mail to include more targeted messages and promotions to specific segments of our list and to include embedded graphic images within e-mail to customers who have the ability to view them. We also offer special discounts and promotional offers from time to time on our sites to drive sales. We promote these offers through print catalog advertising and e-mails. We may also use direct mail to access individuals from our parent's proprietary database.

     Strategic Alliances. We have entered into a variety of relationships with several sites to build traffic and attract customers. We have created satellite dELiAs.cOm stores on Yahoo! Shopping and CatalogCity.Com and have tenancy positions in the shopping area on AOL.com and Fashionmall.com. In addition, we are the exclusive provider of soccer merchandise on Sportsite.Com. We intend to expand our use of these kinds of alliances in the future. We will carefully evaluate each potential alliance and strive to ensure that any fees associated with it are cost-effective in terms of the potential customers to be acquired, potential revenue to be generated, level of exclusivity and brand exposure.

     Affiliate Program. We recently created the dELiA*s Affiliate Network, a grass-roots marketing tool designed to increase our exposure on the Internet and generate sales. In order to join the dELiA*s Affiliate Network, prospective affiliates complete an automated application form online that is generally approved within 48 hours by a member of our staff. Registered affiliates are paid a referral fee, in most cases 5% of the net invoice value for any sale generated via the affiliate's link to our e-commerce sites, less any returns. We promote the program via links on dELiAs.cOm and through LinkShare, our affiliate marketing partner. These agreements are terminable at will by either party.

Advertising and Sponsorship Sales

     We believe our Web properties provide unique access to the Generation Y market, an audience that is not easily available through other media. As a result, a variety of marketers are interested in using our Internet properties. Typical agreements relating to banner advertising provide for placement of small advertisements on a specified number of Web pages, have a short duration and are measured only by page views. We intend to explore sponsorship, promotional and distribution arrangements that generally have longer terms and higher dollar values than typical banner advertising deals to support broad marketing objectives, including branding, awareness, product introductions, online research and editorial integration.

     We currently participate in revenue sharing arrangements for banner advertisements placed on our sites with Lycos, Inc. for our gURLmAIL and gURLpages sites, ChickClick.com for our gURLnet site, and SonicNet for the co-branded music news area on gURL.com. In these arrangements, these parties typically provide iTurf and its users with Web-based software applications or content and sell the advertising inventory placed in or adjacent to the content. These parties pay to iTurf a percentage of the ad sales revenue generated by iTurf. We intend to develop a marketing and sales team to better understand advertisers' needs and to better target the Generation Y community. Advertising and sponsorship sales accounted for approximately 11% of our revenues in fiscal 1998.

International Markets

     We intend to market our goods and services to customers in foreign countries. Historically, our parent has not extensively marketed its catalogs in foreign countries due to prohibitive mailing costs. However, we believe we can market outside the United States through the Internet at a fraction of the cost of direct mail marketing. Both our parent and we have extensive customer and user files including individuals from more than 140 countries. For example, approximately 19% of gURLmAIL users reside outside of the United States.


Warehousing and Fulfillment

     Our parent provides warehousing and order fulfillment services to iTurf pursuant to the intercompany services agreement. Each of our e-commerce sites, except for TSISoccer.com, is fully integrated into our parent's sophisticated warehouse fulfillment system. Our parent processes and fulfills our customer orders through its 354,000 square foot warehouse and fulfillment center in Hanover, Pennsylvania. The system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations.

     We ship a majority of our customer orders within 48 hours of credit approval. If a customer places an order using a credit card owned by another customer and the order exceeds a specified monetary threshold, the order is shipped only after we have received verbal confirmation of the sale from the cardholder. Customers generally receive orders within three to five business days after shipping. Currently, approximately 99% of all shipments are made through United Parcel Service or the United States Postal Service. A shipping and handling fee is charged on each customer order, based on the total price of the order. Our parent's fulfillment systems automatically determine the most cost effective method of shipping each order.

Technology and Systems

     We have implemented a broad array of site management, customer service, transaction-processing and fulfillment services and systems using a combination of our own proprietary technologies and commercially available licensed technologies.

     Our product order processing is primarily handled by a mature, widely used software application licensed by our parent, called MACS II, and by a software application licensed by us called WebOrder that:

     o accept and validate orders;

     o organize and manage orders with suppliers;

     o receive product and assign it to customer orders;

     o manage shipments; and

     o integrate inventory management, purchasing and accounting.


MACS II and WebOrder are licensed from and supported by their developer, Smith-Gardner Associates. These systems handle multiple shipment methods, credit card transaction processing and automated customer communication. They allow the customer to choose whether to receive single or multiple shipments based on availability.

     Our community services, other than gURLmAIL and gURLpages, are primarily run on internally-developed database applications. The gURLmAIL and gURLpages operating technology and software were developed and are operated and supported by Lycos, Inc. Our various Internet applications run on both the UNIX and Windows NT operating systems, on computers located in our offices. AT&T and Cable & Wireless plc currently provide our Internet connection. We have contracted with Lycos, AT&T and Cable & Wireless plc for these services. These contracts have 12 to 36 month terms.

     In response to capacity concerns and site development needs, in fiscal 1998, we increased the number of computers that run our Web sites from three to ten and installed a considerably more powerful system for online catalog navigation functions. We intend to continue to invest in technologies that will handle growth in traffic and e-commerce and Web site infrastructure to enhance the functionality of our sites.

Customer Service

     We employ Web-savvy customer service representatives who assist our electronic commerce customers by e-mail and telephone seven days a week. We support our community offerings principally by e-mail. We set internal goals of returning customer e-mail within 24 hours of receipt. Lycos Inc. provides customer service for both gURLmAIL and gURLpages.

     In addition, our parent handles routine customer service issues, such as order tracking. Our parent maintains three call centers, two of which are staffed 24 hours a day, seven days a week, with more than 400 stations. Following the closing of this offering, we expect to provide e-mail based customer service for our parent's print catalogs.

Competition

     E-Commerce. The apparel, footwear, accessories and home furnishings industries and the athletic goods and soccer specialty markets are highly competitive. We expect competition in these markets to increase. Our dELiAs.cOm, contentsonline.com, discountdomain.com, droog.com and dotdotdash.com sites compete with traditional department store retailers, as well as specialty apparel and accessory retailers, for teen and young-adult customers. We also compete with other catalog retailers and direct marketers, some of which may specifically target our customers. TSISoccer.com competes with several other soccer specialty direct marketers and soccer specialty retailers, as well as general athletic merchandise retailers.

     There are few barriers to entry in the Generation Y apparel and accessories market and in the soccer specialty market. We believe that our recent success in the Generation Y apparel market has attracted the attention of other direct marketers, as well as store-based retailers and apparel manufacturers, some of which have entered or are likely to enter this market. In addition, competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on iTurf.

     Internet Community Services. The market for community services is highly competitive, and we expect competition to continue to increase significantly. There are no substantial barriers to entry in these markets. We compete with many providers of community services, including companies that attempt, as we do, to target Generation Y consumers. In addition, high-traffic, mass-market Web sites, such as the Regional Bell Operating Companies or internet service providers such as Microsoft and America Online, currently offer and could further develop or license the products and services we offer. They could take actions that make it more difficult for consumers to use our services. This may provide those companies with significant competitive advantages that could have a material adverse effect on our business, results of operations and financial condition.

     A large number of sites and online services offer informational and community features, such as news, stock quotes, sports coverage, Yellow Pages, e-mail listings, chat services and bulletin board listings that are competitive with the services we offer. These sites include Microsoft, AOL and other Web navigation companies such as Yahoo!, Excite, Lycos and Infoseek. A number of companies, including HotMail, which was recently acquired by Microsoft, offer Web-based e-mail services similar to those we offer in tandem with larger navigational sites and online services.

     We also compete with traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe the number of companies selling Web-based advertising and the available inventory of advertising space have increased substantially during recent periods.

     We believe that the principal competitive factors in our markets are:

     o brand recognition;

     o ease of use;

     o comprehensiveness;

     o quality of content and products;

     o access to end users; and

     o with respect to advertisers and sponsors, the number of users, duration and frequency of visits and user demographics.

     Competition among Internet navigational and informational services, high-traffic Web sites and other media for advertising placements could result in significant price competition and reductions in advertising revenue.

     Many of our competitors, have significantly greater financial, technical, marketing and distribution resources. In addition, providers of Internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft or AOL. Greater competition resulting from such relationships could have a material adverse effect on our business, operating results and financial condition.

Employees

     We currently employ 30 persons who devote all or substantially all of their time to our business. In addition, approximately 1,080 of our parent's employees provide services to us pursuant to the intercompany agreements. None of our employees are represented by unions, and we consider relations with our employees to be good.

Legal

     iTurf is not involved in any legal proceeding that management believes would have a material adverse effect on our business, results of operations or financial condition.

     On October 8, 1998, the Federal Trade Commission notified our parent that the dELiA*s print catalog and dELiAs.cOm were in violation of federal regulations under the Wool Products Labeling Act and the Textile Fiber Products Identification Act. Under the regulations, when a wool product or textile fiber product is advertised in a mail-order or online catalog, the description of that product must contain a clear and conspicuous statement that the product was either made in the U.S.A., imported, or both. In November 1998, our parent agreed to enter into a Consent Order with the FTC, under which it would not have to pay any fine or incur any other type of sanction. We believe that the Consent Order will be finalized early in 1999, and that it will provide that our parent in the future will not violate the regulations described above directly or through any subsidiary, including iTurf. We believe that our parent has updated the dELiA*s print catalog and dELiAs.cOm to make them comply with the regulations. Under the Consent Order, iTurf will be required to comply with record-keeping requirements and make its employees aware of the Consent Order. Failure to comply with the Consent Order could subject our parent and iTurf to substantial civil penalties. The Consent Order will terminate after 20 years.

     The U.S. Congress recently enacted the Children's Online Privacy Protection Act of 1998. The principal provisions of the law become effective on the later of (1) April 21, 2000 and (2) the date on which the Federal Trade Commission issues a first ruling on applications for safe harbor treatment under the Act if the Commission does not rule on the first such application by October 21, 1999, but in no case later than April 21, 2001. This act generally:

     o makes it unlawful for an operator of a Web site or online service directed to children under age 13, and any operator that has actual knowledge that it is collecting personal information from such a child, to collect personal information from the child without having obtained verifiable parental consent; and

     o prohibits conditioning the participation of a child under age 13 in a game, the offering of a prize, or another activity on the child disclosing more personal information than is reasonably necessary to participate in such activity.


     The Federal Trade Commission has not yet promulgated regulations interpreting this act. iTurf depends on collecting personal information from its customers in its businesses. We believe that the promulgation of regulations under this act will make it more difficult for us to collect personal information from our customers. iTurf is extremely respectful of the privacy of its customers, members, users and subscribers. It does not currently rent or otherwise provide its customer lists to third parties, except to our parent.

Facilities

     Our principal offices are located at 435 Hudson Street, New York, New York 10014. We have historically shared them with our parent, which leases the property under a lease that expires in 2007. Following this offering, we expect to continue to use a portion of this property pursuant to a space-sharing arrangement with our parent. As we expand, we expect that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard. We do not own any real estate.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

     The executive officers, directors and key employees of iTurf, their ages as of March 1, 1999, and their respective positions with iTurf are as follows:


               Name                   Age                  Position(s)
----------------------------------   -----   ---------------------------------------
  Executive Officers and Directors
   Stephen I. Kahn ...............    33     President, Chief Executive Officer and
                                             Chairman of the Board of Directors
   Dennis Goldstein ..............    33     Chief Financial Officer and Treasurer
   Alex S. Navarro ...............    30     Chief Operating Officer and Secretary
   Oliver Sharp, Ph.D. ...........    32     Chief Technology Officer
   Renny Gleeson .................    30     Senior Vice President--Marketing
   Christopher C. Edgar ..........    33     Vice President and Director
   Evan Guillemin ................    33     Vice President and Director
   Beth Vanderslice ..............    35     Director Designee
   Thomas R. Evans ...............    44     Director Designee
  Key Employees
   Esther Drill ..................    30     Executive Editor--gURL
   Heather McDonald ..............    28     Senior Producer--gURL
   Catherine Mouttet .............    28     Art Director--E-Commerce
   Rebecca Odes ..................    30     Creative Director--gURL


     Stephen I. Kahn has served as Chairman of the board of directors, President and Chief Executive Officer of iTurf since its incorporation in 1997. He has served as Chairman of the board of directors and Chief Executive Officer of our parent since October 1996, and until recently served as its President. He was the President and Chief Executive Officer of dELiA*s LLC (the predecessor of our parent) and a member of the board of managers of dELiA*s LLC from the time he co-founded our parent's business in 1993 until October 1996. Mr. Kahn is a director of Happy Kids Inc., a publicly-traded designer and marketer of custom-designed, licensed and branded children's apparel, and Danier Leather Inc., a publicly-traded integrated designer, manufacturer and retailer of high-quality, high-fashion leather and suede clothing.

     Dennis Goldstein has served as Chief Financial Officer and Treasurer of iTurf since January 1999. Prior to joining iTurf, Mr. Goldstein was the Vice President for Corporate Development of Paulaur Corporation, a manufacturing firm. From 1992 to 1997, he worked in a variety of capacities for Boston Consulting Group, Inc., a management consulting firm. From 1990 to 1992, Mr. Goldstein attended the Stanford University Graduate School of Business, receiving an MBA. From 1987 to 1990, he was a financial analyst with Morgan Stanley & Co., Incorporated, an investment banking firm.

     Alex S. Navarro has served as Chief Operating Officer and Secretary of iTurf since December 1998. He previously served as Senior Vice President in charge of iTurf's operations from December 1997 to December 1998. Mr. Navarro has served as Senior Vice President--Development and Legal Affairs, General Counsel and Secretary of our parent since April 1997. Prior to joining our parent, Mr. Navarro was associated with the law firm of Proskauer Rose LLP from 1994 until 1997. From 1993 to 1994, Mr. Navarro was a law clerk to the Hon. Robert J. Wilentz, Chief Justice of the Supreme Court of New Jersey.

     Oliver Sharp, Ph.D. has served as Chief Technology Officer of iTurf since February 1999. He previously worked for Microsoft Corporation, a computer software company. He held a variety of positions with Microsoft, and most recently was the assistant to the chief executive officer's technical assistant. From 1995 to 1996, he was a principal in Colusa Software, a software developer, which was subsequently acquired by Microsoft. From 1989 to 1995, he was a researcher in the physics department of Lawrence Livermore National Laboratory.

     Renny Gleeson has served as Senior Vice President--Marketing of iTurf since January 1999. Prior to joining iTurf, Mr. Gleeson served as Creative Director of Darwin Digital, the interactive advertising unit of Saatchi and Saatchi Advertising from 1997 until 1999. From 1996 to 1997, he was the Art Director for CyberSites, Inc., a developer of CD-ROMs and on-line games. From 1994 to 1996, he was the studio manager for the Robert Gober Company, a contemporary sculpture firm. Prior to that, he worked in the high yield trading department of Bear Stearns Inc., an investment banking firm.

     Christopher C. Edgar has served as a Vice President and as a member of the board of directors of iTurf since iTurf's incorporation in 1997. Mr. Edgar has served as Executive Vice President, Chief Operating Officer and a Director of our parent since October 1996, and was recently elected Vice Chairman of its board of directors. He was Executive Vice President of dELiA*s LLC and a member of the board of managers of dELiA*s LLC from the time he co-founded our parent's business in 1993 until October 1996. Mr. Edgar oversees catalog publishing, marketing, merchandising and inventory management at our parent.

     Evan Guillemin has served as a Vice President of iTurf since January 1999 and joined the board of directors of iTurf in January 1999. Mr. Guillemin previously served as Chief Financial Officer of iTurf from 1997 to 1999. Mr. Guillemin has served as Chief Financial Officer and Treasurer of our parent since July 1996 and was recently elected President of our parent. Prior to joining our parent he was employed by K-III Communications Corporation, a media investment company, first as an associate with and later as a director of acquisitions. From 1992 to 1994, he was executive vice president of Observer Publications of The New York Observer Co., with responsibility for the sales, marketing and finance for that company's regional newspaper group.


     Beth Vanderslice has been elected and has agreed to serve as a director of iTurf effective upon the commencement of this offering. Ms. Vanderslice has served as President of Wired Digital, Inc., a provider of Web-based products and services, including Hot Bot, Hot Wired and Wired News, since her promotion from Vice President of Marketing in April 1997. Wired Digital is in the process of being acquired by Lycos, Inc., a provider of Web navigational, community and commerce services. Prior to joining Wired Digital in March 1995, Ms. Vanderslice was a Vice President from 1994 to 1995 at H.W. Jesse & Co., an investment banking and business strategy consulting firm in San Francisco. From 1992 to 1994, she was a Principal at the investment banking firm of Sterling Payet Company. Ms. Vanderslice has also served as a director of Wired Ventures, the privately held parent company of Wired Digital, since October 1998.

     Thomas R. Evans has been elected and has agreed to serve as a director of iTurf effective upon the commencement of this offering. Mr. Evans has served as the Chief Executive Officer and President of Geocities, the world's largest and one of the fastest-growing communities of personal Web sites on the Internet, since April 1998. From 1991 to April 1998, Mr. Evans served as President and Publisher of U.S. News & World Report, a magazine that reports on domestic and international current events. From January 1997 to April 1998, Mr. Evans also served as President and Publisher of The Atlantic Monthly, a magazine that features articles on art, literature, politics and technology. In addition, from May 1995 to April 1998, Mr. Evans also served as President and Publisher of Fast Company, a magazine that showcases business people and ideas.


     Esther Drill, a co-founder of gURL Interactive, served as Executive Editor of gURL, for gURL Interactive from 1996 to 1997, and then for iTurf since we acquired gURL Interactive in December 1997. From 1995 to 1997, she was enrolled in the Interactive Telecommunications Program at New York University. From 1993 to 1995, she worked as an assistant to faculty members of the Kennedy School of Government at Harvard University.

     Heather McDonald, a co-founder of gURL Interactive, served as Senior Producer of gURL, for gURL Interactive from 1996 to 1997, and then for iTurf since our acquisition of gURL Interactive in December 1997. From 1995 to 1997, she was enrolled in the Interactive Telecommunications Program at New York University. From 1993 to 1995, she worked as an assistant producer for 3D0 Company, a developer of CD-ROM games.

     Catherine Mouttet has served as iTurf's art director for e-commerce, including dELiAs.cOm, since 1998. She worked as an independent art designer from 1997 to 1998. From 1996 to 1997, she worked as a senior web designer for Concrete Media, a Web design firm, and from 1994 to 1995, she was the art director of FashionInternet.com, a Web site devoted to fashion.

     Rebecca Odes, a co-founder of gURL Interactive, has served as Creative Director of gURL, for gURL Interactive from 1996 to 1997, and then for iTurf since our acquisition of gURL Interactive in December

1997. From 1995 to 1997, she was enrolled in the Interactive Telecommunications Program at New York University. From 1993 to 1995, she worked for or was engaged in a freelance capacity as a designer and illustrator for SonicNet, Razorfish, PBS, Kinderactive and X-Girl.



Board Committees

     Prior to or immediately following the closing of this offering, our board of directors will establish an audit committee and a compensation committee of our board of directors. The audit committee and the compensation committee will each be comprised of our two independent directors who are not affiliated with iTurf or our parent. The audit committee will be responsible for reviewing our audited financial statements and accounting practices, and considering and recommending the employment of, and approving the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The compensation committee will review and approve the compensation and benefits for our key executive officers, administer our employee benefit plans and make recommendations to the board of directors regarding such matters. See "--1999 Stock Incentive Plan."


Director Compensation

     Non-employee directors are paid $2,000 for each board of directors meeting attended and are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at full board and board committee meetings.

     Under our stock incentive plan, each non-employee director will be granted an option to purchase 50,000 shares of Class A common stock. Directors elected prior to the date of this prospectus shall receive options with an exercise price equal to the offering price of the Class A common stock to the public in this offering. Directors elected after the date of this prospectus shall receive options with an exercise price equal to the fair market value of the Class A common stock on the date of grant. All options granted to non-employee directors will become exercisable with respect to 12.5% of the covered shares on each of the first eight six-month anniversaries of the date of grant, assuming the non-employee director is a director on those dates. Those options generally will cease to be exercisable 10 years from the date of grant. Upon a "change of control" of iTurf, all options that have not yet expired will automatically become exercisable. Directors who are affiliates of our parent are not compensated for service as directors of iTurf, so long as our parent beneficially owns at least 20% of our outstanding voting securities.

Compensation Committee Interlocks and Insider Participation

     Prior to this offering, our board of directors has not had a compensation committee, and all compensation decisions relating to our executive officers have been made by the full board of directors. Upon the closing of this offering, the compensation committee will make all compensation decisions regarding our executive officers. No interlocking relationship exists between the compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationships existed in the past. Currently, Stephen I. Kahn serves on the compensation commitee of our parent's board of directors. In fiscal 1998, Christopher C. Edgar was a member of our parent's board of directors.

Executive Compensation

     No officer or employee of iTurf received total compensation, whether paid, deferred or accrued, in excess of $100,000 in the year ended January 31, 1999 for services rendered to iTurf. During the year ended January 31, 1999, our Chief Executive Officer, Stephen I. Kahn, received a salary of $100,000 from our parent in his capacity as President, Chief Executive Officer and Chairman of the board of directors of that company and options to purchase 376,000 shares of our parent's common stock. During the year ended January 31, 1998, Mr. Kahn received a salary of $100,000 from our parent and an option to purchase 80,000 shares of our parent's common stock. He did not receive any other compensation from our parent during such periods except for perquisites and other personal benefits, securities or property, which, in the aggregate, did not exceed 10% of his total of annual salary and bonus during any applicable year. In fiscal 1998, iTurf granted Mr. Kahn an option to purchase 503,125 shares of our Class A common stock at an exercise price of $9.36 per share. This option constituted 35.4% of the options granted to iTurf employees in fiscal 1998. The option expires on January 1, 2009. The potential realizable value of this option, assuming the market price of iTurf common stock appreciates in value from the date of grant to the end of the option term at 5% or 10% annually, is $2,962,000 or $7,505,000, respectively. Mr. Kahn did not exercise any options in fiscal 1998.

Kahn Employment Agreement and Change of Control Arrangements

     Mr. Kahn will enter into a three-year agreement with iTurf providing for the continuation of his employment as President and Chief Executive Officer at a minimum salary of $100,000 a year plus increases in salary and bonuses as the board of directors may from time to time approve. If Mr. Kahn dies, or, as a result of disability, is unable to perform substantially all his duties for a period of nine consecutive months, iTurf may terminate his employment not earlier than 30 days and not later than 90 days after the expiration of the nine-month period, in which event Mr. Kahn or his heirs or estate will be entitled to his salary for the remainder of the term of the agreement.

     Under our stock incentive plan, the vesting of all employee stock options will be accelerated in some circumstances upon changes of control of iTurf. See "--1999 Stock Incentive Plan--Change of Control."

1999 Stock Incentive Plan

     The following description of our stock incentive plan is a summary of the material terms of the plan. The stock incentive plan is filed as an exhibit to the registration statement of which this prospectus is a part. As of March 1, 1999, we have granted options to purchase an aggregate 1,419,688 shares of Class A common stock.

     Purpose. The purpose of the stock incentive plan is to increase the profitability and value of iTurf by enabling it to offer stock-based and other equity interests in iTurf to employees, consultants and non-employee directors to raise the level of stock ownership by such persons, thereby:

     o enhancing iTurf's ability to attract, retain and reward such individuals; and

     o strengthening the mutuality of interest between such individuals and iTurf's stockholders.

     Administration. The stock incentive plan is administered by the compensation committee of our board of directors. This committee is intended to be comprised solely of two or more directors who qualify as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986 and "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934. The compensation committee has authority and discretion to determine those employees and consultants of iTurf and its subsidiaries eligible to receive awards and the amount and type of awards.

     Available Shares and Other Units.

     o Maximum number of shares available under the plan. A maximum of 4,050,000 shares of Class A common stock, subject to adjustment, may be issued or used for reference purposes with respect to stock appreciation rights under the plan.

     o Individual limits under the plan. The maximum number of shares of Class A common stock subject to each stock option or stock appreciation right that may be granted to any individual under the plan is 750,000 for each of our fiscal years during the term of the plan. If a stock appreciation right is granted in tandem with a stock option, it will apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the plan.

     o Termination, cancellation or expiration of an award. The unissued shares of Class A common stock subject to terminated, cancelled or expired awards will again be available for awards under the plan, but will count against the individual specified limits for the applicable fiscal year.

     o Change in iTurf's business or capital structure. The compensation committee may make appropriate adjustments to the number and kind of shares available for awards and the terms of outstanding awards under the plan to reflect any change affecting our capital structure or business.

     Types of Awards. The stock incentive plan provides for the grant of any or all of the types of awards listed below to eligible employees and consultants of iTurf and its subsidiaries. In addition, the plan provides for one-time, non-discretionary awards of stock options to non-employee directors of iTurf. Awards may be granted singly, in combination, or in tandem, as determined by the compensation committee.

     Stock Options. The compensation committee may grant awards in the form of options to purchase shares of iTurf's Class A common stock. In general, the following apply to all options granted:

     o options may be in the form of incentive stock options or non-qualified stock options;

     o consultants are not eligible to receive incentive stock options;

     o the compensation committee will determine the number of shares subject to each option, the term of the option, the exercise price per share of stock covered by the option, the vesting schedule and the other material terms of the option;

     o the term of an incentive stock option may not exceed ten years, but the term of an incentive stock option granted to a ten percent stockholder of iTurf may not exceed five years;

     o no option may be granted to a ten percent stockholder of iTurf at less than 110% of fair market value, except for modifications of the option deemed a new issuance under the Internal Revenue Code;

     o the option price may be paid by a participant in cash, in shares of Class A common stock owned by the participant free and clear of any liens and encumbrances, in shares of restricted stock valued at the fair market value on the payment date as determined by the compensation committee, by a reduction in the number of shares of Class A common stock issuable upon exercise of the option with approval of the compensation committee; and

     o options under the stock incentive plan are subject to acceleration of vesting or immediate termination upon termination of employment in limited circumstances.

     In addition, if shares of Class A common stock are exchanged by a participant as full or partial payment to iTurf, or for payment of withholding taxes, in connection with the exercise of a stock option or the number of shares of Class A common stock otherwise deliverable is reduced for payment of withholding taxes, such exchanged or reduced shares will again be available under the Stock Incentive Plan.

     Restricted Stock. The stock incentive plan authorizes the compensation committee to award shares of restricted stock to employees and consultants of iTurf and its subsidiaries. Upon the award of restricted stock, the recipient has all the rights of a stockholder with respect to the shares, unless otherwise specified by the compensation committee at the time of grant. Restricted stock is subject to the conditions and restrictions generally applicable to restricted stock, and those specifically provided in the recipient's restricted stock award agreement. In general:

     o unless otherwise determined by the compensation committee at grant, payment of dividends, if any, will be deferred until the date that the relevant share of restricted stock vests; and

     o recipients of restricted stock are required to enter into a restricted stock award agreement with iTurf that states the restrictions on the shares and the date or criteria on which the restrictions will lapse. The compensation committee may provide for the lapse of the restrictions in installments, or may accelerate or waive the restrictions.

     Stock Appreciation Rights (SARs). The stock incentive plan authorizes the compensation committee to grant SARs either with a stock option (called tandem
SARs) or independent of a stock option (referred to as non-tandem SARs) to employees and consultants of iTurf. An SAR is a right to receive a payment either in cash or Class A common stock. In general:

     o Payments on SARs shall be equal in value to the excess of the fair market value of a share of Class A common stock on the date of exercise, over the reference price per share of Class A common stock established in connection with the grant of the SAR. The reference price per share covered by an SAR will be the per share exercise price of the related option in the case of a tandem SAR and will be the per share fair market value of the Class A common stock on the date of grant in the case of a non-tandem SAR.

     o SARs are subject to the same exceptions that apply to stock options.

Tandem SARs generally:

     o may be granted at the time of the grant of the related stock option or, if the related stock option is a non-qualified stock option, at any time thereafter during the term of the stock option;

     o may be exercised at and only at the times and to the extent the related stock option is exercisable;

     o are exercised by surrendering the same portion of the related option;

     o expire upon the termination of the related stock option; and

     o will not be granted to consultants in connection with all or part of an incentive stock option.

Non-tandem SARs generally:

     o will be exercisable as provided by the compensation committee;

     o will have terms and conditions as the compensation committee may determine;

     o may have a term no longer than ten years from their date of grant; and

     o are subject to acceleration of vesting or immediate termination upon termination of employment.

     Awards to Non-Employee Directors. In the future, our non-employee directors will be eligible for option grants in some circumstances. See "--Director Compensation."

     Change of Control. Unless determined otherwise by the compensation committee at the time of grant, generally upon a change of control of iTurf, all vesting and forfeiture conditions, restrictions and limitations in effect with respect to any outstanding award made under the stock incentive plan will immediately lapse, and any unvested awards will automatically become 100% vested. However, stock options will not be accelerated upon a change of control of iTurf if the compensation committee deems it reasonable. In that case, options may be assumed by the controlling entity or new rights substituted therefor by the controlling entity. The compensation committee may also provide for accelerated vesting of an award, other than a grant to non-employee directors, upon a termination of employment during the 180-day period prior to a change of control of iTurf.

                          TRANSACTIONS WITH OUR PARENT


Income Taxes
     Our parent is a common parent of an affiliated group of companies within the meaning of Section 1504(a) of the Internal Revenue Code of 1986. That affiliated group includes us. The Internal Revenue Code requires that our parent own at least an 80% voting and economic ownership interest in iTurf in order to continue to include iTurf in its U.S. consolidated income tax returns.

     Following the closing of this offering, in accordance with the terms of the tax allocation agreement between us and our parent, for so long as iTurf remains a member of our parent's affiliated group:

     o we will pay our proportionate share of our parent's tax liability computed as if iTurf were filing a separate return;

     o any tax loss benefits attributable to iTurf will be used by our parent to the extent that we are unable to use any of those benefits at that time;

     o to the extent that our parent uses our tax benefits, it will be required to establish a receivable for our benefit; and

     o our parent will be required to repay us for the use of any tax loss benefit in cash at the time and to the extent we are required to pay income taxes and we are no longer consolidated in our parent's tax group, or at the close of the fifth calendar year following the creation of the benefit, and that repayment by our parent will be offset by any amount that we are required to pay our parent under the tax allocation agreement.

The tax allocation agreement also provides for the payment of taxes and entitlement to tax refunds for periods prior to the closing this offering.

Certain Historical Relationships

     As a subsidiary of our parent, we receive various services from our parent, including fulfillment, warehousing, merchandising, inventory management, customer service, creative, marketing, technical, human resources, finance, accounting, administrative and legal services. Prior to the closing of this offering, our financial statements have reflected allocations for these services rendered by our parent to us. We believe those allocations have been made on a reasonable and consistent basis. However, they are not necessarily indicative of, nor is it practicable for us to estimate, the level of expenses we would have otherwise incurred had we operated as a separate, stand-alone company.

     Through its distribution facilities, our parent and its other subsidiaries accounted for just under 100% of iTurf's purchases of inventory during fiscal 1998. We have also relied on our parent to provide us with financing for our cash flows. Our cash flows to date are therefore not necessarily indicative of the cash flows that would have resulted had we been operating as an independent company. We are currently a borrower under our parent's bank credit facility and expect to terminate our participation in the facility concurrent with the closing of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Purchase of Parent Common Stock

     Through a wholly-owned subsidiary, we have entered into a subscription agreement, dated April 1, 1999, with our parent to purchase from our parent shares of common stock of our parent upon completion of this offering. This subscription agreement provides that:

     o we intend to use $10.0 million of the gross proceeds of this offering to purchase shares of our parent's common stock from our parent at a price equal to the average closing price of that stock on the five trading days preceding the date of this prospectus, and

     o if the underwriters fully exercise their over-allotment option, we will also use 60% of the resulting net proceeds to purchase additional shares of our parent's common stock.

     See "Use of Proceeds."

Purchase of TSISoccer.com Domain Name

     Concurrently with the closing of this offering, in accordance with the TSISoccer.com asset transfer agreement, dated April 1, 1999, between us and TSI Soccer Corporation, a wholly-owned subsidiary of our parent, we will acquire the TSISoccer.com domain name from TSI Soccer Corporation for $25,000 of Class A common stock, valued at the initial public offering price per share.


Intercompany Agreements

     We intend to enter into several intercompany agreements with our parent prior to the closing of this offering. We have summarized below the anticipated material terms of all of these agreements. These agreements will not have been negotiated on an arms'-length basis, however, we believe the terms of these agreements are no less favorable to us than those that could have been obtained from an unaffiliated third party. We believe that had the intercompany agreements been in effect during the historical periods presented in the iTurf financial statements, they would not have had a material effect on our results of operations. The material terms of the intercompany agreements cannot be amended or waived without the approval of a majority of our disinterested directors. Our bylaws also provide that we will not enter into new material agreements with our parent unless those agreements are approved by a majority of our directors who are not affiliated with our parent. This provision can only be amended by a majority of our directors who are not affiliated with our parent. The intercompany agreements do not have fixed terms, but our parent can terminate each agreement if any person, other than our parent or an affiliate or strategic partner of our parent, acquires 20% or more of the voting control of iTurf, or upon defaults by iTurf.

     Trademark License and Customer List Agreement, including Noncompetition Agreements

     We will have the exclusive right to use our parent's trademarks in connection with the sale of goods and services on the Internet. iTurf will pay our parent a royalty equal to 5% of our net sales from iTurf Web sites bearing a trademark licensed from our parent. Net sales by sites in the iTurf network not bearing a trademark licensed from our parent will not generate a royalty payable to our parent unless sales of dELiA*s-sourced goods on the site exceed 50% of its total net sales. On non-licensed sites where sales of dELiA*s-sourced goods exceed 50% of total net sales, iTurf will pay to our parent the 5% royalty based on the percentage of such site's net sales that are dELiA*s-sourced. On a royalty-free basis, we will share our customer lists with our parent, and our parent will share its customer lists with us.

     Our parent has agreed not to enter into an Internet business that targets Generation Y without first offering to sell that business to iTurf. In addition, if our parent makes an acquisition that includes an Internet business that targets Generation Y, it must offer to sell that business to iTurf. These obligations will terminate:

     o six months after the trademark license terminates if our parent terminates the license after the acquisition by a third party of 35% or more of the voting control of iTurf with no other person owning a greater percentage,

     o one year after the trademark license terminates if our parent terminates the license after a tax-free spin-off or other public sale or distribution of our voting securities,

     o two years after the trademark license terminates if our parent terminates the license after the acquisition by a third party of less than 35% but more than 20% of the voting control of iTurf, or

     o when the trademark license terminates for any other reason.

     We have agreed not to enter into a print catalog or retail store business without first offering to sell that business to our parent. In addition, if we make an acquisition that includes a paper catalog or retail store business, we will offer to sell that business to our parent. These obligations will terminate two years after termination of the trademark license if our parent terminates the trademark license due to our material breach, and otherwise will terminate upon termination of the trademark license.

     Intercompany Services Agreement

     Following the closing of this offering, our parent will continue to provide some services to us, including corporate services, fulfillment services, inventory supply services, advertising services and space-sharing. Our parent's obligations to deliver those services will terminate if and when the trademark license and customer list agreement is terminated.

     Corporate Services. Our parent will continue to provide all of the services it currently provides to iTurf, other than warehouse and fulfillment services, such as merchandising, inventory management, customer service, creative, marketing, technical, human resources, finance, accounting, administrative, legal and other services, as well as those services iTurf requires by virtue of its status as an independent public company. Our parent will provide these services to us at 105% of its cost.

     Fulfillment Services. Our parent will continue to provide warehousing and fulfillment services, including receiving, quality control, storage, picking, packing and shipping of inventory and processing of customer returns. We will pay our parent an amount equal to its average cost per package shipped multiplied by the product of the number of packages shipped by us and 105%, taking into account all of our parent's warehousing and fulfillment costs, including rent, depreciation and operating expenses.

     Inventory Supply. Our parent will continue to supply inventory to iTurf. We will pay our parent an amount equal to the lesser of

     o 105% of our parent's cost for the inventory, including cost of freight and all direct costs charged to our parent by its suppliers, and

     o the best price at which our parent could resell those products to a third party.

     In addition, our parent will purchase from us products returned by our customers at the price that we paid for such products from our parent, decreased by the amount of any reserves taken by our parent in connection with those products.

     We also have the right to purchase from our parent up to $300,000 annually of closeout inventory, generally at prices discounted from our parent's price.

     Advertising. Our parent will provide us with advertising space in its print catalogs at a cost to us of $40 per 1,000 catalogs distributed. We are required to purchase from our parent minimum amounts of advertising space in at least 50% of all of our parent's catalogs distributed each year. The amount of advertising guaranteed in each catalog is materially greater than the amount of advertising included in our parent's catalogs over the historical periods presented in this prospectus. If our parent provides less advertising space than the amount guaranteed, then iTurf will have no obligation to pay for the amount of advertising actually provided.

     Space-Sharing. Our parent will continue to permit us to use a portion of its offices that we mutually agree upon. Our cost for this space will be the lesser of

     o the prevailing market rate for such space and

     o the highest rate then being paid by our parent for comparable space in the metropolitan area in which such space is located.

  Customer Service Agreement

     We will provide to our parent e-mail-based customer service in respect of those of our parent's catalogs corresponding to trademarks we license from our parent.

     Intercompany Indemnification Agreement

     We will agree to indemnify our parent for liabilities in respect of our businesses, and our parent will agree to indemnify us for liabilities in respect of our parent's businesses and tax and pension-related liabilities resulting from our inclusion in our parent's consolidated tax group. Our parent will also indemnify us for certain tax liabilities arising out of our purchase of its common stock. See "Risk Factors--We may be contingently liable for our parent's obligations."

     iTurf Common Stock Registration Rights Agreement

     We will enter into a registration rights agreement with our parent prior to the closing of this offering that will cover the iTurf common stock owned by dELiA*s. Under that agreement, at any time after 180 days following the date of this prospectus, our parent may demand that we file a registration statement under the Securities Act covering all or a portion of our securities held by our parent, its affiliates and their permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. Our parent can effect no more than one demand registration per year.

     If and when we become eligible to utilize a Form S-3 registration statement to register an offering of our securities, our parent may request that we file a registration statement on Form S-3 covering all or a portion of our securities held by our parent, its affiliates and their permitted transferees, provided that the aggregate public offering price is at least $1.0 million. Our parent can request one S-3 registration per year.

     These registration rights will be limited by iTurf's right to delay the filing of a registration statement in some circumstances. iTurf can only cause a delay, not more than once in any 12-month period and for not more than 120 days.

     In addition, our parent will have registration rights that apply if we propose to register any Class A common stock under the Securities Act, other than pursuant to the registration rights noted above. In that case, our parent may require us to include all or a portion of our securities it owns in such registration. However, the managing underwriter, if any, of any offering will have limited rights to restrict the number of registrable securities proposed to be included in the registration.

     We would bear all registration expenses incurred in connection with these registrations. Our parent would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of iTurf securities owned by it.

     The registration rights of our parent under the registration rights agreement will terminate when our parent may sell all its shares in a three-month period under Rule 144 under the Securities Act.

     dELiA*s Common Stock Registration Rights Agreement

     We will enter into another registration rights agreement with our parent at the closing of this offering relating to the shares of our parent's common stock that we intend to purchase with the net proceeds of this offering. Under that agreement, at any time after 180 days following the date of this prospectus, we may demand that our parent file a registration statement under the Securities Act covering all or a portion of the securities of our parent held by us, our affiliates and our permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. We can effect no more than one demand registration per year.

     If our parent is eligible to utilize a Form S-3 registration statement to register an offering of its securities, we may request that our parent file a registration statement on Form S-3 covering all or a portion of the securities of our parent held by us, our affiliates and our permitted transferees, provided that the aggregate public offering price is at least $1.0 million. We can request one S-3 Registration per year.

     These registration rights will be subject to our parent's right to delay the filing of a registration statement in some circumstances. Our parent can cause a delay not more than once in any 12-month period and for not more than 120 days.

     In addition, we will have registration rights that apply if our parent proposes to register any of its common stock under the Securities Act, other than pursuant to the registration rights noted above. In that case, we may require our parent to include all or a portion of its securities that we own in the registration. However, the managing underwriter, if any, of any such offering will have limited rights to restrict the number of registrable securities proposed to be included in the registration.

     We would bear our pro-rata share of all registration expenses incurred in connection with these registrations, including all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of our parent's securities owned by us.

     Our registration rights under the dELiA*s common stock registration rights agreement will terminate when we may sell all our shares in a three-month period under Rule 144 under the Securities Act.

                            PRINCIPAL STOCKHOLDERS


     dELiA*s Inc. beneficially owns all of the shares of our Class B common stock outstanding as of the date of this prospectus. Following the closing of this offering, dELiA*s Inc. will continue to beneficially own 100% of the Class B common stock and, accordingly, will hold approximately 75% of the economic interest in iTurf. Such ownership also gives our parent approximately 95% of the combined voting power of our outstanding common stock. If the underwriters were to fully exercise their option to purchase up to 630,000 additional shares of our Class A common stock, our parent would hold approximately 72% of the economic interest in iTurf and 94% of the combined voting power of our outstanding common stock.


     The following table sets forth information as of March 15, 1999 with respect to the outstanding securities of iTurf and our parent beneficially owned by

     o each person known by iTurf to be the beneficial owner of more than 5% of the shares of any class of such securities,

     o each of our directors and director designees individually,

     o each of our named executive officers individually and

     o all of our executive officers, directors and director designees as a group.


                                                                                                   Shares of dELiA*s Inc.
                                                     Shares of iTurf Common Stock                 Common Stock Beneficially
                                                       Beneficially Owned(1)(2)                           Owned(2)
                                       --------------------------------------------------------   -------------------------
                                                                            Voting Power
                                                                     --------------------------
                                                       Percentage      Before         After                      Percentage
                                          Number          Owned       Offering     Offering(3)       Number        Owned
                                       ------------   ------------   ----------   -------------   -----------   -----------
Five Percent Holders:
dELiA*s Inc.(4) ....................   12,500,000         100.0%        100.0%         94.7%
 435 Hudson Street
 New York, New York 10014
Gilder Gagnon Howe & Co. LLC(5).....           --            --            --            --        1,612,597        11.4%
 1775 Broadway
 New York, New York 10019
Geraldine Karetsky(6) ..............           --            --            --            --        1,028,098         7.2%
 1660 Silver King Drive
 Aspen, Colorado 81611
Sidney S. Kahn(6) ..................           --            --            --            --          855,440         6.0%
 14 East 60th Street
 New York, New York 10022
Directors, Director Designees
 and Executive Officers:
Stephen I. Kahn(4)(7) ..............   12,500,000         100.0%        100.0%         94.7%       6,408,170        44.7%
Christopher C. Edgar(8) ............           --            --            --            --          708,163         4.9%
Evan Guillemin(9) ..................           --            --            --            --          128,942           *
Beth Vanderslice ...................           --            --            --            --               --          --
Thomas R. Evans ....................           --            --            --            --               --          --
All directors, director designees
 and executive officers as a group
 (9 persons)(10) ...................   12,500,000         100.0%        100.0%         94.7%       7,326,775        49.7%


----------
*  Less than 1%.

 (1) Our authorized and outstanding common stock has been comprised of a single class. Prior to the closing of this offering, we will amend our Restated Certificate of Incorporation to authorize 67,500,000 shares of Class A common stock, 12,500,000 shares of Class B common stock and 1,000,000 shares of preferred stock. See "Description of Capital Stock."

 (2) Shares that an individual or group has the right to acquire within 60 days of March 15, 1999 pursuant to the exercise of options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person listed in this table. Except as indicated in the footnotes to this table, iTurf believes that the listed stockholders have sole voting and investment power with respect to all of the shares shown to be beneficially owned by them, based on information provided to us by the stockholders.


 (3) Voting power after the closing of this offering reflects (i) the fact that each share of Class B common stock is entitled to six votes, while Class A common stock is entitled to one vote per share, and (ii) the issuance, concurrent with the closing of this offering, of 1,471 shares of Class A common stock, valued at an assumed initial public offering price of $17.00 per share, to TSI Soccer Corporation as consideration in connection with the transfer to iTurf of the TSISoccer.com domain name. It also assumes no conversion of any Class B common stock into Class A common stock. See "Description of Capital Stock--Common Stock."


 (4) The 12,500,000 shares of our Class B common stock owned by our parent have been pledged as security under our parent's credit agreement.

 (5) Based on an amendment to a Schedule 13G filing made on February 16, 1999. According to the filing, the shares of our parent's common stock are held in customer accounts over which members and/or employees of Gilder Gagnon Howe & Co. LLC have discretionary authority to dispose of and/or direct the disposition of shares.

 (6) Includes 7,356 shares of our parent's common stock owned by Sidney Kahn and Ms. Karetsky, as trustees, of which shares Mr. Kahn and Ms. Karetsky have the shared power of disposition. Sidney Kahn and Geraldine Karetsky are siblings. Sidney Kahn is the father of Stephen I. Kahn. Geraldine Karetsky is the aunt of Stephen I. Kahn.

 (7) All shares of iTurf common stock outstanding prior to this offering are owned by our parent. Mr. Kahn is the President, Chief Executive Officer and Chairman of the Board of our parent. As such, he may be deemed to share voting power with respect to all the shares outstanding prior to the offering and to the shares of iTurf common stock to be issued to TSI Soccer Corporation concurrently with the closing of this offering. Mr. Kahn expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Shares of dELiA*s Inc. common stock beneficially owned by Mr. Kahn includes 216,000 shares issuable upon the exercise of options. Sidney Kahn is the father of Stephen I. Kahn. Geraldine Karetsky is the aunt of Stephen I. Kahn.

 (8) Shares of dELiA*s Inc. common stock benefically owned includes 162,000 shares issuable upon the exercise of options.

 (9) Shares of dELiA*s Inc. common stock beneficially owned includes 120,000 shares issuable upon the exercise of options.

(10) All directors, director designees and executive officers as a group includes four executive officers who are not listed individually in the table. The address for all directors and executive officers is c/o iTurf Inc., 435 Hudson Street, New York, New York 10014.

                         DESCRIPTION OF CAPITAL STOCK

     Immediately prior to the closing of this offering, our authorized capital stock will consist of 67,500,000 shares of Class A common stock, par value $.01 per share, 12,500,000 shares of Class B common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01 per share.

     The following descriptions of our capital stock and selected provisions of our Restated Certificate of Incorporation and bylaws are summaries. Complete copies of our Restated Certificate of Incorporation and bylaws as they will be in effect at the closing of this offering have been filed with the Securities and Exchange Commission as exhibits to the registration statement containing this prospectus.

Common Stock

     4,200,000 shares of Class A common stock are being offered by this prospectus. 12,500,000 shares are reserved for issuance upon conversion of Class B common stock into Class A common stock. Immediately prior to the closing of this offering, 12,500,000 shares of Class B common stock will be outstanding and held by our parent.


     Voting Rights. The holders of our Class A and Class B common stock generally have identical voting rights. However, holders of our Class A common stock are entitled to one vote per share, while holders of our Class B common stock are entitled to six votes per share on most matters to be voted on by stockholders. Shares of Class B common stock also have conversion rights, which are described below.

     Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A and Class B common stock present in person or represented by proxy, voting together as a single class. Holders of our preferred stock might in the future be granted the right to vote alongside holders of our common stock. When electing directors, only a plurality vote is required. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors.

     Except as otherwise provided by law, and after honoring any voting rights granted to holders of any outstanding preferred stock, amendments to our Restated Certificate of Incorporation must be approved by a majority of the combined voting power of all of the Class A and Class B common stock, voting together as a single class. Any amendment to our Restated Certificate of Incorporation to increase or decrease the authorized shares of any class will be approved upon the affirmative vote of the holders of a majority of the voting power of the common stock, voting together as a single class. However, amendments to our Restated Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A or Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. For purposes of these provisions, any provision for the voluntary, mandatory or other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis will not be considered as adversely affecting the rights of holders of the Class A common stock.

     Dividends. Holders of Class A and Class B common stock will share equally on a per-share basis in any dividend declared by the board of directors, after honoring any preferential rights of outstanding preferred stock. Dividends consisting of shares of Class A or Class B common stock may be paid only as follows:

     o dividend shares of Class A common stock may be paid only to holders of shares of Class A common stock, and dividend shares of Class B common stock may be paid only to holders of Class B common stock; and

     o shares will be paid proportionally with respect to each outstanding share of Class A and Class B common stock.

We may not subdivide or combine shares of either Class A or Class B common stock without at the same time proportionally subdividing or combining shares of the other class.

     Conversion. Each share of Class B common stock is convertible into one share of Class A common stock at any time prior to a tax-free spin-off of iTurf from our parent, at the option of the holder.

Following a tax-free spin-off, shares of Class B common stock will no longer be convertible into shares of Class A common stock at the option of the holder.

     Shares of Class B common stock transferred prior to a tax-free spin-off will automatically be converted into Class A common stock on a one-to-one basis at the time of the disposition upon their transfer to a person other than:

     o our parent;

     o any of our parent's subsidiaries or successors; or

     o a strategic partner.

A "strategic partner" means any entity or group of affiliated entities acquiring Class B common stock constituting at least 10% of the aggregate number of outstanding shares of all classes of our common stock that a majority of our disinterested directors determines in good faith, prior to such acquisition, to be a strategic partner in the best interests of our business and our stockholders.

     Shares of Class B common stock transferred to stockholders of our parent as a dividend intended to be a tax-free spin-off will not be converted into shares of Class A common stock upon the occurrence of a tax-free spin-off.

     Following a tax-free spin-off, shares of Class B common stock will generally be transferable as Class B common stock to the extent allowed under applicable laws. However, shares of Class B common stock will automatically convert into shares of Class A common stock on the fifth anniversary of the tax-free spin-off. This automatic conversion will not occur if prior to the tax-free spin-off our parent delivers to us an opinion of counsel reasonably satisfactory to us that this conversion could preclude the parent from obtaining a favorable ruling from the Internal Revenue Service that the distribution would be a tax-free spin-off. If we receive an opinion to that effect, we will submit approval of the conversion to a vote of the holders of our common stock as soon as practicable after the fifth anniversary of the tax-free spin-off. This vote will not be taken, however, if our parent delivers to us a similar opinion prior to such anniversary that the vote could adversely affect the status of the tax-free spin-off. Approval of the conversion will require the affirmative vote of the holders of a majority of the shares of both the Class A and Class B common stock present and voting together as a single class, with each share of Class B common stock entitled to one vote for such purpose.

     We cannot assure you that the conversion described above would be consummated. The requirement to submit the conversion to a vote of the holders of common stock is intended to ensure the desired tax treatment of the tax-free spin-off is preserved if the Internal Revenue Service should challenge the automatic conversion as violating the requirement that the parent maintain 80% of the voting power of iTurf's common stock. We believe that our parent has no current plans with respect to a tax-free spin-off of iTurf.

     All shares of the Class B common stock will automatically convert into Class A common stock if a tax-free spin-off has not occurred and the number of outstanding shares of Class B common stock beneficially owned by our parent falls below 10% of the aggregate number of outstanding shares of all classes of our common stock. This mechanism will prevent our parent from decreasing its economic interest in iTurf to less than 10% while still retaining control of more than 40% of the voting power of our common stock. All conversions will be effected on a share-for-share basis.

     Other Rights. In the event of any merger or consolidation of iTurf with or into another company in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, of the other company, all holders of Class A and Class B common stock will be entitled to receive the same kind and amount of interest in the other company.

     On liquidation, dissolution or winding-up of iTurf, all holders of Class A and Class B common stock are entitled to share ratably in any of our assets available for distribution to holders of shares of common stock, after payment in full of the amounts required to be paid to holders of our preferred stock, if any.

     No shares of Class A or Class B common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

     Upon the closing of this offering, all the outstanding shares of Class A and Class B common stock will be legally issued, fully paid and nonassessable.

Preferred Stock

     Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue up to an aggregate of 1,000,000 of preferred stock in one or more series. The board will also be able to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

Sale of Control by Our Parent

     Our parent has agreed that for a period of one year from the closing of this offering, if it decides to sell all or a part of our stock representing at least 35% of our voting securities, it will require the purchaser to offer to purchase the same percentage of stock held by our public stockholders on the same terms.


Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

     Upon the closing of this offering, iTurf will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     o the transaction in which such stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

     o upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

     o on or subsequent to that date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

"Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Generally, an "interested stockholder" is a person who, together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock. The restrictions in this statute would not apply to a "business combination" with our parent or any of its subsidiaries, but they could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to iTurf and therefore discourage attempts to acquire iTurf.

     In addition, our Restated Certificate of Incorporation and bylaws that will be in effect prior to the closing of this offering and are summarized below may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the Class A common stock.

Classified Board of Directors

     Immediately prior to or following the closing of this offering, our board of directors will be divided into three classes of directors serving staggered, three-year terms. As a result, approximately one-third of the members of our board of directors will be elected each year. When coupled with the provision of our Restated Certificate of Incorporation authorizing the board of directors to fill vacant directorships and increase the size of the board of directors, these provisions may prevent stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removals with their own nominees.

Special Meetings of Stockholders

     Our Restated Certificate of Incorporation provides that special meetings of the stockholders of iTurf can be called only by the Chairman of the board of directors, a Vice Chairman, the President or a majority of the members of the board of directors.

Written Consent

     Under our Restated Certificate of Incorporation, the stockholders of iTurf will no longer be allowed to take action by written consent after the date on which our parent together with Stephen I. Kahn and any strategic partners no longer beneficially owns at least 50% of the voting power all classes of outstanding common stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

     Our bylaws require that timely notice in writing be provided by stockholders seeking to bring business before, or to nominate candidates for election as directors at, the annual meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of iTurf not less than 120 days nor more than 150 days prior to the first anniversary of the date of iTurf's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders.

     If no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days earlier than or 60 days after that anniversary, notice will be timely if received not more than 90 days later than the later of

     o 60 days prior to the annual meeting of stockholders or

     o the close of business on the tenth day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs.

     Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from timely bringing matters before, or from making nominations for directors at, an annual meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors

     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duty of care. Our Restated Certificate of Incorporation includes a provision that eliminates the personal liability of iTurf's directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to iTurf or its stockholders;

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

     o for any transaction from which the director derived an improper personal benefit.

Our bylaws generally provide that:

     o we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     o we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our Restated Certificate of Incorporation, our bylaws or other agreements; and

     o we must advance expenses, as incurred, to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by Delaware law.

Prior to the closing of this offering, we intend to obtain directors' and officers' insurance providing indemnification for our directors, officers and some employees. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and executive officers.

     The limitation of liability and indemnification provisions in our Restated Certificate of Incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. Such provisions may also reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers in connection with these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. We are unaware of any threatened litigation that may result in claims for indemnification.

No Duty of Our Parent to Refrain from Competing with Us

     Our Restated Certificate of Incorporation provides that, except as otherwise agreed by us and our parent:

     o our parent will have no duty to refrain from engaging in the same or similar activities or lines of business of iTurf, thereby competing with iTurf;

     o our parent, its officers, directors and employees will not be liable to iTurf or its stockholders for breach of any fiduciary duty by reason of any activities of our parent in competition with iTurf;

     o our parent will have no duty to communicate or offer corporate opportunities to iTurf and will not be liable for breach of any fiduciary duty as a stockholder of iTurf in connection with corporate opportunities; and

     o if a director or officer of iTurf who is also a director or officer of our parent learns of a potential transaction or matter that may be a corporate opportunity for iTurf or our parent, that director or officer may offer the corporate opportunity to iTurf or our parent as such director or officer deems appropriate under the circumstances.

     A director or officer will not be liable to iTurf or its stockholders for breach of any fiduciary duty or duty of loyalty for failure to act in the best interests of iTurf if:

     o the director or officer first offers the corporate opportunity to our parent; or

     o our parent pursues the corporate opportunity for itself or does not communicate information regarding the corporate opportunity to iTurf.

These provisions of our Restated Certificate of Incorporation eliminate rights that might have been available to shareholders under Delaware law had such provisions not been included in our Restated Certificate of Incorporation. However, the enforceability of these provisions under Delaware law has not been established.

Authorized but Unissued Shares

     The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of these shares could discourage or make more difficult an attempt to obtain control of iTurf by means of a proxy contest, tender offer, merger or otherwise.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority in interest of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless its certificate of incorporation or bylaws requires a greater percentage. Following the offering, our parent, as the beneficial owner of approximately 95% of the voting power of the outstanding common stock, will, on its own, be able to cause iTurf to amend its Restated Certificate of Incorporation and bylaws.

Listing

     Our Class A common stock has been approved for listing on the Nasdaq National Market under the trading symbol "TURF."


Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is The Bank of New York, located at 101 Barclay Street, New York, New York 10286. Its telephone number is 1-800-524-4458.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for iTurf's Class A common stock. We cannot predict the effect that sales of shares or the availability of shares for sale will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock in the public market, or the perception that sales might occur, could adversely affect the market price of our Class A common stock. Sales of substantial amounts of Class A common stock in the public market after the restrictions on resale described below lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     Upon the closing of this offering, we expect to have outstanding 4,201,471 shares of our Class A common stock, assuming no exercise of the underwriters' option and no exercise of other outstanding options but including $25,000 of Class A common stock, valued at the assumed initial public offering price per share, assumed to be $17.00, issued to TSI Soccer Corporation, a subsidiary of our parent, as consideration in connection with the transfer to iTurf of the TSISoccer.com domain name. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Shares of Class A common stock purchased by our affiliates will be "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act.


     As a result of the contractual restrictions described below and the provisions of Rule 144 and Rule 701, the shares of Class A common stock that are restricted securities will be available for sale in the public market on the first anniversary of the date of the closing of this offering, in accordance with the volume limitations and other conditions of Rule 144.

  Lock-Up Agreements

     Prior to the closing of this offering, all of our officers, directors and securityholders, including our parent, will have signed agreements under which they may not, for a period of 180 days after the date of this prospectus, directly or indirectly transfer or dispose of, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock. These restrictions apply to shares of our Class B common stock. The shares could be available for resale immediately upon the expiration of the 180-day period if they are available for resale under Rule
144. Transfers or dispositions can be made sooner with the prior written consent of both BT Alex. Brown Incorporated and Hambrecht & Quist LLC.


  Rule 144

     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our Class A common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     o 1% of the number of shares of Class A common stock then outstanding, which will equal approximately 42,015 shares after the closing of this offering; or


     o the average weekly trading volume of the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

  Rule 144(k)

     Under paragraph (k) of Rule 144, persons who are not our affiliate at any time during the 90 days preceding a sale and who have beneficially owned the shares proposed to be sold for at least two years are entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner not an affiliate of iTurf. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon the closing of this offering.

  Rule 701

     In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with other restrictions, including the holding period, contained in Rule 144.

  Registration Rights

     Prior to the closing of this offering, we will enter into an agreement with our parent providing our parent with specific registration rights applicable to shares of our common stock held by it. See "Certain
Transactions--Intercompany Agreements--iTurf Common Stock Registration Rights Agreement.

  Stock Options

     Immediately after the closing of this offering, we intend to file a registration statement under the Securities Act covering 4,050,000 shares of Class A common stock reserved for issuance under our stock incentive plan. Upon the expiration of the restrictive agreements entered into by our officers, directors, and security holders as described above, at least 186,775 shares of Class A common stock will be subject to vested options. Accordingly, shares registered under that registration statement will, giving effect to vesting provisions and in accordance with Rule 144 volume limitations applicable to our affiliates, be available for sale in the public market immediately after the 180-day restrictive agreements expire.

                                 UNDERWRITING

     BT Alex. Brown Incorporated and Hambrecht & Quist LLC are the representatives of the underwriters and are acting as joint book-running managers. Upon the terms and conditions of the underwriting agreement between iTurf and the underwriters, the underwriters named below have severally agreed through their representatives to purchase from iTurf the number of shares of our Class A common stock set forth opposite the name of the underwriter below:


                                             Number of
               Underwriter                    Shares
----------------------------------------   ------------
   BT Alex. Brown Incorporated .........
   Hambrecht & Quist LLC ...............
   J.P. Morgan Securities Inc. .........
   CIBC Oppenheimer Corp. ..............
   Wit Capital Corporation .............


     Total .............................    4,200,000
                                            =========



     At our request, the underwriters have agreed to offer an aggregate 374,000 of the shares of Class A common stock in this offering to directors, officers, employees and vendors of iTurf, as well as various other persons designated by us. These 374,000 shares are being offered to those persons on the same terms as the remaining 3,826,000 shares are being offered by the underwriters to the public. Any shares not purchased by those persons designated by us will then be offered by the underwriters to the public.


     The underwriters will purchase all of the shares of Class A common stock offered in this offering, other than those shares covered by the option described below, if they purchase any shares.

     The underwriters' representatives have advised iTurf that the underwriters propose initially to offer the shares of Class A common stock to the public at the offering price set forth on the cover page of this prospectus and through the underwriters' representatives to certain dealers at that price less a
concession not in excess of $           per share. The underwriters may allow,
and those dealers may re-allow, a concession not in excess of $           per
share to certain other dealers. After commencement of this offering, the offering price and other selling terms may be changed by the representatives of the underwriters.


     iTurf has granted to the underwriters an option, exercisable by the underwriters' representatives not later than 30 days after the date of this prospectus, to purchase up to 630,000 additional shares of Class A common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise their option only to cover over-allotments made by them in connection with the sale of the Class A common stock in this offering. To the extent that the underwriters exercise their option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares of Class A common stock as the number of shares of Class A common stock to be purchased by it in the above table bears to 4,200,000. iTurf will be obligated to sell the shares to the underwriters. If any additional shares of Class A common stock are purchased through exercise of the underwriters' option, the underwriters will offer those additional shares on the same terms as the shares not covered by the option are being offered.


     A prospectus in electronic format is being made available on a Web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on Wit Capital's Web site and any information contained on any other Web site maintained by Wit Capital Corporation is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by iTurf or any underwriter in such capacity and should not be relied on by prospective investors.

     We have asked the underwriters to allocate a limited number of shares of Class A common stock to Wit Capital and selected dealers for sale to their brokerage account holders. The sales of these shares will be made by Wit Capital Corporation, acting as e-Manager[TM] in this offering. Any of these allocated shares not purchased by Wit Capital's brokerage account customers will be offered by the underwriters on the same basis as the shares not allocated to Wit Capital.

     iTurf and our parent have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our Class A common stock. Specifically, the underwriters may over-allot shares of the Class A common stock in connection with this offering, creating a short position in the underwriters' syndicate account. Additionally, to cover over-allotments or to stabilize the market price of the Class A common stock, the underwriters may bid for and purchase shares of the Class A common stock in the open market. Finally, the underwriters' representatives may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our Class A common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     Each of iTurf's officers, directors and stockholders has agreed to restrictions on its ability to dispose of any of our Class A common stock for a period of 180 days after the effective date of the registration statement including this prospectus. These restrictions prohibit them from offering, selling, contracting to sell or otherwise disposing of any Class A common stock, or entering into any transaction designed to, or which could be expected to, result in the disposition of any portion of any Class A common stock without the prior written consent of both BT Alex. Brown Incorporated and Hambrecht & Quist LLC. The underwriters' representatives may give their consent at any time without public notice. The restriction on disposition of Class A common stock includes shares of Class A common stock converted from Class B common stock.

     iTurf has entered into a similar agreement, except that we may issue and grant options or warrants to purchase shares of Class A common stock or securities convertible into, exercisable for or exchangeable for shares of Class A common stock, upon the exercise of outstanding options and warrants and under our stock incentive plan. We may also issue shares of Class A common stock in connection with an acquisition, a merger, a consolidation or sale of assets or in connection with a strategic investment, partnership or joint venture, so long as the persons receiving shares enter into the same restrictive agreement for the 180-day period noted above.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Pricing of This Offering

     Prior to the closing of this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for our Class A common stock will be determined by negotiation among iTurf and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

     o prevailing market conditions;

     o iTurf's results of operations in recent periods;

     o the present stage of our development;

     o the market capitalizations and stages of development of other companies that iTurf and the representatives of the underwriters believe to be comparable to us;

     o estimates of iTurf's business potential; and

     o other factors deemed relevant by iTurf and the representatives of the underwriters.

                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered hereby will be passed upon for us by Proskauer Rose LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Reboul, MacMurray, Hewitt, Maynard & Kristol.


                                    EXPERTS

     The financial statements of iTurf Inc. at January 31, 1998 and 1999, and for the years ended January 31, 1997, 1998 and 1999 and the balance sheet of gURL, Interactive Inc. as of December 17, 1997, appearing in the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     For more information with respect to iTurf and the Class A common stock offered by this prospectus, see the registration statement and the exhibits and schedule filed by us with the Securities and Exchange Commission on Form S-1 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement.

     A copy of the registration statement and its exhibits and schedule may be inspected without charge at the public facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the Securities and Exchange Commission.

     The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                           Page
                                                         -------
iTurf Inc.
Report of Independent Auditors .......................   F - 2
Balance Sheets .......................................   F - 3
Statements of Operations .............................   F - 4
Statements of Stockholder's (Deficit) Equity .........   F - 5
Statements of Cash Flows .............................   F - 6
Notes to Financial Statements ........................   F - 7

gURL, Interactive Inc.
Report of Independent Auditors .......................   F - 14
Balance Sheet ........................................   F - 15
Notes to Balance Sheet ...............................   F - 16

                        Report of Independent Auditors


To the Board of Directors
 of iTurf Inc.

     We have audited the balance sheets of iTurf Inc. (the "Company") as of January 31, 1998 and 1999 and the related statements of operations, stockholder's (deficit) equity and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at January 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.






                                                ERNST & YOUNG LLP
New York, New York
February 28, 1999, except
     for the second paragraph
     of Note 1--Business as
     to which the date is

     April 1, 1999.

                                  iTurf Inc.

                                Balance Sheets
                (in thousands, except share and per share data)

                                              ASSETS
                                                                                  January 31
                                                                             ---------------------
                                                                                1998        1999
                                                                                ----        ----
Current assets:
 Cash ....................................................................    $   31      $  375
                                                                              ------      ------
Total current assets .....................................................        31         375
Deferred offering costs ..................................................        --         110
                                                                              ------      ------
Fixed assets, net of accumulated depreciation of $3 and $46 at January 31,
 1998 and 1999, respectively .............................................        95         414
Intangible assets, net ...................................................       341         356
                                                                              ------      ------
Total assets .............................................................    $  467      $1,255
                                                                              ======      ======

                             LIABILITIES AND STOCKHOLDER'S (DEFICIT) EQUITY

Current liabilities:
 Accounts payable and other current liabilities ..........................    $   --      $  263
 Due to dELiA*s ..........................................................       512         573
                                                                              ------      ------
 Total current liabilities ...............................................       512         836
Stockholder's (deficit) equity:
 Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares
   issued or outstanding .................................................        --          --
 Class A common stock, $.01 par value, 67,500,000 authorized, no shares
  issued and outstanding .................................................        --          --
 Class B common stock, $.01 par value, 12,500,000 shares
  authorized, 12,500,000 shares issued and outstanding ...................       125         125
 (Deficit) retained earnings .............................................      (170)        294
                                                                              ------      ------
 Total stockholder's (deficit) equity ....................................       (45)        419
                                                                              ------      ------
Total liabilities and stockholder's (deficit) equity .....................    $  467      $1,255
                                                                              ======      ======

                            See accompanying notes.

                                  iTurf Inc.

                           Statements of Operations
                (in thousands, except share and per share data)


                                                                              Year ended January 31
                                                                      1997              1998             1999
                                                                ----------------   --------------   --------------
Revenues:
 Net product sales ..........................................     $        13       $       134      $     3,352
 Advertising and other ......................................              --                --              662
                                                                  -----------       -----------      -----------
Total revenues ..............................................              13               134            4,014
Cost of product sales .......................................               6                69            1,687
                                                                  -----------       -----------      -----------
Gross profit ................................................               7                65            2,327
Selling, general and administrative expenses ................              14               114            1,467
                                                                  -----------       -----------      -----------
Income (loss) from operations ...............................              (7)              (49)             860
Interest expense ............................................              --                20               41
                                                                  -----------       -----------      -----------
Income (loss) before income tax (benefit) provision .........              (7)              (69)             819
Income tax (benefit) provision ..............................              (3)              (29)             355
                                                                  -----------       -----------      -----------
Net income (loss) ...........................................     $        (4)      $       (40)     $       464
                                                                  ===========       ===========      ===========
Basic and diluted net income (loss)
 per share ..................................................     $     (0.00)      $     (0.00)     $      0.04
                                                                  ===========       ===========      ===========
Shares used to compute basic
 net income (loss) per share ................................      12,500,000        12,500,000       12,500,000
                                                                  ===========       ===========      ===========
Shares used to compute diluted
 net income (loss) per share ................................      12,500,000        12,500,000       12,518,000
                                                                  ===========       ===========      ===========


                            See accompanying notes.

                                  iTurf Inc.

                 Statements of Stockholder's (Deficit) Equity
                       (in thousands, except share data)

                                             Common Stock           (Deficit)
                                        -----------------------     Retained
                                           Shares       Amount      Earnings        Total
                                        ------------   --------   ------------   ----------
Balance at January 31, 1996 .........   12,500,000      $ 125        $(126)        $ (1)
 Net loss ...........................                                   (4)          (4)
                                                                     -----         ----
Balance at January 31, 1997 .........   12,500,000        125         (130)          (5)
 Net loss ...........................                                  (40)         (40)
                                                                     -----         ----
Balance at January 31, 1998 .........   12,500,000        125         (170)         (45)
 Net income .........................                                  464          464
                                                                     -----         ----
Balance at January 31, 1999 .........   12,500,000      $ 125        $ 294         $419
                                        ==========      =====        =====         ====

                            See accompanying notes.

                                  iTurf Inc.

                           Statements of Cash Flows
                                (in thousands)


                                                                         Year ended January 31
                                                                  ------------------------------------
                                                                     1997         1998         1999
                                                                  ----------   ---------   -----------
Operating activities
Net income (loss) .............................................     $ (4)       $  (40)     $    464
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization ...............................       --             6            78
  Changes in operating assets and liabilities:
    Accounts payable and other current liabilities ............       --            --           104
                                                                    ----        ------      --------
Net cash provided by (used in) operating activities ...........       (4)          (34)          646
Investing activities
Acquisitions ..................................................       --          (126)           --
Purchase of fixed assets ......................................       --           (98)         (265)
                                                                    ----        ------      --------
Net cash (used in) investing activities .......................       --          (224)         (265)
Financing activities
Loan from dELiA*s .............................................       17           372         3,286
Repayment to dELiA*s ..........................................      (13)          (83)       (3,274)
Deferred offering costs .......................................       --            --           (49)
                                                                    ----        ------      --------
Net cash provided by (used in) financing activities ...........        4           289           (37)
Net increase in cash ..........................................       --            31           344
Cash at beginning of period ...................................       --            --            31
                                                                    ----        ------      --------
Cash at end of period .........................................     $ --        $   31      $    375
                                                                    ====        ======      ========
Supplemental disclosure of cash flow information:
Interest paid .................................................     $ --        $   --      $     --
                                                                    ====        ======      ========
Income taxes paid .............................................     $ --        $   --      $     --
                                                                    ====        ======      ========


Supplemental disclosure of noncash financing and investing activity:
Issuance of dELiA*s Inc. common stock in connection with the gURL acquisition--see Note 6.

                            See accompanying notes.

                                  iTurf Inc.

                         Notes to Financial Statements

1. Business

     iTurf Inc. (the "Company"), formerly known as dELiA*s Interactive Company, a teen-focused Internet community and marketer of apparel, related accessories, home furnishings and soccer merchandise, is a wholly-owned subsidiary of dELiA*s Inc. ("dELiA*s"). The accompanying financial statements of iTurf, which was formed in August 1997, include all of dELiA*s internet operations from the date of formation, as well as the internet operations of TSI Soccer Corporation ("TSI") prior to that date. See Note 6. The Company utilizes dELiA*s business relationships, infrastructure and brand names and has relied on dELiA*s to provide financing for its operations. The Company has filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering ("IPO") of common stock. If the proposed public offering is not consummated, the Company will be dependent on the continued support of dELiA*s.

     On April 1, 1999, the Company's certificate of incorporation was amended and restated such that the authorized capital stock of the Company consists of 67,500,000 shares of Class A common stock, par value $.01 per share, 12,500,000 shares of Class B common stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share. In addition, the exchange of the 100 shares of common stock previously outstanding into 12,500,000 shares of Class B common stock was approved. All share and option information in the accompanying financial statements has been adjusted to reflect these changes and, consequently, $125,000, the par value of the Class B common stock, has been reclassified from (deficit) retained earnings.


     In its proposed IPO, iTurf plans to issue shares of its Class A common stock to the public. Holders of Class A common stock have voting rights identical to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share and holders of Class B are entitled to six votes per share. After the offering, dELiA*s is expected to own all outstanding shares of iTurf's Class B common stock, which is expected to represent approximately 95% of the voting power of iTurf common stock. Each share of Class B common stock is convertible into one share of Class A common stock at any time prior to a tax-free spin-off, as defined, of iTurf from dELiA*s, at the option of the holder. Following a tax-free spin-off, shares of Class B common stock will no longer be convertible into shares of Class A common stock at the option of the holder, but shares that have not yet been converted would automatically convert upon (i) the transfer of such shares by dELiA*s to a third party other than a person determined by the iTurf board of directors to be a "strategic partner" of iTurf, (ii) the decline of the number of outstanding shares of Class B common stock beneficially owned by our Parent to below 10% of the aggregate number of outstanding shares of all classes of iTurf common stock or (iii) the fifth anniversary of the tax-free spin-off.

     iTurf expects to use a portion of the IPO proceeds to purchase dELiA*s stock from its parent. iTurf will record this purchase as a reduction to iTurf's stockholders' equity.

     The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its net sales and operating results generally to be lower in the first half of each fiscal year.

     The Company's fiscal year ends on January 31. All references herein to a particular fiscal year refer to the year ended January 31 following the calendar year (e.g., "fiscal 1998" refers to the fiscal year ending January 31, 1999).

2. Summary of Significant Accounting Policies

Basis of Presentation

     The accompanying financial statements of the Company include the Internet operations of dELiA*s which include, for all periods presented, the Internet operations of TSI. TSI was acquired by dELiA*s in December 1997 in a transaction accounted for as a pooling of interests. See Note 6. The financial statements also include the operations of gURL, Interactive Inc. ("gURL"), from December 17, 1997, the date of acquisition by iTurf.

                                  iTurf Inc.

2. Summary of Significant Accounting Policies (continued)

     The financial statements include expenses which have been allocated to the Company by dELiA*s on a specific identification basis plus its allocated share of the costs associated with resources it shares with dELiA*s. Allocations from dELiA*s for such shared resources have been made primarily on a proportional cost method based on related revenues. Management believes these allocations are reasonable. The financial statements of the Company do not necessarily reflect the results of operations or financial position that would have existed had the Company been an independent company.

Fixed Assets

     Fixed assets, comprised of property and equipment, are stated at cost and depreciated using the straight-line method over 5 years, the estimated useful lives of the assets.

Intangible Assets

     Intangible assets relate primarily to goodwill resulting from the gURL acquisition, which is being amortized by the straight-line method over 10 years. This amortization period was determined by management to be appropriate based on the strength of the gURL brand name, the unique concept and the membership list, as well as the Company's long-term plans for the acquired business.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Revenue Recognition

     Sales of the Company's products are recognized at the time the products are shipped to customers. Advertising revenue is provided on a consistent basis over the term of the contract and is therefore recognized on a straight-line basis over the period during which the advertising is provided. Sales of the Company's advertising inventory by third parties under revenue-sharing arrangements are recorded at the amounts reported by the revenue-sharing partners, which are net of agreed-upon commission fees, when the advertising has been provided. Licensing revenue is recognized upon fulfillment of all material contractual obligations. Subscription revenue related to DiscountDomain.com, a membership based discount shopping service, is billed monthly, subsequent to the earlier of a customer's first purchase or one month from the date of initial subscription. Subscriptions are cancelable at any time and revenue is recognized on a monthly basis. The Company does not incur any direct costs associated with advertising, licensing or subscription revenue. Accordingly, all expenses incurred in connection with those revenue sources are included in selling, general and administrative expenses.


Advertising Costs

     The Company expenses the cost of advertising as incurred. For the years ended January 31, 1997, 1998 and 1999, advertising costs were approximately $0, $1,000, and $443,000, respectively.

Income Taxes

     Historically, the Company's results have been included in dELiA*s consolidated federal and state income tax returns. The income tax provision is calculated as if the Company had operated as an independent company. Deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to the difference between the financial statement carrying values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The Company is reimbursed for any tax benefits which dELiA*s receives and is liable to dELiA*s for any tax liability recorded by the Company.

                                  iTurf Inc.

2. Summary of Significant Accounting Policies (continued)

     dELiA*s pays all taxes for the Company and, as such, income taxes payable and deferred tax assets and liabilities have been included in amounts due to dELiA*s.

Basic and Diluted Earnings (Loss) per Share

     The Company computes net (loss) income per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). To date, the Company has not had any issuances or grants for nominal consideration.

Financial Instruments

     The fair value of financial instruments approximate their carrying value.

Due to dELiA*s

     Due to dELiA*s includes amounts payable to dELiA*s primarily for operations and working capital requirements, offset by cash collected by the Company and remitted to dELiA*s. Other transactions reflected in the payable balance include the Company's share of dELiA*s consolidated income tax liability and other administrative expenses incurred by dELiA*s on behalf of the Company. Such amounts payable do not have specific repayment terms. Interest is charged at 8% per annum.

Stock-Based Compensation

     The Company accounts for its stock-based employee compensation agreements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."

Long-Lived Assets

     In accordance with the Statement of Financial Accounting Standards Board ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," the Company periodically reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (on an undiscounted basis) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income. The adoption of SFAS No. 130 as of February 1, 1998 did not have an effect on the iTurf's financial statements or disclosure as iTurf has no reconciling items. Therefore net income (loss) and comprehensive income (loss) are the same.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that public companies report certain information about operating segments in their annual financial statements and in subsequent condensed financial statements of interim periods issued to shareholders. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers. Adoption
                                  iTurf Inc.

2. Summary of Significant Accounting Policies (continued)

of this new standard did not have an effect on the Company's disclosures for all periods presented because the Company currently operates as one segment.


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which is effective for fiscal years beginning after June 15, 1999, requires the Company to recognize all derivatives on the balance sheet at fair value. The Company has determined that the adoption of this new standard will not have a material effect on the Company's financial statements or disclosure for all periods presented.

3. Related Party Transactions

     All merchandise sold from inception through January 31, 1999 was purchased from dELiA*s or one of its subsidiaries at an amount equal to dELiA*s or the subsidiary's cost. For the years ended January 31, 1997, 1998 and 1999, such purchases totaled $6,000, $69,000 and $1,687,000. dELiA*s charges the Company the costs associated with such purchases, including cost of freight, handling and other costs, incurred by dELiA*s in connection with providing such merchandise.


     As a subsidiary of dELiA*s, the Company also receives, and is charged its proportionate share of various services from dELiA*s including administrative, distribution and other services. Such charges were $13,000, $45,000, and $219,000 for the years ended January 31, 1997, 1998 and 1999, respectively. In the opinion of management, all allocations of such costs have been made on a reasonable and consistent basis; however; they are not necessarily indicative of nor is it practical for management to estimate the level of expenses which might have been incurred had the Company been operating as a separate, stand-alone company.


     Prior to the closing of the offering, iTurf and dELiA*s intend to enter into several intercompany agreements. These agreements cover rights and obligations regarding income taxes, trademarks and customer lists, competition, intercompany services, customer service and stock registration.

     The Tax Allocation Agreement generally provides that, following the closing of the offering, for so long as iTurf remains a member of dELiA*s taxpayer group, iTurf will pay its proportionate share of dELiA*s tax liability computed as if iTurf were filing a separate return, provided however, that any tax benefits attributable to iTurf will be used by dELiA*s to the extent iTurf is unable to use such benefits at that time, and provided further, that dELiA*s will be required to establish a liability for iTurf to the extent it uses iTurf's tax benefits.

     The Trademark License and Customer List Agreement provides iTurf with the exclusive right to use dELiA*s trademarks in connection with the sale of goods and services on the Internet. iTurf will pay dELiA*s a royalty equal to 5% of net sales from iTurf Web sites bearing a trademark licensed from dELiA*s and 5% of dELiA*s-sourced net sales from other iTurf Web sites on which sales of dELiA*s-sourced goods exceed 50% of total net sales. The agreement also provides for royalty-free sharing of customer lists and restricts both parties from entering the other's business.

     Under the Intercompany Services Agreement, dELiA*s will continue to provide all of the services it currently provides to iTurf, other than warehouse and fulfillment services, to iTurf at 105% of its cost. For warehousing and fulfillment services, iTurf will be charged 105% of the dELiA*s cost based on the average cost per package shipped. dELiA*s will continue to supply inventory to iTurf for payment equal to the lesser of 105% of dELiA*s total direct cost and the best price at which dELiA*s could resell those products to a third party. In addition, iTurf has the right to purchase from dELiA*s up to $300,000 annually of closeout inventory, generally at prices discounted from dELiA*s price. Advertising for iTurf in dELiA*s print catalogs will be at a cost of $40 per 1,000 catalogs distributed with iTurf required to purchase minimum amonts of advertising space and dELiA*s required to provide a minimum amount of advertising space. dELiA*s will continue to permit iTurf to use a portion of its offices at the lesser of the
                                  iTurf Inc.

3. Related Party Transactions (continued)


prevailing market rate for such space and the highest rate then being paid by dELiA*s for comparable space in the metropolitan area in which such space is located.

     The Customer Service Agreement states that iTurf will provide to dELiA*s e-mail-based customer service in respect of those of dELiA*s catalogs corresponding to trademarks licensed from dELiA*s.


     Had the intercompany agreements been in effect during the historical periods presented in the financial statements, they would not have had a material effect on the results of operations.


     On April 1, 1999 iTurf and TSI Soccer Corporation (a subsidiary of dELiA*s) entered into the TSISoccer.Com Asset Transfer Agreement, whereby concurrently with the closing of the offering, iTurf will acquire the TSISoccer.com domain name from TSI Soccer Corp. for $25,000 of Class A common stock, valued at the initial public offering price per share.

     On April 1, 1999 iTurf Delaware Investment Company, a subsidiary of iTurf, and dELiA*s entered into a subscription agreement whereby concurrently with the closing of the offering, iTurf intends to use $10.0 million of the gross proceeds of the offering to purchase shares of dELiA*s common stock from dELiA*s at a price equal to the average closing price of that stock on the five trading days preceding the date of the prospectus. And, if the underwriters in the offering fully exercise their over-allotment option, iTurf will use 60% of the resulting net proceeds to purchase additional shares of dELiA*s common stock.


     In addition, several of iTurf's officers and directors also serve as officers and directors of dELiA*s.

4. Credit Facility

     iTurf is currently a participant under dELiA*s $25 million bank credit facility. Obligations under the credit agreement are subject to certain conditions including the maintenance of financial ratios and covenants and are secured by a lien on substantially all of dELiA*s assets, including iTurf. The credit agreement also limits the payment of dividends by dELiA*s. There were no outstanding borrowings under dELiA*s credit facility at January 31, 1998 and 1999. iTurf's participation in the credit facility is expected to be terminated concurrent with the closing of the proposed IPO.

5. Leases

     The Company utilizes equipment and space under lease to dELiA*s. Rental expense from operating leases amounted to $0, $5,000 and $13,000 for the years ended January 31, 1997, 1998 and 1999 respectively.

6. Acquisitions

gURL

     On December 17, 1997, the Company acquired all the outstanding common stock of gURL, Interactive Inc. ("gURL"), an interactive entertainment Web site, for 5,000 shares of dELiA*s common stock valued at $108,000 based on the fair market value of dELiA*s common stock on such date, cash of $120,000 and rights to receive an aggregate of 10,000 additional shares of dELiA*s common stock subject to the satisfaction of certain membership-level targets. Such targets were subsequently met and 5,000 shares of dELiA*s common stock were issued on December 31, 1998. The remaining 5,000 shares of dELiA*s common will be issued in December 1999. The value of stock issued and to be issued by dELiA*s in connection with the acquisition is included in iTurf's liability to dELiA*s.

     The acquisition has been accounted for by the purchase method of accounting and the results of the operations of gURL have been included in the financial statements of the Company from the date of acquisition. The excess purchase price over the fair value of net assets acquired was approximately $387,000. This amount includes $110,000 relating to the 5,000 shares of dELiA*s common stock issued in
                                  iTurf Inc.

6. Acquisitions (continued)

December 1998 and $49,000 relating to the 5,000 shares of dELiA*s stock to be issued in December 1999, both calculated using the fair market value of dELiA*s common stock on the date the related membership-level targets were achieved. Accumulated amortization at January 31, 1998 and 1999 was approximately $3,000 and $38,000, respectively.

     On a pro forma basis as if the acquisition had taken place on the first day of each fiscal year, iTurf's net loss would have been ($27,000) and ($60,000), for the years ended January 31, 1997 and 1998, respectively. Net sales and loss per share on a pro forma basis would not have been different from the amounts reported.

Internet Operations of TSI

     On December 10, 1997, dELiA*s acquired TSI in a transaction accounted for as a pooling of interests. In connection with this transaction, dELiA*s issued an aggregate of 308,687 shares of its common stock and made cash payments of approximately $730,000 to former stockholders of TSI. The acquired operations included an internet business. In accordance with pooling-of-interests accounting, the accompanying financial statements, which include all of dELiA*s internet operations, include such internet operations of TSI from the date of their inception in March 1995.


     During fiscal 1997 through the date of the combination, as well as in prior years, the internet operations of TSI represented all of iTurf's operations. For the nine months ended October 31, 1997, these operations resulted in net sales of $86,000 and net loss of $1,000.

7. Income Taxes

     The provision (benefit) for income taxes consists of the following:

                              Year ended January 31
                        ----------------------------------
                           1997          1998        1999
                        ----------   -----------   -------
                                  (in thousands)
   Current:
    Federal .........      $  (2)       $ (23)     $248
    State ...........         (1)          (6)       97
                           -----        ------     ----
                              (3)         (29)      345
   Deferred:
    Federal .........         --           --         8
    State ...........         --           --         2
                           -----        -----      ----
                              --           --        10
                           -----        -----      ----
   Total ............      $  (3)       $ (29)     $355
                           =====        =====      ====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had no such differences prior to fiscal 1998. Significant components of the Company's deferred tax assets and liabilities as of January 31, 1999 are as follows:


                                                                     1999
   (in thousands)                                                  --------
   Deferred tax liabilities -- property and equipment ..........      (19)
   Deferred tax assets -- reserves .............................        9
                                                                      ---
     Net deferred tax liability ................................      (10)
                                                                      ===

                                  iTurf Inc.

7. Income Taxes (continued)

     The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:


                                                                    Year ended January 31
                                                              ----------------------------------
                                                                 1997         1998        1999
                                                              ----------   ----------   --------
   Statutory federal income tax expense (benefit) .........        (34)%       (34)%       34%
   State income tax expense (benefit) .....................         (8)         (8)         7
   Other ..................................................         (1)         --          2
                                                                   ---         ---         --
                                                                   (43)%       (42)%       43%
                                                                   ===         ===         ==



8. Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share:


                                                                         Year Ended January 31
                                                           -------------------------------------------------
                                                                1997             1998              1999
                                                           --------------   --------------   ---------------
   Numerator: Net income (loss) ........................    $    (4,000)     $   (40,000)     $    464,000
                                                            ===========      ===========      ============
   Denominator for basic earnings per share--
     weighted-average shares ...........................     12,500,000       12,500,000        12,500,000
   Effect of dilutive stock options ....................             --               --            18,000
                                                            -----------      -----------      ------------
   Denominator for diluted earnings per
     share--adjusted weighted-average and
     assumed conversions ...............................     12,500,000       12,500,000        12,518,000
                                                            ===========      ===========      ============
   Basic and diluted earnings (loss) per share .........    $     (0.00)     $     (0.00)     $       0.04
                                                            ===========      ===========      ============


     All stock options outstanding at January 31, 1999 were included in the computation of diluted earnings per share as all exercise prices were less than the assumed market price of the Company's common stock.

9. Stock Incentive Plan

     On January 1, 1999, the Company established the 1999 Stock Incentive Plan (the "Incentive Plan") for officers, employees, consultants, contractors and directors providing for the grant of stock options, including incentive stock options and non-qualified stock options, stock appreciation rights and restricted stock, and reserved 4,050,000 shares for grant. Either the Board of Directors or the Compensation Committee of the Board of Directors may determine the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise prices. Stock options are exercisable for a period not to exceed 10 years from the date of the grant and, to the extent determined at the time of grant, may be paid for in cash, shares of common stock, restricted stock or by a reduction in the number of shares issuable upon exercise of the option.

     On January 1, 1999, the Company issued employees options to purchase 1,419,688 shares of common stock at $9.36, the fair market value at the date of grant. Of the options issued, 1,214,688 vest in eight six month intervals generally beginning six months from the date of grant. The remaining 205,000 options issued vest 20% per year beginning one year from the date of grant. These options represented all of the Company's outstanding options at January 31, 1999. At such date, none of the options were exercisable.

     The Company applies APB No. 25 and related interpretations in accounting for the Incentive Plan. Accordingly, no compensation expense has been recognized for the plan. Had compensation expense been determined based on the fair value of stock option grants on the date of grant in accordance with SFAS No. 123, the Company's net income and earnings per share for the year ended January 31, 1999 would have been $370,000 and $0.03, respectively.

     The estimated fair market value of options granted during the year ended January 31, 1999 was $3.17 per share. The fair value of options granted by the Company during the year ended January 31, 1999 was
                                  iTurf Inc.

9. Stock Incentive Plan (continued)

estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield and no volatility; risk-free interest rate of 4.5 percent; expected lives of four years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                        Report of Independent Auditors

To the Shareholders
  of gURL, Interactive Inc.

     We have audited the accompanying balance sheet of gURL, Interactive Inc. (the "Company") as of December 17, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at December 17, 1997 in conformity with generally accepted accounting principles.






                                                ERNST & YOUNG LLP




New York, New York
January 15, 1999
                            gURL, Interactive Inc.
                                 Balance Sheet

                                ASSETS
                                                            December 17
                                                               1997
                                                           ------------
Cash ...................................................       $100
                                                               ----
Total assets ...........................................       $100
                                                               ====
                            SHAREHOLDERS' EQUITY
Common stock, no par value, 200 shares
 authorized; 100 shares issued and outstanding .........       $100
                                                               ----
Shareholders' equity ...................................       $100
                                                               ====

                            See accompanying notes.

                            gURL, Interactive Inc.

                             Notes to Balance Sheet
                               December 17, 1997

1.  Description of Business

     In September 1997, the Shareholders incorporated gURL, Interactive Inc. ("gURL") and contributed $100 in cash and the gURL Web site as consideration for receiving 100 shares of common stock. The gURL Web site was developed by three New York University graduate school students (the "Shareholders") as the basis for their masters thesis. The contribution of the gURL Web site was accounted for at the Shareholders' cost, which was zero because the costs consisted of their own time and the Web site was developed at no cost to the Shareholders. No other costs were incurred.

2. Other

     On December 17, 1997, iTurf Inc. acquired all of the gURL outstanding common stock.

================================================================================

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of Class A common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of Class A common stock in any circumstances under which the offer or solicitation is unlawful.


                      ----------------------------------


                               TABLE OF CONTENTS



                                                    Page
                                                 ----------
Prospectus Summary ...........................        3
Risk Factors .................................        7
Forward-Looking Statements ...................       20
Use of Proceeds ..............................       21
Dividend Policy ..............................       21
Capitalization ...............................       22
Dilution .....................................       23
Selected Financial Data ......................       24
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ................................       25
Business .....................................       32
Management ...................................       47
Transactions with Our Parent .................       53
Principal Stockholders .......................       57
Description of Capital Stock .................       59
Shares Eligible for Future Sale ..............       64
Underwriting .................................       66
Legal Matters ................................       68
Experts ......................................       68
Where You Can Find More Information ..........       68
Index to Financial Statements ................       F-1

                      ----------------------------------


Dealer Prospectus Delivery Obligation:

Until          , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                               4,200,000 Shares



                                  [iTurf Logo]


                                    Class A
                                 Common Stock







                          --------------------------
                                   PROSPECTUS
                          --------------------------



                                 BT Alex. Brown
                                Hambrecht & Quist
                                J.P. Morgan & Co.
                                CIBC Oppenheimer
                             Wit Capital Corporation
                                as e-Manager[TM]





                                         , 1999

================================================================================

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The expenses to be paid by the Registrant in connection with this offering are as follows. All amounts other than the SEC registration fee and NASD filing fee are estimates.


                                                                    Amount to be
                                                                        Paid
                                                                   -------------
     Securities and Exchange Commission registration fee .......    $   24,169
     NASD filing fee ...........................................         5,100
     Nasdaq National Market listing fee ........................        20,000
     Printing fees .............................................       150,000
     Legal fees and expenses ...................................       300,000
     Accounting fees and expenses ..............................       300,000
     Blue Sky fees and expenses ................................         2,000
     Transfer agent and registrar fees .........................        10,000
     Miscellaneous .............................................       188,731
                                                                    ----------
       Total ...................................................    $1,000,000
                                                                    ==========


Item 14. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive.

     At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

     Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's Restated Certificate of Incorporation and in its Bylaws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

     The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance. Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document                                                          Exhibit Number
---------------------------------------------------------------   --------------
Form of Underwriting Agreement ................................        1.1
Form of Restated Certificate of Incorporation of Registrant ...        3.3
Form of Bylaws of Registrant ..................................        3.4

Item 15. Recent Sales of Unregistered Securities

     All shares issued prior to the completion of the offering described herein were issued to dELiA*s Inc. on October 1, 1997 in connection with the formation of the Company, a transaction exempt from Section 5 of the Securities Act pursuant to Section 4(2) thereof.


Item 16. Exhibits and Financial Statement Schedules

   (a) The following exhibits are filed herewith:


Exhibit
Number       Exhibit Title
----------   -------------------------------------------------------------------
  1.1        +Form of Underwriting Agreement
  1.2        +Form of Lock Up Agreement
  3.1        +Restated Certificate of Incorporation of iTurf
  3.2        +By-laws of iTurf
  3.3        Form of Restated Certificate of Incorporation of iTurf to be
             adopted prior to the closing of this offering
  3.4        Form of Bylaws of iTurf to be adopted prior to the closing of this offering
  4.1        Form of Class A Common Stock Certificate
  5.1        Opinion of Proskauer Rose LLP
 10.1        +Form of Intercompany Services Agreement
 10.2        +Form of Trademark License and Customer List Agreement
 10.3        +Form of Intercompany Indemnification Agreement
 10.4        +Form of Tax Allocation Agreement
 10.5        +Form of iTurf Common Stock Registration Rights Agreement
 10.6        +Form of dELiA*s Common Stock Registration Rights Agreement
 10.7        +Form of Customer Service Agreement
 10.8        Form of Letter Agreement between dELiA*s and iTurf (regarding a sale of control by dELiA*s)
 10.9        1999 Stock Incentive Plan
 10.10       Employment Agreement between iTurf and Stephen I. Kahn
 10.11       *Employment Agreement between iTurf and Alex S. Navarro
 10.12       *Employment Agreement between iTurf and Oliver Sharp
 10.13       *Employment Agreement between iTurf and Dennis Goldstein
 10.14       TSISoccer.com Asset Transfer Agreement, dated April 1, 1999, between iTurf and TSI Soccer Corporation
 10.15       Subscription Agreement, dated April 1, 1999, between iTurf Delaware
             Investment Company and dELiA*s
 21.1        Subsidiaries
 23.1        Consents of Ernst & Young LLP
 23.2        Consent of Proskauer Rose LLP (included in Exhibit 5.1 above)
 24.1        +Power of Attorney
 27.1        Financial Data Schedule
 99.1        +Consent of Beth Vanderslice to be named as director
 99.2        Consent of Thomas R. Evans to be named as director


-----------
* To be filed by amendment
+ Previously filed


   (b) Financial Statement Schedules

     No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on April 6, 1999.



                                        iTurf Inc.




                                        By: /s/ Stephen I. Kahn
                                          -------------------------------------

                                          Stephen I. Kahn
                                          President and Chief Executive Officer


     In accordance with the requirements of the Securities Act, this Registration Statement has been signed on April 6, 1999 by the following persons in the capacities indicated.



            Name                                    Title
            ----                                    -----
    /s/ Stephen I. Kahn       President, Chief Executive Officer and Director
==========================
        Stephen I. Kahn

              *               Chief Financial Officer (principal financial and
==========================    accounting officer)
        Dennis Goldstein

              *               Director
==========================
     Christopher C. Edgar

              *               Director
==========================
       Evan Guillemin


*By: /s/ Alex S. Navarro
     ---------------------
         Attorney-in-Fact

Exhibit Index.


Exhibit
Number       Exhibit Title
----------   -------------------------------------------------------------------
  1.1        +Form of Underwriting Agreement
  1.2        +Form of Lock Up Agreement
  3.1        +Restated Certificate of Incorporation of iTurf
  3.2        +By-laws of iTurf
  3.3        Form of Restated Certificate of Incorporation of iTurf to be
             adopted prior to the closing of this offering
  3.4        Form of Bylaws of iTurf to be adopted prior to the closing of this offering
  4.1        Form of Class A Common Stock Certificate
  5.1        Opinion of Proskauer Rose LLP
 10.1        +Form of Intercompany Services Agreement
 10.2        +Form of Trademark License and Customer List Agreement
 10.3        +Form of Intercompany Indemnification Agreement
 10.4        +Form of Tax Allocation Agreement
 10.5        +Form of iTurf Common Stock Registration Rights Agreement
 10.6        +Form of dELiA*s Common Stock Registration Rights Agreement
 10.7        +Form of Customer Service Agreement
 10.8        Form of Letter Agreement between dELiA*s and iTurf (regarding a sale of control by dELiA*s)
 10.9        1999 Stock Incentive Plan
 10.10       Employment Agreement between iTurf and Stephen I. Kahn
 10.11       *Employment Agreement between iTurf and Alex S. Navarro
 10.12       *Employment Agreement between iTurf and Oliver Sharp
 10.13       *Employment Agreement between iTurf and Dennis Goldstein
 10.14       TSISoccer.com Asset Transfer Agreement, dated April 1, 1999, between iTurf and TSI Soccer Corporation
 10.15       Subscription Agreement, dated April 1, 1999, between iTurf Delaware
             Investment Company and dELiA*s
 21.1        Subsidiaries
 23.1        Consents of Ernst & Young LLP
 23.2        Consent of Proskauer Rose LLP (included in Exhibit 5.1 above)
 24.1        +Power of Attorney
 27.1        Financial Data Schedule
 99.1        +Consent of Beth Vanderslice to be named as director
 99.2        Consent of Thomas R. Evans to be named as director


-----------
* To be filed by amendment
+ Previously filed